As filed with the Securities and Exchange Commission on September 24, 2010
Registration No. 333-168772
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW CENTURY TRANSPORTATION, INC.
(Exact name of registrant as specified in its charter)

New Jersey	4213	22-3711933
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

45 East Park Drive
Westampton, New Jersey 08060
(609) 265-1110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harry Muhlschlegel
Brian Fitzpatrick
45 East Park Drive
Westampton, New Jersey 08060
(609) 265-1110
(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Carmen J. Romano, Esq. Stephen M. Leitzell, Esq. Dechert LLP 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000 (215) 994-2222 — Facsimile	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (212) 701-5800 — Facsimile

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Common Stock, par value $0.01 per share, offered by the company	$104,347,826	$7,440
Common Stock, par value $0.01 per share, offered by the selling shareholders	$15,652,174 (3)	$1,116
Total	$120,000,000 (3)	$8,556

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Previously paid.

(3)	Includes shares of common stock which may be purchased by the underwriters from the selling shareholders to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2010
           Shares

Common Stock

This is an initial public offering of common stock of New Century Transportation, Inc. We are offering           shares of common stock. We currently estimate that the initial public offering price per share of our common stock will be between $      and $      per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol “NCTX.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 14.

	Per Share	Total

Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to New Century Transportation, Inc.	$	$
Proceeds, before expenses, to the selling shareholders(1)	$	$

(1) Assumes full exercise of the underwriters’ over-allotment option.

The selling shareholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to an additional           shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions if the underwriters sell more than           shares of common stock in this offering. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2010.

Wells Fargo Securities	Stifel Nicolaus Weisel

BB&T Capital Markets	RBC Capital Markets

Stephens Inc.	Dahlman Rose & Company

Prospectus dated          , 2010.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus and any free writing prospectus we provide to you. If anyone provides you with different or inconsistent information, you should not assume we have authorized or verified it. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

This prospectus contains market data related to our business and industry and forecasts that we obtained from industry publications and surveys and our internal sources. ACT Research, Co., LLC, American Trucking Associations, Inc., or the ATA, the Council of Supply Chain Management Professionals, the Federal Reserve, the International Monetary Fund, Manufacturers Alliance/MAPI Inc., SJ Consulting Group, Inc., the Transportation Loss Prevention and Security Association, Transport Topics, Truckloadrate.com, the U.S. Bureau of Economic Analysis and the U.S. Energy Information Administration were the primary independent sources of industry and market data. All data provided by the Federal Reserve, the International Monetary Fund, Manufacturers Alliance/MAPI Inc., Transport Topics, the U.S. Bureau of Economic Analysis and the U.S. Energy Information Administration are publicly available, while data provided by ACT Research, Co., LLC, the ATA, the Council of Supply Chain Management Professionals, the Transportation Loss Prevention and Safety Association and Truckloadrate.com can

be obtained by subscription. We also paid SJ Consulting Group, Inc. for the compilation of certain market and industry data that were prepared specifically for use in this prospectus. We believe that all industry publications and reports cited herein are reliable and take such publications and reports into account when operating our business. Some data and other information also are based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Our internal data and estimates are based upon information obtained from our customers, suppliers, trade and business organizations, contacts in the industry in which we operate, and management’s understanding of industry conditions.

As used in this prospectus, unless the context otherwise indicates, the references to “New Century” and “NCTX” refer to New Century Transportation, Inc. and references to “our company,” “us,” “we” and “our” refer to New Century together with its subsidiaries. Load-to-Deliver® is our registered servicemark.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflect the consolidated business and operations of New Century and its wholly-owned subsidiaries. Except where otherwise indicated, references to dollars and “$” are to U.S. dollars.

ii

PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this offering and is qualified in its entirety by more detailed information and consolidated financial statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Forward-Looking Statements.” Unless otherwise indicated, numbers of shares give effect to the           for           stock split to be completed prior to this offering.

Overview

We are a growth-oriented motor carrier using a differentiated Load-to-Deliver operating model that we believe combines the higher revenue per tractor characteristics of a less-than-truckload carrier with the operating flexibility and lower fixed costs of a service-sensitive truckload carrier. We offer a full range of over-the-road transportation solutions to our customers, including customized, expedited, time-definite, dedicated and specialized less-than-truckload and truckload services. Our specialized services include the transportation of temperature-controlled and hazardous, or Hazmat, freight. We believe our Load-to-Deliver operating model provides our customers with a breadth of transportation solutions that fits their time, service and price points and gives us a competitive advantage in sourcing freight. As of June 30, 2010, our fleet consisted of 983 owned tractors and 2,114 owned or leased trailers, including 886 temperature-controlled trailers. Since 2002, we have grown total revenues at a compound annual growth rate of 21.7%. Over the same period our net income decreased from approximately $62,000 in 2002 to a net loss of $5.1 million in 2009. During the fiscal year ended December 31, 2009, we generated total revenues of $229.3 million, Adjusted EBITDA of $22.7 million and net loss of $5.1 million. For the six months ended June 30, 2010, we generated total revenues of $126.2 million, Adjusted EBITDA of $13.7 million and net loss of $10.3 million, which includes a $8.5 million non-cash charge related to a change in the fair value of warrants. We define Adjusted EBITDA to be earnings before interest, taxes, depreciation, amortization, changes in fair value of warrants and leveraged recapitalization expenses.

We serve shippers throughout the continental United States and parts of Canada but focus primarily on the estimated $3.2 billion market for less-than-truckload freight originating in the Northeast and the estimated $8.4 billion market of inbound truckload freight back into the region, according to SJ Consulting Group, Inc. Less-than-truckload, or LTL, services involve the consolidation and transport of freight from numerous shippers to multiple destinations on one vehicle and thus garner higher net revenue per tractor than truckload shipments. Truckload services involve the transport of a single shipper’s freight to a single destination. We manage our operations on a round-trip basis to maximize revenue per tractor by pursuing headhaul freight lanes. For the outbound portion of our round-trip, we generally deploy our local pickup fleet to gather LTL shipments throughout the Northeast that we build into linehaul loads at our Philadelphia metropolitan area LTL consolidation operations for delivery directly to recipients without rehandling. For the inbound portion of our round-trip, we generally transport truckload freight back to the Northeast to reposition our tractors and trailers near our consolidation operations.

The diagram below illustrates a hypothetical round-trip under our Load-to-Deliver operating model.

We believe that we are able to provide our customers time-definite LTL services with lower cargo claims and fewer opportunities for delays because our Load-to-Deliver operating model requires fewer handlings per LTL shipment than a traditional LTL carrier. We believe we can reduce a shipment’s transit time by up to 24 hours for every breakbulk terminal that our Load-to-Deliver operating model avoids while transporting our customers’ freight.

We believe our Load-to-Deliver operating model provides us with a competitive advantage in sourcing freight while enhancing utilization of our tractors and allowing us to operate more cost effectively. Our Load-to-Deliver operating model allows us to avoid the historically unfavorable pricing of truckload freight outbound from the Northeast and positions us to take advantage of higher priced truckload freight inbound to the Northeast, a densely populated, high consumption area. We believe our Load-to-Deliver operating model enables us to optimize the economics of a round-trip by combining two favorably priced headhauls (an outbound load of LTL shipments and an inbound truckload shipment) to maximize revenue per operating tractor. For example, based on the public filings of nine truckload carriers and truckload divisions of motor carriers that we reviewed, in 2009 our net revenue per operating tractor per day of approximately $1,000 was significantly higher than the $500 to $700 per day of those truckload carriers and truckload divisions over the same period. In addition, because we generally deliver LTL freight directly from the trailer to the recipient, we do not need the capital investment and high-fixed cost structure that we believe are required to operate the numerous local delivery fleets, nationwide breakbulk and destination terminals and multiple staffs of freight handlers typically associated with our LTL competitors.

We have a large, stable and diverse base of customers built around our Load-to-Deliver operating model with whom we work closely to develop customized transportation solutions. In 2009, we served approximately 1,100 active customers for whom we transported at least 50 shipments. Of our top 200 customers by total revenue in 2007, we continued to provide services to approximately 90% in 2009. We believe this high level of retention throughout the economic downturn and the fact that we have increased our active customers by 17% from 963 in 2007 to 1,129 in 2009 positions us for growth. In 2009, our 25 largest customers accounted for 34.8% of our total revenues. Our customer base is heavily weighted toward industrial, chemical, pharmaceutical, agricultural and food companies, unlike many other trucking companies for which retail customers are a large component. We specifically target these customers because they have less cyclical and more consistent shipping needs in the freight lanes we prefer and are willing to appropriately compensate us for the high level of service we provide. The following chart shows the breakdown of 2009 total revenues from our top 800 customers by the industry in which those customers operate.

We believe our Load-to-Deliver operating model is management intensive and difficult to replicate. Our Load-to-Deliver operating model and marketing efforts emphasize customer satisfaction and strategic partnership while simultaneously focusing on a disciplined approach to pricing and selectively pursuing freight that fits within our operating system. As an example of our management’s ability to identify freight that fits our system and freight lanes, in 2009 the percentage of linehaul miles driven by our tractors on which they were not generating revenues, or empty miles, was less than 4%, compared to an average of 27.6% and 13.4% among truckload and LTL carriers, respectively, according to data from the ATA.

Our management team, led by Harry Muhlschlegel, James Molinari and Brian Fitzpatrick, is experienced in the trucking industry, averaging over 27 years of transportation experience, virtually all of which has been within the Load-to-Deliver or a comparable operating model. This team has a proven track record of building a similar carrier, Jevic Transportation, Inc., or Jevic, and developed a predecessor to the Load-to-Deliver operating model. Following the sale of Jevic, Mr. Muhlschlegel founded New Century in 2000. Importantly, 23 of our top 34 senior managers have worked together for an average of over 20 years specifically within a Load-to-Deliver or similar operating model. We foster a culture of employee ownership; following this offering, our employees will own     % of our company’s common stock.

Industry

The trucking industry is extremely sensitive to changes in economic conditions. Generally, given the dependence of North American shippers on trucking as a primary means of transportation, the amount of tonnage hauled by carriers, or truck tonnage, is considered a leading indicator of economic activity. The economic slowdown that began in 2007 created a difficult trucking environment characterized by a combination of reduced truck tonnage, an excess supply of tractors and low freight rates.

Beginning in the third quarter of 2009, demand for trucking services has improved as U.S. manufacturing has gradually increased output and companies have begun to restock their inventories. According to the U.S. Bureau of Economic Analysis, U.S. real gross domestic product, or real GDP, increased at an annualized rate of 5.0% in the fourth quarter of 2009, 3.7% in the first quarter of 2010 and 1.6% in the second quarter of 2010. For the six months ended June 30, 2010, the ATA total truck tonnage index increased 6.5% year-over-year. The following chart illustrates the correlation of truck tonnage and real GDP:

Year-over-Year Change in Total Truck Tonnage and Real GDP

Source: ATA, U.S. Bureau of Economic Analysis.

Many shippers have accelerated their focus on quality improvement, order cycle time reductions, just-in-time inventory management and regional assembly and distribution methods. We believe other emerging trends in the over-the-road transportation industry include the following:

•	Continued constraints on increases in truck capacity is creating opportunities for safe and reliable carriers to capture additional freight.

•	An increased reliance by shippers on a smaller base of core carriers.

•	A growing demand for customized services as more companies seek to reduce costs and improve returns without sacrificing service levels.

•	Increased outsourcing of non-core functions by shippers in an effort to redeploy resources.

Operating and Growth Strategy

Since our inception in 2000, we have been successful in growing our business and attracting new customers. For the six months ended June 30, 2010, our total revenues and Adjusted EBITDA were $126.2 million and $13.7 million, respectively, representing improvements of 14.0% and 32.5%, respectively, over the six months ended June 30, 2009. For the six months ended June 30, 2010, our net loss was $10.3 million, which includes a $8.5 million non-cash charge related to a change in the fair value of warrants. Over the same timeframe, our shipments per day and net revenue per operating tractor per day were 2,109 and $1,054, respectively, representing improvements of 11.2% and 10.4% over the six months ended June 30, 2009. We believe our experienced management team and our Load-to-Deliver operating model will allow us to capitalize on any volume growth from an economic recovery as well as key ongoing trends in the U.S. freight transportation industry. The following are the key components of our operating and growth strategy:

Build Freight Density in Existing System.

We believe we have growth opportunities in the estimated $3.2 billion outbound Northeast LTL market and the estimated $8.4 billion market of inbound truckload freight back into the region, according to SJ Consulting Group, Inc. The goal of our marketing and sales strategy is to increase our freight volumes and density in the Northeast by adding new customers and building new lanes with, and cross-selling our services to, existing customers. We believe we are well positioned to capture a greater percentage of our customers’ transportation spend. During 2009, 23 of our top 25 customers by total revenue used both our LTL and truckload services, and more than half of our top 200 customers by total revenue have used our temperature-controlled services. For example, Crayola LLC, which started as a customer for our truckload services, has since expanded to use our LTL, temperature-controlled and expedited services. In addition, we believe that our operational flexibility will position us to take advantage of the growing trend of shippers who partner with a small base of core carriers for all of their shipping needs to improve their supply chain offering and reduce administrative burden.

Maintain Emphasis on Specialized Freight.

We have focused and intend to continue focusing on transporting specialized freight such as pharmaceuticals, chemicals and certain agricultural and horticultural products. For example, the percentage of our net revenues generated from pharmaceutical companies included among our 800 largest customers (excluding customers of our wholly-owned subsidiary Western Freightways, LLC) has more than doubled from 4.0% in 2006 to 9.5% in 2009. In order to accommodate the needs of these customers, we will continue to emphasize the use of highly experienced drivers with the necessary certifications as well as specialized equipment. Our fleet of temperature-controlled trailers has increased from 439 in 2005 to 886 as of June 30, 2010. Total revenues from the shipment of temperature-controlled freight have grown 52.3% annually from $9.6 million in 2005 to $51.9 million in 2009 and have increased from 6.9% of our total revenues in 2005 to 22.6% in 2009.

Focus on Tractor and Trailer Technology.

The technology programs for our tractors and trailers are key aspects of our operating model and our ability to deliver consistently high levels of customer service. Over the years, our management team has been an early adopter of technologies such as satellite tracking, self-lubricating chassis on both our tractors and trailers, auxiliary power units, automatic transmissions, vented mud flaps and super-single tires. We believe these technologies improve our fuel efficiency, extend the useful life of our tractors and enhance driver satisfaction. Most recently, in response to uncertainties in new engine designs, we have established a program to remanufacture existing engines. We expect that remanufactured engines will allow us to use a tractor for up to an additional four years for approximately 25% of the cost of a new tractor.

Continue to Focus on Operating Efficiency.

We are focused on implementing operational and financial improvements to increase asset productivity, accelerate earnings growth, enhance returns and improve our competitive position. To achieve these goals, our management has placed emphasis on optimizing freight mix, controlling costs and tightly managing our revenue generating equipment. For example, as a result of the prolonged decline in the general economy, we designated approximately 160 tractors as non-operating in 2009 and increased our reliance on purchased transportation for less profitable lanes. We employ management information systems, including messaging systems and freight optimization software, to improve shipment selection and maximize profitability. In response to the industry-wide downturn in truck tonnage, we implemented initiatives that removed approximately $6.8 million of annual costs. We implemented operating and load planning efficiency initiatives in the second half of 2009 that allowed us to transport 11.2% more shipments with 1.9% fewer operating tractors in the six months ended June 30, 2010 than in the six months ended June 30, 2009.

Recruit and Retain Experienced, Professional Drivers.

Our experienced, non-union drivers are critical to our operating model. We believe that the operational flexibility and safety track record of our drivers allow us to offer a variety of services and to compete for freight requiring premium service levels. Our driver turnover rate, which has ranged from 25% to 32% per year over the last four years, is significantly below the average turnover for truckload carriers of 83.9% during the same period, as estimated by the ATA. We believe that we will continue to be successful at recruiting and retaining skilled drivers because we promote a driver friendly environment. We believe that our drivers are compensated very competitively, allowing us to attract and retain qualified drivers who fit into our high service culture. We believe our driver friendly culture emanates from Mr. Muhlschlegel, our founder and Chief Executive Officer and a former driver, who has continually emphasized the importance of a stable, high quality driver force. We believe our driver friendly culture will be an increasing competitive advantage should the availability of drivers decrease in the future.

Pursue Selective Acquisitions.

The transportation and logistics industry is large and highly fragmented. Since our founding, we have acquired Edward M. Rude Carrier Corporation, Western Freightways, LLC, or Western Freightways, and P&P Transport, Inc. or P&P Transport, each of which complemented and expanded our service offerings and fit our operating strategy of maximizing revenue per tractor on a round-trip basis. We will continue to explore other opportunities to acquire motor carriers and logistics service providers that would increase our scale and efficiency, expand our premium service offerings or enhance our customer base.

Refinancing

In connection with this offering, we intend to enter into a new $60.0 million senior secured credit facility, which we refer to as our new revolving credit facility. We will repay amounts outstanding under our senior secured credit facility, which we refer to as our existing credit facility, and under three series of subordinated notes with the net proceeds of this offering and drawings under our new revolving credit facility. See “Description of Indebtedness.” This offering is conditioned upon the concurrent closing of the new revolving credit facility.

Risk Factors

An investment in our common stock is subject to risks, including the following:

•	General economic conditions could have a material adverse effect on our business, financial condition and results of operations;

•	We operate in a highly competitive industry;

•	Excess capacity in the over-the-road freight sector has resulted in downward pricing pressure;

•	We expect competition for qualified drivers to increase;

•	Our operations depend significantly on our facilities in the Philadelphia metropolitan area; and

•	Our executive officers and key personnel are important to our business, and these officers and personnel may not remain with us in the future.

These risks and the other risks described under “Risk Factors” could have a material affect on our business, financial condition and results of operations.

Company Information

We maintain our principal offices at 45 East Park Drive, Westampton, New Jersey 08060. Our telephone number is (609) 265-1110. Our website is www.nctrans.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

About Jefferies Capital Partners

In June 2006, investment funds affiliated with Jefferies Capital Partners acquired a controlling interest in New Century from the then existing shareholders. We refer to these investment funds collectively as “JCP Fund IV.” Jefferies Capital Partners is a private equity investment firm with over $1.0 billion in equity funds under management. Jefferies Capital Partners focuses its investment activity on selected industries in which its professionals have established expertise, including the transportation industry.

The Offering

Shares of Common Stock Offered by Us	shares.

Common Stock to be Outstanding After this Offering	shares.

Shares of Common Stock Offered by the Selling Shareholders Pursuant to the Over-Allotment Option	The underwriters have a 30-day option to purchase from the selling shareholders up to an additional shares of our common stock to cover over-allotments, if any. The selling shareholders are not offering any other shares in this offering other than those contemplated in the over-allotment option.

Use of Proceeds	Assuming an offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $ million, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us. We intend to use the net proceeds of this offering and an initial drawing of $ million under our new revolving credit facility to:

• repay $      million of outstanding indebtedness under the term loan portion of our existing credit facility, which bears interest at a rate of the London Inter-Bank Offered Rate, or LIBOR, plus 7.0%, and accrued but unpaid interest thereunder, following which such facility will be terminated;

• repay $ million aggregate principal amount of and accrued but unpaid interest under our 9% subordinated notes due 2012, which notes are held by certain of our shareholders;

• repay $ million aggregate principal amount of and accrued but unpaid interest under our 14% convertible subordinated notes due 2013; and

• repay $ million aggregate principal amount of and accrued but unpaid interest under our 7.5% senior subordinated notes due 2014, which notes are held by JCP Fund IV.

See “Description of Indebtedness.”

In the event any of our 14% convertible subordinated notes due 2013 are converted to common stock prior to the consummation of the offering, the amount of the initial drawing under our new revolving credit facility will be reduced.

An affiliate of Wells Fargo Securities, LLC, one of the joint book-running managers of this offering, is a lender under our existing credit facility and will receive a portion of the proceeds from this offering. See “Use of Proceeds” and “Underwriting.”

We will not receive any of the proceeds from the sale of shares by the selling shareholders but will pay all fees and expenses of the selling shareholders associated with this sale, other than underwriting discounts and commissions.

Dividend Policy	We currently intend to retain any future earnings to fund the operation, development and expansion of our business, and therefore we do not anticipate paying any dividends in the foreseeable future. Any payment of dividends on our common stock in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our ability to declare and pay dividends is restricted by covenants in our existing credit facility, and we expect to be subject to similar restrictions under our new revolving credit facility.

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors,” beginning on page 14 of this prospectus, before investing in our common stock.

Proposed Nasdaq Global Market Symbol	NCTX

Conflicts of Interest	From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement. In particular, affiliates of Wells Fargo Securities, LLC, one of the joint book-running managers in this offering, are parties to our existing credit facility. Our existing credit facility was negotiated on an arms’ length basis and contains customary terms pursuant to which the lenders receive customary fees. We will use a portion of the net proceeds from this offering to repay amounts outstanding under this credit facility. See “Use of Proceeds.” More than 5% of the net proceeds of the offering are expected to be used to repay borrowings we have received from Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC. Because Wells Fargo Securities, LLC is a participating underwriter in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Stifel, Nicolaus & Company, Incorporated has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. An affiliate of Wells Fargo Securities, LLC is expected to be the arranger and a lender under our new revolving credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. See “Conflicts of Interest.”

The number of shares of our common stock to be outstanding after this offering gives effect to the           for           stock split to be completed prior to the completion of this offering and is based on           shares outstanding as of          , 2010. The number of shares of our common stock to be outstanding after this offering:

•	includes shares (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of warrants held by JCP Fund IV on a cashless basis. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of shares issuable upon exercise of these warrants by shares. JCP Fund IV has confirmed to us that it intends to exercise its warrants on a cashless basis in connection with this offering. Under the terms of the warrants, we will deliver to JCP Fund IV a number of shares equal to the number of shares issuable upon exercise of the warrants less a number of shares equal to the quotient of the aggregate exercise price of the warrants by the initial public offering price.

•	excludes shares of common stock issuable upon conversion of our 14% convertible subordinated notes due 2013, which we intend to retire with the net proceeds of this offering and an initial drawing under our new revolving credit facility.

•	excludes shares of our common stock that are issuable upon exercise of options granted to employees under the New Century Transportation Inc. Equity Incentive Plan, as amended in 2002, and the New Century Transportation, Inc. 2006 Stock Incentive Plan. See “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Awards.”

•	excludes shares of our common stock that are available for future grant under the New Century Transportation, Inc. Stock Incentive Plan. See “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Awards.”

Summary Historical Financial Data

The following table sets forth, for the periods and dates indicated, our summary historical financial data. The data as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from consolidated financial statements audited by KPMG LLP, an independent registered public accounting firm. The historical consolidated financial data as of December 31, 2008 and 2009, and for the three years ended December 31, 2009, have been derived from our consolidated financial information included elsewhere in this prospectus. We derived the historical financial data as of and for the six months ended June 30, 2009 and 2010 from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The summary historical and other financial data presented below represent portions of our financial statements. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full fiscal year. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,										Six Months Ended June 30,
	2005		2006(1)		2007		2008		2009		2009		2010
											(unaudited)
	(in thousands, except share, per share and other data)

Income Statement Data:
Net revenues(2)		$125,252		$149,629		$205,585		$228,966		$203,127		$99,741		$107,955
Fuel surcharge(3)		15,225		22,906		33,425		59,683		26,186		10,937		18,217

Total revenues		$140,477		$172,535		$239,010		$288,649		$229,313		$110,678		$126,172
Operating income/(loss)		$13,525		$(4,907)		$4,916		$11,707		$1,809		$(379)		$3,616
Net income/(loss)(4)		$9,745		$(25,522)		$(4,902)		$(1,198)		$(5,137)		$(3,221)		$(10,261)
Weighted average common stock outstanding:
Basic
Diluted
Earnings/(loss) per share available to common shareholders(4):
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$
Pro forma diluted earnings per share (as adjusted)(5)									$				$
Other Data:
Total shipments(6)		—		—		447,926		474,421		493,186		239,025		265,796
Net revenue per shipment		—		—		$459		$483		$412		$417		$406
Total miles		—		—		100,342,554		110,943,067		89,506,703		44,038,375		46,840,750
Empty miles (linehaul)(7)		—		—		3.9%		3.9%		3.8%		3.8%		3.4%
Average operating tractors(8)		—		—		843		935		829		829		813
Net revenue per operating tractor per day(8)		—		—		$964		$964		$968		$955		$1,054
Miles per operating tractor per day(8)		—		—		470		467		427		422		457
Operating ratio(9)		90.4%		102.8%		97.9%		95.9%		99.2%		100.3%		97.1%
Adjusted EBITDA (in thousands)(10)		$23,832		$26,658		$26,004		$34,118		$22,684		$10,331		$13,692
Capital expenditures (in thousands), net of sales		$32,979		$32,783		$17,097		$1,355		$1,405		$268		$4,149

	As of June 30, 2010
			Pro Forma
	Actual	Pro Forma(11)	As Adjusted(12)
	(in thousands)

Balance Sheet Data (unaudited):
Working capital	$14,709	$14,709
Total assets	127,300	127,300
Total debt	116,754	116,754
Shareholders’ equity/(deficit)	(33,731)	(24,699)

(1)	Results of operations include expenses associated with our June 2006 leveraged recapitalization transaction. During the leveraged recapitalization transaction, we repurchased and retired 3,841 shares of Class B common stock for $3.6 million. In connection with the transaction, we were required to change our federal tax status to a C corporation from an S corporation. As a result of the transaction, we recorded a $28.6 million charge against current year operating results. This was primarily comprised of a $15.3 million expense to record the immediate vesting and payout of certain outstanding stock options, offset by $6.1 million of favorable tax effect of this expense, a charge against earnings of $17.1 million to record the tax effect of changing from an S corporation to a C corporation for federal tax purposes, primarily representing the recognition of deferred federal income tax liability, and other fees and expenses necessary to finance the transaction.

(2)	We define net revenues to be total revenues less fuel surcharges.

(3)	At the time of our acquisition of Western Freightways in December 2006, the accounting systems of Western Freightways did not permit for the recording of fuel surcharges. We upgraded their systems in February 2007. Accordingly, 2006 and 2007 fuel surcharges exclude surcharges imposed by Western Freightways from the date of acquisition to February 2007. Fuel surcharges imposed by Western Freightways during this period are included in net revenues.

(4)	We were taxed under the U.S. Internal Revenue Code of 1986, as amended, or the Code, as a subchapter S corporation until June 23, 2006. Under subchapter S, we did not pay corporate income taxes on our taxable income. Instead, our shareholders were liable for federal and state income taxes on our taxable income. For comparison purposes, a pro forma income tax provision for corporate income taxes has been calculated as if we had been taxed as a subchapter C corporation for 2005 and January 1, 2006 through June 22, 2006. The following is a summary of the pro forma net income (loss) used in calculating the 2005 and 2006 earnings per share:

	Year Ended December 31,
	2005	2006

Historical income/(loss) before taxes	$10,352	$(12,538)
Pro forma income tax provision/(benefit)	3,662	(4,388)

Pro forma net income/(loss)	$6,690	$(8,150)

(5)	Pro forma diluted earnings per share (as adjusted) is computed by dividing net income, adjusted for the elimination of approximately $ million in interest expense and the related tax benefit of approximately $ million, assuming the retirement of approximately $ million of our outstanding debt and accrued but unpaid interest thereunder and the incurrence of approximately $ of debt under our new revolving credit facility, by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, assuming the issuance of shares (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of warrants held by JCP Fund IV on a cashless basis and the issuance of shares of common stock in this offering (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus).

(6)	Number of shipments is equal to the number of freight bills invoiced to our customers.

(7)	We compute empty miles (linehaul) percentage by dividing the number of empty miles traveled by our linehaul tractors by the total number of miles traveled by our linehaul tractors.

(8)	We define operating tractors to be all tractors with current registrations and assigned drivers that are available for the transport of freight for our customers. We compute the number of operating tractors based on the average number of tractors in operation as of the end of each week during the period. Prior to February 16, 2007, we did not track the number of operating tractors, and the number of operating tractors in 2007 is based on the average number of tractors in operation as of the end of each week beginning February 17, 2007. Net revenue per operating tractor per day and miles per operating tractor per day are computed on the basis of a five-day work week, excluding holidays. As of December 31, 2009 and June 30, 2010 we had 155 and 178 tractors, respectively, designated as non-operating.

(9)	We compute our operating ratio by dividing total operating expenses by total revenues.

(10)	Adjusted EBITDA represents earnings before interest, income taxes, depreciation, amortization, changes in the fair value of warrants and leveraged recapitalization expenses. Adjusted EBITDA and Adjusted EBITDA margin, which is computed by dividing Adjusted EBITDA by total revenues, are non-GAAP financial measures that we use to evaluate financial performance and determine resource allocation. We believe Adjusted EBITDA and Adjusted EBITDA margin present a view of our operating results that is important to prospective investors because it is commonly used as an analytical indicator of performance within the transportation services industry. By excluding interest, income taxes, depreciation, amortization, changes in the fair value of warrants and leveraged recapitalization expenses, we are able to evaluate performance without considering decisions that, in most cases, are not directly related to meeting our customers’ transportation requirements and were either made in prior periods or are related to the structure or financing of our business. These excluded items are significant components in understanding and assessing financial performance. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP.

The following table provides a reconciliation of net income to Adjusted EBITDA as well as the resulting calculation of Adjusted EBITDA margin:

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands)

Net income/(loss)	$9,745	$(25,522)	$(4,902)	$(1,198)	$(5,137)	$(3,221)	$(10,261)
Interest expense (net)	3,173	7,631	12,547	13,535	9,631	4,590	6,104
Income taxes/(benefit)	607	12,984	(2,729)	(630)	(2,685)	(1,748)	(679)
Depreciation and amortization	10,307	13,948	21,088	22,411	20,875	10,710	10,076
Change in fair value of warrants	—	—	—	—	—	—	8,452
Leveraged recapitalization expenses(13)	—	17,617	—	—	—	—	—

Adjusted EBITDA	$23,832	$26,658	$26,004	$34,118	$22,684	$10,331	$13,692
Adjusted EBITDA margin(14)	17.0%	15.5%	10.9%	11.8%	9.9%	9.3%	10.9%

(11)	The pro forma column gives effect to the issuance of shares (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of warrants held by JCP Fund IV on a cashless basis.

(12)	The pro forma as adjusted column gives further effect to:

•	the issuance of shares of common stock in this offering (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus); and

•	application of the net proceeds of this offering and an initial drawing under our new revolving credit facility as described under “Use of Proceeds.”

(13)	Leveraged recapitalization expenses include $15.3 million of expense to record the immediate vesting and payout of certain outstanding stock options and $2.3 million of professional fees and other expenses.

(14)	We compute our Adjusted EBITDA margin by dividing Adjusted EBITDA by total revenues.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to purchase our common stock. If any of the events described in the following risk factors actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

General Economic Conditions Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

Our performance is subject to general economic conditions and their impact on levels of manufacturing activity and consumer spending in the United States and Canada, which deteriorated throughout much of 2008 and 2009 and may deteriorate again in the future. Some of the factors having an impact on manufacturing activity and consumer spending include general economic conditions, unemployment, consumer debt, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence and other macroeconomic factors. Declines in manufacturing activity and customer spending result in reduced production output, thereby decreasing demand for over-the-road freight shipments. As a result of the prolonged decline in the general economy, we designated approximately 160 tractors as non-operating in 2009 and increased our reliance on purchased transportation for less profitable lanes. This resulted in a reduction in the number of shipments we could deliver, spread our fixed costs over a smaller revenue base and decreased our profit margins on certain routes with our own equipment, all of which led to an increase in our operating expenses as a percentage of total revenues. In addition, many of our competitors aggressively reduced their pricing on certain routes, which has adversely affected industry-wide rates, revenues and operating ratios.

There can be no assurances that government responses to the disruptions in the financial markets and other factors contributing to the recent recession will restore consumer confidence and positively impact manufacturing activity and consumer spending to levels where demand for over-the-road freight shipments rebounds. Unfavorable changes in the above factors or in other business and economic conditions affecting our customers or our business model could result in continued reduced demand for freight shipments, increase the number of tractors we designate as non-operating, reduce our potential revenues, increase our operating expenses, increase competition within the transportation industry or force us to reduce the prices we charge, any of which could have a material adverse effect on our business, financial condition and results of operations.

We Operate in a Highly Competitive Industry.

The over-the-road freight industry is highly competitive. We compete, and expect to continue to compete, with a variety of local, regional, inter-regional and national LTL, truckload and private fleet motor carriers of varying sizes and, to a lesser extent, with brokerage companies, railroads and air freight carriers, many of whom have greater financial resources, have larger freight capacity and larger customer bases than we do. Increased competition in the transportation services industry can lead to downward pricing pressures and reduced profit margins. There are many factors that could impair our ability to compete, including the following:

•	expansion of the coverage networks and services offered by our competitors;

•	reduction of the rates charged by our competitors;

•	solicitation by customers and potential customers of multiple bids for their shipping needs and the resulting downward pricing pressures or loss of business;

•	establishment by our competitors of partnering relationships with our customers to offer customized services;

•	establishment by our competitors of enhanced logistics, brokerage and other similar services or partnering by existing service providers with our competitors;

•	continued consolidation of participants in the over-the-road freight industry could result in more carriers with greater financial resources; and

•	commencement of operations by our customers of their own private trucking fleet or enhancement of any of our customers’ private trucking fleets.

If we are unable to effectively compete with other participants in the over-the-road freight industry or other modes of transportation, whether on the basis of pricing, services or otherwise, we may be unable to retain existing customers or attract new customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Excess Capacity in the Over-the-Road Freight Sector has Resulted in Downward Pricing Pressure.

Beginning in 2007, the over-the-road freight sector experienced year-over-year declines in tonnage totaling an aggregate of 4.5% in the three years through 2009, primarily reflecting a weakening freight environment in the United States, especially in the construction, manufacturing and retail sectors. As a result of overcapacity, pricing for over-the-road freight has been highly competitive and subject to downward rate pressure. We cannot assure you that the pricing environment for over-the-road freight will improve significantly, or at all. If the pricing environment does not improve or we are unable to match the prices of our competitors within the over-the-road freight sector, and the LTL market in particular, there could be a material adverse effect on our business, financial condition and results of operations.

We Expect Competition for Qualified Drivers to Increase.

There has been intense competition for qualified drivers in recent years. We believe a large number of drivers are nearing retirement age and that there is an insufficient number of younger individuals either currently driving or presently enrolled in driving schools to replace the number of drivers who will be retiring in the coming years. The Council of Supply Chain Management Professionals projects that driver shortages will increase due to factors including aging driver demographics and the regulatory environment to which drivers are subject. We expect that this shortage of qualified drivers will result in increased competition for such drivers, particularly those with Hazmat certifications, and that our ability to operate the more than 160 tractors that are currently designated as non-operating will be constrained by the current availability of drivers. Any shortage of drivers could force us to further increase driver compensation, which could adversely affect our profitability unless we are able to offset the increased compensation costs with a corresponding increase in freight rates. In addition, our industry suffers from high turnover of drivers. This turnover rate requires us to continuously recruit a substantial number of drivers in order to operate existing equipment. If we are unable to attract and retain a sufficient number of qualified drivers, we could be forced to increase our reliance on purchased transportation, decrease the number of pickups and deliveries we are able to make, increase the number of our idle tractors or limit our growth, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our Operations Depend Significantly on Our Facilities in the Philadelphia Metropolitan Area.

Our primary facility, which houses our administrative headquarters, is located in Westampton, New Jersey. In 2009, 85.6% of our outbound LTL shipments were processed at this facility. Accordingly, any interruption of our operations at this location could significantly reduce our ability to deliver freight and to administer and oversee our business. If prolonged, such interruption could have a material adverse effect on our business, financial condition and results of operations. In addition, in anticipation of the growth of our business, we have leased an additional facility in Delanco, New Jersey, which is approximately five miles from our Westampton facility. Any interruption of operations at this facility could impact our ability to grow. Any disruption with a wide impact on the Philadelphia metropolitan area could also have a material adverse effect on our business, financial condition and results of operations.

Our Executive Officers and Key Personnel are Important to Our Business, and these Officers and Personnel may not Remain with Us in the Future.

We depend substantially on the efforts and abilities of our senior management, including Harry Muhlschlegel, our Chairman and Chief Executive Officer, James Molinari, our President, and Brian Fitzpatrick, our Chief Financial Officer, and other key employees, including members of our sales force, operational management and load planning team. Our success will depend, in part, on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management and key employees is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining executive officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely impact our results of operations. In addition, following termination of employment and expiration of certain non-compete provisions in their employment agreements, these individuals may engage in other businesses that may compete with us. See “Compensation Discussion and Analysis— Employment Agreements and Potential Payments upon Termination or Change in Control.”

If Our Employees were to Unionize or Our Labor Costs were to Increase, Our Operating Costs could Increase.

None of our employees is currently represented by a collective bargaining agreement. We cannot assure you that our employees will not unionize, or attempt to unionize, in the future, that they will not otherwise seek higher wages and enhanced employee benefits or that unionization procedures in the United States will not be made easier at either the federal or state level. The unionization of our employees could result in an increase in wage expenses and our cost of employee benefits, limit our ability to provide certain services to our customers, cause customers to limit their use of our services due to the increased potential for strikes or other work stoppages and result in increased expenditures in connection with the collective bargaining process, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are Dependent on Availability of Cost Effective Purchased Transportation.

In certain instances, we utilize purchased transportation supplied by third-party local and national trucking companies to deliver freight. The purchased transportation provider will either pick up freight, which typically has already been consolidated into a full trailer, at our facility or one of our tractors will deliver the freight to the third-party’s facility, in these cases primarily for local delivery to the recipient. There is significant competition for cost effective purchased transportation in the over-the-road freight industry, and we cannot assure you that we will be able to contract for sufficient purchased transportation capacity as and when needed, or at all. Any shortage in purchased transportation could increase the costs we are charged by providers of purchased transportation, reduce our ability to deliver shipments in a timely manner or require us to deliver shipments that are not economically efficient for us, any of which could have a material adverse effect on our business, financial condition and results of operations.

We Operate in a Highly Regulated Industry.

Our operations are subject to extensive federal, state and local laws and regulations. These laws and regulations are subject to change based on new legislation and regulatory initiatives, which could affect the economics of the transportation industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services. The federal government substantially deregulated the transportation industry following the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization of 1994 and the ICC Termination Act of 1995. Prices and services are now largely free of regulatory controls, although individual states may require compliance with safety and insurance requirements. As an interstate motor carrier, we also remain subject to regulatory controls imposed by agencies within the U.S. Department of Transportation, or DOT, including the Federal Motor Carrier Safety Administration, such as safety, insurance and bonding requirements.

We are subject to the hours of service regulations issued by the Federal Motor Carrier Safety Administration. Under the current rules, drivers are currently allowed 11 hours of driving time within a 14-hour, non-extendable period from the start of the work day. This driving time must follow 10 consecutive hours of off-duty time. In addition, calculation of on-duty time limits of 70 hours in eight days restarts after the driver has had at least 34 hours of off-duty time. In October 2009, the Federal Motor Carrier Safety Administration entered into a settlement agreement with Public Citizen and other parties that had filed suit asserting that the current rules are not stringent enough. Under this settlement, the Federal Motor Carrier Safety Administration has submitted a new proposed hours of service rule and has agreed to publish a final rule by July 2011. We are not certain of the effect that this proposed rule may have on our operations.

There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment, product handling requirements and hazardous material requirements. We are also subject to regulations to combat terrorism imposed by the Department of Homeland Security, including Customs and Border Protection agencies, and other agencies. Compliance with existing laws and regulations requires substantial attention of our management team and the incurrence of significant costs associated with training, personnel and information technology. We cannot assure you that compliance with future laws and regulations will not increase the amount of management time and costs associated with our compliance measures, and any increase could be significant. In addition, we could be subject to fines or penalties and civil and criminal liability resulting from any failure to comply with federal, state and local laws and regulations. See “Business — Regulation.”

Comprehensive Safety Analysis 2010 Could Adversely Affect Our Profitability and Operations, Our Ability to Maintain or Grow Our Business and Our Customer Relationships.

Under new regulations known as the Comprehensive Safety Analysis 2010, or CSA, the Federal Motor Carrier Safety Administration will begin rating individual driver safety performance, including all driver violations, over 3-year time periods. CSA is an initiative designed by the Federal Motor Carrier Safety Administration to improve large truck and bus safety and ultimately reduce commercial motor vehicle-related crashes, injuries and fatalities. Prior to these regulations, only carriers were rated by the DOT, and the rating only included out-of-service violations and ticketed offenses associated with out-of-service violations. This new system changes the safety evaluation process for all motor carriers and enables the DOT to regulate individual drivers to make driver safety performance history more transparent to law enforcement and motor carriers. Full implementation and enforcement of CSA is expected to begin in 2011. We expect that as a result of this new system, we will be required to devote greater resources to safety training, personnel and information technology, which may require substantial attention of our management team and increase our operating expenses. In addition, any downgrade in our DOT safety rating, as a result of these new regulations or otherwise, could have a material adverse effect on our business, financial condition and results of operations through a reduction in eligible drivers, the effects of a poor fleet ranking on attracting and retaining qualified drivers, a diversion of business by our current customers to carriers with higher ratings or otherwise. If we experience unfavorable compliance scores or receive an adverse change in safety rating, we could be required to install electronic, on-board recorders in our tractors, which could result in increased driver turnover, cost increases and decreased asset utilization.

We Incur Costs and Liabilities Relating to Various Environmental Laws and Regulations.

As part of our business, we operate real property, service, fuel and maintain vehicles and arrange for the transportation of hazardous materials. As a result, we are subject to various environmental and safety laws and regulations, including those governing the handling, transportation, storage, disposal and release of hazardous materials. These laws and regulations, including those administered by the U.S. Environmental Protection Agency, or EPA, and the Pipeline and Hazardous Materials Safety Administration, also require us to obtain and maintain various licenses and permits. If hazardous materials are released into the environment at our facilities or in connection with our transportation or disposal of waste or other operations, regardless of whether we are at fault, we may be required to participate in, or may have liability for, response costs and the investigation and remediation of such a release. We could also be subject to claims for personal injury, property damage and damage to natural resources. Any fines or penalties, remediation costs or civil and criminal liability resulting from our failure to comply with environmental requirements or from the release of hazardous materials could have a material adverse effect on our business, financial condition and results of operations.

We are Impacted by Regulations Governing Engine Exhaust and Greenhouse Gas Emissions.

The EPA has issued regulations that require manufacturers of diesel engines to implement progressive reductions in associated exhaust emissions. Some of the federal regulations required reductions in the sulfur content of on-road diesel fuel beginning in June 2006, the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with model year 2007 and the reduction of nitrogen and non-methane hydrocarbon emissions to be phased in between model years 2007 and 2010. Tractor engines that comply with these regulations are generally less fuel-efficient and have increased maintenance costs compared to engines in tractors manufactured before these requirements became effective. Accordingly, these regulations, as well as similar state and local regulations, particularly in California, have resulted in us paying higher prices for tractors and diesel engines and increased our fuel and maintenance costs. See “Business — Environmental Matters.” We cannot assure you that continued increases in engine prices or maintenance costs will not have a material adverse effect on our business, financial condition and results of operations.

On January 16, 2009, the EPA adopted a waiver that enabled California to phase in restrictions on transport refrigeration unit, or TRU, emissions over several years. The TRU Airborne Toxic Control Measure will require companies that operate TRUs within California to meet certain emissions in-use performance standards. These regulations will require other carriers and us to retrofit or replace our TRUs that enter California or reduce or eliminate transport in California.

There is also an increased regulatory focus on climate change and greenhouse gas emissions in the United States. Existing or future federal, state or local greenhouse gas emission legislation or regulation could adversely impact our business. For example, on May 21, 2010, President Obama signed an executive memorandum directing the National Highway Traffic Safety Administration and the EPA to develop new, stricter fuel efficiency standards for heavy trucks, beginning in 2014. In addition to possible increased fuel costs and other direct expenses, there could be a decreased demand for our services if legislation or regulation causes our customers to reduce product output or to elect different modes of transportation. In addition, any customer initiatives requiring limitations on the emission of greenhouse gases could increase our future capital, or other, expenditures, for example by requiring additional emissions controls, and have a material adverse impact on our business, financial condition and results of operations.

We may be Adversely Impacted by Fluctuations in the Price and Availability of Diesel Fuel and Increases in Diesel Fuel Taxes.

Diesel fuel is one of our largest operating expenses. Political events in the Middle East, Venezuela, and elsewhere, as well as hurricanes and other weather-related events, both as currently experienced and as might be experienced due to climate change, and current and future market-based (cap-and-trade) greenhouse gas emissions control mechanisms, all may cause an increase in the price of fuel. In addition, in April 2010, a deepwater drilling rig sank in the Gulf of Mexico after an apparent blowout and fire. We cannot predict the full impact of the incident and resulting spill on our operations, including any increase in the price of diesel fuel. Because we do not presently hedge our fuel costs, any such increase will increase our operating expenses. Historically, consistent with standard industry practice, we have included a fuel surcharge billed to our customers to mitigate the impact on us of rising fuel prices. This surcharge has helped us to defray rising fuel prices but may not always result in us fully recovering increases in the cost of fuel, particularly as the surcharge is benchmarked to the Department of Energy’s weekly fuel price increase, which results in an inability to immediately revise fuel surcharges following an increase in the cost of fuel. The extent of recovery may vary depending on the amount of customer-negotiated adjustments and our overall fuel economy. In addition, the total amount that we can charge our customers is often determined by competitive pricing pressures and market factors. Accordingly, we cannot assure you that we will be able to continue to maintain existing fuel surcharges or increase surcharges in the event fuel prices increase further. Any inability to maintain appropriate fuel surcharges, or to implement corresponding decreases in other operating expenses, could have a material adverse effect on our business, financial condition and results of operations.

We may be Unable to Increase Our Freight Volumes and Our Focus on Specialized Freight.

Our business strategy is based in part on our ability to increase our truck tonnage and our focus on specialized freight, such as temperature-controlled and Hazmat freight. We may not achieve any such increases, and, even if we do succeed, our strategy may not have the favorable impact on operations that we anticipate. In addition, we may incur substantial expenditures in connection with implementation of these parts of our strategy, such as acquisitions of additional temperature-controlled trailers, and may not be able to recoup the costs of investment in the short term, or at all. If we are unable to implement our strategy successfully, there could be a material adverse effect on our business, financial condition and results of operations.

We may be Unable to Successfully Execute Our Business Strategy if we Fail to Satisfy Customer Demands.

Our business strategy is based on our ongoing ability to provide our customers with premium services, reliability, security and personalized service. A significant part of our reputation is based on the levels of customer service that we currently provide and the ongoing satisfaction of customer expectations. If we are unable to continue providing premium services, reliability, security and customized service in the future, or our customers perceive any such inability, our reputation could be damaged and our customers could seek alternative providers of over-the-road freight services, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any such failure could adversely affect our efforts to attract new customers.

Our Engine Remanufacturing Program may not Result in Cost Savings we Expect, or any Cost Savings at All.

We have recently begun an engine remanufacturing program with Caterpillar, Inc. to extend the life of our tractors. As part of this remanufacturing program, substantially all of the moving parts in the engines are replaced. These remanufactured engines are under full warranty for unlimited miles for four years from the date of remanufacture. We believe that the remanufacturing program will reduce our capital expenditures in the short-term, improve our operating cash flow and delay our need to acquire new tractors, the prices of which have increased significantly as a result of new regulations on exhaust emissions. We do not have sufficient data at this point to determine if there will be an increase in maintenance costs for the remanufactured engines. We cannot assure you that there will not be an increase in maintenance costs for these remanufactured engines, that we will be able to complete the remanufacturing program on time or that we will achieve the level of benefits that we expect to realize within the timeframes we currently expect. Any of these factors could have a material adverse effect on our business, financial condition and results of operations. In addition, if remanufactured parts fail more quickly than expected or our tractors break down more frequently as a result of the remanufacturing program, we may be unable to deliver shipments on time, or at all, or incur higher operating costs, either of which could have a material adverse effect on our business, financial condition and results of operations.

We may be Unable to Acquire New Tractors And Trailers at Attractive Prices, or at All.

Investment in new tractors and trailers historically has been a significant part of our annual capital expenditures. We currently expect these expenditures to decrease in the short term due to the engine remanufacturing program we are currently implementing. However, as we begin to replace our remanufactured tractors or expand our fleet, we may have difficulty in purchasing new tractors and trailers due to a decrease in production by our major suppliers. We cannot assure you that we will be able to obtain new tractors and trailers at attractive prices, or at all, or that we will have sufficient available capital to finance any new equipment acquisitions.

We are Impacted by Seasonal Sales Fluctuations.

The transportation industry is subject to seasonal sales fluctuations as shipments generally are lower in the first calendar quarter, due to a variety of factors, including holidays, demand for products shipped by our customers and overall economic conditions. If we were to experience an increase in these seasonal sales fluctuations, we may not be able to satisfy the increased demand for our services during periods of seasonal peak demand, and we may not be able to decrease our operating expenses sufficiently during periods of seasonally weak demand, either of which could have a material adverse effect on our financial condition and results of operations.

We are Exposed to Claims Related to Various Types of Losses, which could Significantly Reduce Our Profitability.

We are exposed to claims related to accidents, cargo loss and damage, property and casualty losses, personal injury, workers’ compensation and general liability. We have insurance coverage with third-party insurance carriers to cover these types of claims, but we do not carry insurance for certain losses. We cannot assure you that we will be able to obtain or maintain such policies in the future, and certain types of losses may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots or acts of war. If a loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. If a loss is uninsured, we could be forced to incur significant expenditures to replace the lost property or pay damages. In addition, any accident or incident involving us, whether or not covered by our insurance policies, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively. As a result, any loss, or series of losses, whether related or not, could have a material adverse effect on our business, financial condition and results of operations. In addition, insurance carriers typically require us to obtain letters of credit to pay premiums and deductibles under the associated policies. We cannot assure you that we will be able to obtain these letters of credit on commercially reasonable terms, or at all, which could significantly affect the cost and availability of insurance in the future.

We Self-Insure Our Fleet with Respect to Physical Damage.

We currently self-insure for losses resulting from physical damage to our fleet of tractors. Any increase in the number or severity of incidents of property damage to our fleet will result in an increase in our self-insurance expenses. Accordingly, if we are subject to numerous incidents of property damage to our fleet or an increase in our historic levels of severe incidents, there could be a material adverse effect on our business, financial condition and results of operations. If we are unable to continue to self-insure against these losses or otherwise determine continued self-insurance is not in our best interests, we cannot assure you that we will be able insure these losses through an insurance carrier at acceptable premiums, or at all, and the premiums under any insurance policy could exceed the expenses we historically have incurred in relation to our self-insurance.

We have Significant Ongoing Cash Requirements and may not be Able to Raise Additional Capital to Respond to Business Opportunities, Challenges, Acquisitions or Unforeseen Circumstances.

Our business is highly capital intensive. We currently anticipate capital expenditures, net of sales, will not exceed $8.0 million for 2010. In the future, we expect our purchases of property and equipment to increase as we replace or expand our fleet, particularly given the increased prices of new tractors and trailers. While we intend to finance expansion and renovation projects with existing cash, cash flow from operations and available borrowings under our new revolving credit facility, we may require additional capital to supplement operating cash flow from time to time and to respond to business opportunities, challenges, acquisitions or unforeseen circumstances. Such capital, however, may not be available when we need it, or only be available on terms that are unacceptable to us. For example, the terms of our financing arrangements could make it more difficult for us to obtain additional debt financing in the future and to pursue business opportunities, including potential acquisitions. If we are unable in the future to generate sufficient cash flow from operations or borrow the necessary capital to fund our planned capital expenditures, we will be forced to limit our growth, operate our equipment for longer periods of time or sell tractors or trailers in the aftermarket where pricing is currently weak. In addition, we may not be able to service our existing customers or to acquire new customers. The inability to raise additional capital on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

We have a History of Net Losses and may not Become Profitable in the Future.

Since our 2006 leveraged recapitalization in which JCP Fund IV acquired majority control of us from the then existing shareholders, we have not generated positive net income. As of June 30, 2010, we had an accumulated deficit of $36.1 million and negative shareholders’ equity. To generate positive net income, we will need to generate and sustain higher revenues while maintaining or reducing expenses, and we may incur increased capital expenditures in advance of any corresponding increase in revenues. Because many of our expenses are fixed in the short term, or are incurred in advance of receipt of anticipated revenues, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. We may also face other challenges due to factors outside of our control, including the status of the overall U.S. economy. We cannot assure you that we will generate positive net income or sufficient free cash flow to meet our obligations. If we do become profitable, we may not be able to sustain or increase net income on a quarterly or an annual basis.

We have Several Major Customers, the Loss of One or More of which could have a Material Adverse Effect on Our Business.

In 2009, our 25 largest customers accounted for 34.8% of our total revenues. In addition, our customer base is heavily weighted toward industrial, chemical, pharmaceutical, agricultural and food companies. Economic conditions and capital markets may adversely affect our customers and their ability to remain solvent. Generally, we do not have contractual relationships that guarantee any minimum volumes with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

We may be Unable to Successfully Consummate Acquisitions.

We may seek to acquire other over-the-road freight carriers as well as other complementary businesses, such as logistics service providers or freight brokerage firms. Exploration of potential acquisitions requires significant attention from our senior management team. In addition, we expect to compete for acquisition opportunities with other companies, some of which have greater financial and other resources than we do. We cannot assure you that we will have sufficient cash with which to consummate an acquisition or otherwise be able to obtain financing for any acquisition. If we are unable to access sufficient funding for potential acquisition, we may not be able to complete transactions that we otherwise find advantageous.

Any subsequent acquisition will entail numerous risks, including:

•	the diversion of resources from our existing business to the acquired business;

•	failure of the acquired company to achieve projected revenues, earnings or cash flows;

•	potential compliance issues with regard to the acquired company;

•	potential loss of key employees and customers of the acquired company;

•	an inability to recognize projected cost savings and economies of scale and scope; and

•	risks associated with any additional debt or assumed liabilities related to any acquisition.

In addition, we may have difficulty in integrating any acquired business and its operations, services and personnel into our existing operations, and such integration may require a significant amount of time and effort by our management team. To the extent we do not successfully avoid or overcome the risks or problems resulting from any acquisitions we undertake, there could be a material adverse effect on our business, financial condition and results of operations.

The Transportation Industry is Affected by Numerous Factors that are Out of Our Control.

Businesses operating in the transportation industry are affected by numerous factors that are out of their control, including weather conditions, both as currently experienced and as might be experienced due to climate change, traffic conditions, road closures and construction-related and other delays. In addition, our operating expenses as a percentage of total revenues tend to be highest in the winter months, primarily due to inclement weather and the associated costs of decreased fuel economy and transit delays. We cannot assure you that these factors and conditions will not delay our shipments, impact our ability to operate without disruption or otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, many local, state and federal transportation authorities levy tolls on tractors and trailers for their use of highways and other roads. As the need for improvements to these highways and other roads arise, we expect that many of these tolls may be increased and that other transportation authorities will levy additional tolls and fees on tractors and trailers for use of the roadways. We cannot assure you that we will be able to pass any portion these expenses on to our customers, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have Substantial Debt and may Incur Additional Debt in the Future, and the Agreements Governing our Debt Contain Restrictions that could Significantly Restrict our Ability to Operate our Business.

On a pro forma basis after giving effect to this offering and the use of proceeds therefrom and an initial drawing of $      million under our new revolving credit facility, we will have total outstanding debt of $      million. This offering is conditioned upon the concurrent closing of the new revolving credit facility. We may incur additional debt in the future, which would result in a greater portion of our cash flow from operations being dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes. We expect that the terms of our new revolving credit facility will contain a number of covenants, including provisions that restrict our ability to incur additional indebtedness, pay dividends, make restricted payments, make acquisitions or engage in mergers or consolidations. In addition, we expect that the terms of our new revolving credit facility will require us to comply with specified financial ratios and tests, including consolidated leverage ratio and fixed charge coverage ratio requirements. The computation of these measures may differ from GAAP financial measures and the Adjusted EBITDA calculation used in this prospectus and may not be readily ascertainable from our financial statements or other financial data that we publish. See “Description of Indebtedness — New Revolving Credit Facility.” Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We cannot assure you that we will be able to comply with any covenants or restrictions contained in our new revolving credit facility. The breach of any of these covenants or restrictions could result in a default and would permit the lenders to prohibit subsequent borrowings under the facility and to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders to make further extensions of credit under our new revolving credit facility could be terminated. Most of our assets are pledged as collateral and if we were unable to repay our indebtedness to our lenders, the lenders could proceed against the collateral securing that indebtedness.

We may not be able to Use a Significant Portion of Our Net Operating Loss Carry Forwards, which could Adversely Affect Our Operating Results.

Due to losses recognized for federal and state income tax purposes in prior periods, we have generated significant federal and state net operating loss carry forwards, which may expire before we are able to use them. Different states have different carry-forward periods, and losses may expire in one state even if the losses remain usable for federal or other state purposes. In addition, under U.S. federal and state income tax laws, if over a rolling three-year period, the cumulative change in our ownership by “5% shareholders” exceeds 50%, our ability to use our net operating loss carry forwards to offset future taxable income may be limited. Change in ownership may include changes due to the issuance of additional shares of our common stock or, in certain circumstances, securities convertible into our common stock. The effect of this transaction or future transactions on our cumulative change in ownership may further limit our ability to use our net operating loss carry forwards to offset future taxable income. Furthermore, it is possible that transactions in our stock that may not be within our control may cause us to exceed the 50% cumulative change threshold and may impose a limitation on the utilization of our net operating loss carry forwards in the future. In the event the usage of our net operating loss carry forwards is subject to limitation and we are profitable, our operating results could be adversely affected.

We have Incurred Net Losses and may not be Able to Grow Our Revenues, Adjusted EBITDA or Net Income.

We have incurred net losses in each of our past four fiscal years and our net loss for the six months ended June 30, 2010 was $10.3 million, including a $8.5 million non-cash charge related to a change in fair value of warrants. Our annual net revenues have grown from $125.3 million in 2005 to $203.1 million in 2009, which represents an average annual growth rate of 12.9%. Over the same period, our Adjusted EBITDA and net income have decreased from $23.8 million and $9.7 million, respectively to $22.7 million and $(5.1) million, respectively. In the future, we may not be able to generate positive net income or grow our business at the same rate as our revenue growth. If we are unable to operate our business profitably or achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.

Anti-Terrorism Measures, Future Terrorist Attacks and Acts of War could Affect our Operations.

As a result of past terrorist attacks, federal authorities as well as many state and municipal authorities have implemented and are continuing to implement anti-terrorism and enhanced security measures, including checkpoints and travel restrictions on large trailers and fingerprinting of drivers in connection with new hazardous materials endorsements on their licenses. These and any future anti-terrorism measures could increase the costs associated with our operations or otherwise reduce driver productivity. Moreover, large trailers carrying toxic chemicals are potential terrorist targets, and we may be obligated to take measures, including possible capital expenditures, to protect our tractors and trailers. For example, security measures at bridges and tunnels may cause delays or increase the non-driving time of our drivers. Future terrorist acts or acts of war could result in a further increase in existing security measures to which we are subject and have a general adverse effect on economic activity. In addition, premiums charged for some or all of the insurance coverage we currently maintain could increase dramatically or such coverage could be unavailable in the future.

Our Long-Lived Assets are Subject to Potential Asset Impairment.

As of June 30, 2010, goodwill and other intangible assets represented $13.3 million, or 10.4% of our total assets and 15.4% of our non-current assets, the carrying value of which may be reduced if we determine that those assets are impaired. In addition, net property and equipment totaled $70.4 million, or 55.3% of our total assets, and 81.8% of our non-current assets.

We review for potential goodwill impairment on an annual basis. In addition, we test for the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. If there are changes to the methods used to allocate carrying values, if our estimates of future operating results change or if there are changes to other significant assumptions, the estimated carrying values and the estimated fair value of our goodwill and long-lived assets could change significantly and may result in impairment charges that could have a material adverse effect on our business, financial condition and results of operations.

There may be Conflicts of Interest Arising out of Relationships and Transactions Between Us and Third-Party Entities in which Harry Muhlschlegel has Interests.

We have entered into a number of transactions with related parties, including with entities in which Harry Muhlschlegel, our Chief Executive Officer, have interests. For example, we lease our corporate headquarters and primary consolidation facility from Jenicky L.L.C., an entity managed by Mr. Muhlschlegel and his wife, Karen Muhlschlegel, and owned by Harry and Karen Muhlschlegel and trusts established for the benefit of their children. We have also entered into other transactions with related parties as described in “Certain Relationships and Related Party Transactions.” These related party transactions could cause conflicts of interest between us and the other parties to the transaction, which could lead to less favorable results than if the transactions had been with unrelated parties.

If We Fail to Maintain Adequate Internal Control over Financial Reporting in Accordance with Section 404 of Sarbanes-Oxley, it could Result in Inaccurate Financial Reporting, Sanctions or Securities Litigation, or could Otherwise Harm Our Business.

Under current SEC rules, beginning with our fiscal year ending December 31, 2011, we will be required to report on our internal control over financial reporting under Section 404 of Sarbanes-Oxley and related rules and regulations of the SEC. We will be required to review on an annual basis our internal control over financial reporting and on a quarterly and annual basis to evaluate and disclose any changes in our internal control over financial reporting. Completing documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial time and effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes in a timely, effective or efficient manner could harm our operations, financial reporting or financial results, and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating to This Offering

The Market Price of Our Common Stock may Fluctuate Significantly, and you could Lose All or Part of your Investment.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of competitors, which is not necessarily related to their operating performance, and in the stock market generally;

•	our quarterly or annual earnings and those of other companies in our industry;

•	the public’s reactions to our public announcements and filings;

•	additions or departures of our senior management personnel;

•	sales of common stock by our directors and executive officers;

•	adverse public reaction to any indebtedness we may incur or securities we may issue in the future;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	downgrades of our stock or negative research reports published by securities or industry analysts;

•	actions by shareholders; and

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from acts of God, war, incidents of terrorism or responses to such events.

There is Currently no Public Market for Our Common Stock, and a Market for Our Securities may not Develop, which would Adversely Affect the Liquidity and Price of Our Securities.

There is currently no public market for our common stock. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Investors, therefore, have no access to information about prior market history on which to base their investment decision. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be sustained. If an active trading market is not established or is not sustained, you may have difficulty selling shares of our common stock at a price greater than or equal to the initial offering price, or at all.

Our Directors, Executive Officers and Principal Shareholders will Continue to have Substantial Control over Us after this Offering and could Delay or Prevent a Change in Corporate Control.

After this offering, our directors, executive officers and current holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     %

of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional securities. As a result, these shareholders, including JCP Fund IV, acting together, would have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to control the management and affairs of our company and may take actions that you may not agree with or that are not in your interests or those of other shareholders.

This concentration of ownership also might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future Sales of our Common Stock, Including Shares Purchased in this Offering, in the Public Market could Lower our Stock Price.

Sales of substantial amounts of our common stock in the public market by our existing shareholders following the completion of this offering, upon the exercise of outstanding stock options or by persons who acquire shares in this offering, may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell common stock in the future at a time and price that we deem necessary or appropriate.

Upon the completion of this offering, we will have outstanding           shares of common stock, of which:

•	shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

•	shares will be “restricted securities,” as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and eligible for sale in the public market pursuant to the provisions of Rule 144, of which shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

With limited exceptions, these lock-up agreements prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock for 180 days from the date of this prospectus without the consent of the joint book-running managers. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. The joint book-running managers have advised us that they have no present intent or arrangement to release any shares subject to these lock-up arrangements. Upon a request to release any shares subject to a lock-up, the joint book-running managers would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As restrictions on resale end, whether by release of shares subject to lock-up agreement or otherwise, our stock price could drop significantly if the holders of these restricted securities sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

You will Suffer Immediate and Substantial Dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Assuming an offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $      per share. See “Dilution.” Any future equity issuances will result in even further dilution to holders of our common stock unless offered at a premium to our pro forma net tangible book value at the time of such offering.

If Securities Analysts or Industry Analysts Downgrade our Stock, Publish Negative Research or Reports, or do not Publish Reports About our Business, our Stock Price and Trading Volume could Decline.

We expect that investors in our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding an investment in our common stock or that of one of our competitors, trading prices for our common stock could decline. In addition, if one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading prices of our common stock or trading volume to decline.

Certain Provisions of New Jersey Law and our Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in Effect after this Offering may Deter Takeover Attempts, which may Limit the Opportunity of our Shareholders to Sell their Shares at a Favorable Price, and may Make it More Difficult for our Shareholders to Remove our Board of Directors and Management.

Provisions in our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	prohibition on shareholder action through written consents;

•	a requirement that special meetings of shareholders be called only by our board of directors;

•	advance notice requirements for shareholder proposals and nominations;

•	availability of “blank check” preferred stock;

•	establishment of a classified board of directors;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	the ability of our board of directors to alter our bylaws without obtaining shareholder approval;

•	limitations on the removal of directors; and

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of shareholders to take action by written consent in lieu of a meeting.

In addition, because we are incorporated in New Jersey, we are governed by certain provisions of the New Jersey Business Corporation Act that may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. Provisions in our restated certificate of incorporation and amended and restated bylaws and New Jersey law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

No shares of preferred stock will be outstanding upon the completion of this offering. Our restated certificate of incorporation authorizes the board of directors to issue up to          shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the shareholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock and, therefore, could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock and the foregoing anti-takeover provisions may prevent or frustrate attempts by a third party to acquire control of our company, even if some of our shareholders consider such change of control to be beneficial. See “Description of Capital Stock.”

We do not Expect to Pay any Dividends for the Foreseeable Future, and Investors in this Offering Therefore may be Forced to Sell their Stock in Order to Obtain a Return on their Investment.

We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our existing credit facilities limit, and we expect that the terms of any indebtedness we incur to refinance our existing indebtedness will limit, our ability to pay dividends. We plan to use net income for the purpose of investing in the growth of our business. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

We may Become Involved in Securities Class Action Litigation that could Divert Management’s Attention and Harm our Business.

In recent years, the stock markets have experienced significant price and volume fluctuations that have affected market prices. These broad market fluctuations have impacted the market price of securities issued by many companies and, in the future, may cause the market price of our common stock to fluctuate. In the past, following periods of market volatility in the price of a company’s securities, shareholders have often brought securities class action litigation against such company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could have a material adverse effect on our business.

We will Incur Significant Costs as a Result of Being a Public Company.

As a public company, we expect to incur legal, accounting and other administrative expenses of at least $1.0 million in 2011, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules of the Securities and Exchange Commission, or SEC, and The Nasdaq Stock Market, impose significant corporate governance practices on public companies. We expect these rules and regulations to increase our legal and financial compliance costs. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain the same or similar coverage.

We do not Expect any of the Proceeds from this Offering will be Available to us in the Operation of our Business.

We intend to use the net proceeds from this offering and an initial drawing under our new revolving credit facility to repay all of our existing indebtedness. Accordingly, we do not expect any of the proceeds of this offering will be available to us for acquisitions, capital expenditures, working capital or other general corporate purposes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	the impact of general economic conditions and any prolonged delay in the economic recovery;

•	the competitive nature of the transportation industry;

•	fluctuations in the levels of capacity in the freight industry;

•	competition for, and attraction and retention of, qualified drivers;

•	our ability to retain our executive officers and other key employees;

•	the effects of current and future governmental and environmental regulations, particularly those relating to exhaust and greenhouse gas emissions;

•	our ability to offer the level and type of services that we currently provide to our customers;

•	our ability to retain customers and expand our customer base;

•	seasonal fluctuations in our business;

•	our ability to grow our business;

•	prices of diesel fuel;

•	prices for and availability of transportation equipment;

•	our ability to operate our Philadelphia metropolitan area consolidation operations;

•	availability of purchased transportation;

•	the effects of claims related to accidents, cargo loss and damage, property damage, personal injury, workers’ compensation and general liability;

•	our ability to make interest and principal payments on our existing debt obligations and satisfy the other covenants contained in our existing credit facility, our new revolving credit facility or any other indebtedness we incur to refinance our existing indebtedness and other debt agreements;

•	our ability to enter into our new revolving credit facility;

•	general economic, political and other risks that are out of our control;

•	concentration of ownership among our existing executives, directors and principal shareholders;

•	the costs associated with being a public company and our ability to comply with the internal controls and financial reporting obligations of the SEC and Sarbanes-Oxley; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

Assuming an offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $      million, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering and an initial drawing of $      million under our new revolving credit facility to:

•	repay $ million of outstanding indebtedness under the term loan portion of our existing credit facility, which bears interest at a rate of LIBOR plus 7.0%, and accrued but unpaid interest thereunder, following which such facility will be terminated. Our existing revolving credit facility expires in August 2011, and our existing term debt is due August 2012;

•	repay $ million aggregate principal amount of and accrued but unpaid interest under our 9% subordinated notes due 2012, which notes are held by certain of our shareholders;

•	repay $ million aggregate principal amount of and accrued but unpaid interest under our 14% convertible subordinated notes due 2013; and

•	repay $ million aggregate principal amount of and accrued but unpaid interest under our 7.5% senior subordinated notes due 2014, which notes are held by JCP Fund IV. The proceeds from the issuance of these notes in November 2009 were used to pay down indebtedness under our existing credit facility. See “Description of Indebtedness.”

Due to covenants in our existing credit facility and certain provisions of our 9% subordinated notes due 2012 and our 7.5% senior subordinated notes due 2013 that will be triggered by this offering, we will first repay amounts under our existing credit facility, then repay amounts under our 9% subordinated notes due 2012 and our 7.5% senior subordinated notes due 2013. The remaining proceeds will be used to repay amounts under our 14% convertible subordinated notes due 2013. In the event any of our 14% convertible subordinated notes due 2013 are converted to common stock prior to the consummation of the offering, the amount of the initial drawing under our new revolving credit facility will be reduced.

An affiliate of Wells Fargo Securities, LLC, one of the joint book-running managers of this offering, is a lender under our existing credit facility and will receive a portion of the proceeds from this offering. See “Conflicts of Interest.” This offering is conditioned upon the concurrent closing of the new revolving credit facility.

We will not receive any proceeds from the sale of shares by the selling shareholders, which include JCP Fund IV and certain of our executive officers, as part of the underwriters’ over-allotment option but will pay all fees and expenses of the selling shareholders associated with this sale, other than underwriting discounts and commissions.

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the operation, development and expansion of our business, and therefore we do not anticipate paying any dividends in the foreseeable future. Any payment of dividends on our common stock in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our ability to declare and pay dividends is restricted by covenants in our existing credit facility, and we expect to be subject to similar restrictions under our new revolving credit facility.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance of shares (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of warrants held by JCP Fund IV on a cashless basis; and

•	on a pro forma as adjusted basis to give further effect to: (1) the issuance of shares of common stock in this offering (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) and (2) application of the net proceeds of this offering and an initial drawing under our new revolving credit facility as described under “Use of Proceeds.”

You should read this information in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
			Pro
		Pro	Forma
	Actual	Forma	As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)

Existing senior secured credit facility	$101,687	$101,687	$
New revolving credit facility	—	—
7.5% senior subordinated notes	9,960	9,960
9% subordinated notes	1,700	1,700
14% convertible subordinated notes	3,407	3,407

Total debt	116,754	116,754	$

Warrant liability	9,032	—

Shareholders’ equity
Capital stock
Preferred stock, 0 shares authorized, issued and outstanding, actual and pro forma; and 0 shares, par value $ , authorized and 0 shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	1	1
Additional paid-in capital	2,535	11,567
Accumulated other comprehensive loss	(176)	(176)
Accumulated deficit	(36,091)	(36,091)

Total shareholders’ equity (deficit)	(33,731)	(24,699)

Total capitalization	$92,055	$92,055	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of total shareholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. As of June 30, 2010, we had negative net tangible book value of $47.0 million, or $      per share.

After giving effect to the issuance of      shares (assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of      warrants held by JCP Fund IV on a cashless basis, our pro forma net tangible book value as of June 30, 2010 would have been $     , or $      per share of common stock.

After giving effect to the sale of           shares of our common stock in this offering at an initial public offering price of $      per share, and after the deduction of estimated underwriting discounts and commissions and estimated fees and expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2010 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing shareholders and an immediate and substantial dilution of $      per share to new investors. The following table illustrates this per share dilution:

Per Share

Assumed initial public offering price per share		$
Actual net tangible book value per share as of June 30, 2010	$
Increase in net tangible book value per share attributable to cashless exercise of warrants

Pro forma net tangible book value per share as of June 30, 2010
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering as of June 30, 2010

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by $      million, the pro forma as adjusted net tangible book value per share after this offering by $      per share, and the dilution per share to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the pro forma basis described above, as of June 30, 2010, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing holders and by investors participating in this offering. The calculation below is based on the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated fees and expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share

Existing shareholders			%			%	$
New investors

Total		100.0%			100.0%		$

Each $1.00 increase (decrease) in the assumed offering price of $      per share would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional securities, the number of shares of common stock held by existing shareholders will be reduced to          , or     % of the aggregate number of shares of common stock outstanding after this offering, the number of shares of common stock held by new investors will be increased to          , or     % of the aggregate number of shares of common stock outstanding after this offering.

The pro forma dilution information above is for illustration purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing. The number of shares of our common stock outstanding after the offering as shown above is based on the number of shares outstanding as of June 30, 2010. As of June 30, 2010, there were options outstanding to purchase          shares of our common stock, with exercise prices ranging from $      to $      per share and a weighted average exercise price of $      per share, warrants to purchase           shares of our common stock at an exercise price of $      per share and $2.5 million of subordinated notes convertible into an aggregate of           shares of our common stock. The tables and calculations above assume that the warrants have been exercised on a cashless basis and that the convertible notes are repaid with a portion of the proceeds of this offering and an initial drawing under our new revolving credit facility. JCP Fund IV has confirmed to us that it intends to exercise its warrants on a cashless basis in connection with this offering. Under the terms of the warrants, we will deliver to JCP Fund IV a number of shares equal to the number of shares issuable upon exercise of the warrants less a number of shares equal to the quotient of the aggregate exercise price of the warrants by the initial public offering price. In addition, if we grant options, warrants, preferred stock, or other convertible securities or rights to purchase our common stock in the future with exercise prices below the initial public offering price, new investors will incur additional dilution upon exercise of such securities or rights.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth, for the periods and dates indicated, our selected historical consolidated financial data. All of these materials are contained elsewhere in this prospectus. The data as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from consolidated financial statements audited by KPMG LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of December 31, 2008 and 2009, and for the three years ended December 31, 2009, have been derived from our consolidated financial information included elsewhere in this prospectus. We derived the historical financial data as of and for the six months ended June 30, 2009 and 2010 from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The selected historical and other financial data presented below represent portions of our financial statements and are not complete. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full fiscal year. You should read this information in conjunction with “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,										Six Months Ended June 30,
	2005		2006(1)		2007		2008		2009		2009		2010
											(unaudited)
	(in thousands, except share, per share and other data)

Income Statement Data:
Net revenues(2)		$125,252		$149,629		$205,585		$228,966		$203,127		$99,741		$107,955
Fuel surcharge(3)		15,225		22,906		33,425		59,683		26,186		10,937		18,217

Total revenues		140,477		172,535		239,010		288,649		229,313		110,678		126,172
Operating expenses:
Salaries, wages and benefits		67,986		97,443		112,526		130,837		114,119		57,353		58,695
Supplies and other expenses		36,333		48,070		70,636		95,264		62,168		28,492		37,315
Purchased transportation		5,650		7,514		12,431		9,037		14,236		6,829		8,708
Depreciation and amortization		10,307		13,948		21,088		22,411		20,875		10,710		10,076
Operating taxes and licenses		6,644		8,179		11,424		12,731		10,944		5,301		5,225
Insurance and claims		4,058		4,623		6,302		6,460		5,029		2,399		2,192
Loss/(gain) on disposal of property and equipment		(4,025)		(2,335)		(313)		202		133		(27)		345

Operating income/(loss)		13,525		(4,907)		4,916		11,707		1,809		(379)		3,616
Interest expense, net		3,196		7,631		12,547		13,535		9,631		4,590		6,104
Change in fair value of warrants		—		—		—		—		—		—		8,452

Income/(loss) before income taxes		10,352		(12,538)		(7,631)		(1,828)		(7,822)		(4,969)		(10,940)
Income taxes/(benefit)		607		12,984		(2,729)		(630)		(2,685)		(1,748)		(679)

Net income/(loss)(4)		$9,745		$(25,522)		$(4,902)		$(1,198)		$(5,137)		$(3,221)		$(10,261)

Weighted average common stock outstanding:
Basic
Diluted
Earnings/(loss) per share available to common shareholders(4):
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$
Pro forma diluted earnings per share (as adjusted)(5)									$				$
Other Data:
Total shipments(6)		—		—		447,926		474,421		493,186		239,025		265,796
Net revenue per shipment		—		—		$459		$483		$412		$417		$406
Total miles		—		—		100,342,554		110,943,067		89,506,703		44,038,375		46,840,750
Empty miles (linehaul)(7)		—		—		3.9%		3.9%		3.8%		3.8%		3.4%
Average operating tractors(8)		—		—		843		935		829		829		813
Net revenue per operating tractor per day(8)		—		—		$964		$964		$968		$955		$1,054
Miles per operating tractor per day(8)		—		—		470		467		427		422		457
Operating ratio(9)		90.4%		102.8%		97.9%		95.9%		99.2%		100.3%		97.1%
Adjusted EBITDA (in thousands)(10)		$23,832		$26,658		$26,004		$34,118		$22,684		$10,331		$13,692
Capital expenditures (in thousands), net of sales		$32,979		$32,783		$17,097		$1,355		$1,405		$268		$4,149

	As of December 31,					As of June 30,
	2005	2006(1)	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands, except share, per share and other data)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$303	$4,900	$49	$3,395	$2,412	$1,957	$4,983
Working capital	(1,057)	15,115	12,092	18,996	12,519	12,782	14,709
Property and equipment, net	67,900	99,742	115,631	94,966	76,059	84,842	70,394
Total assets	87,381	137,486	167,639	146,210	125,148	132,098	127,300
Total debt	62,701	125,000	148,204	135,449	118,067	123,037	116,754
Shareholders’ equity/(deficit)	15,506	(12,668)	(17,572)	(19,035)	(23,930)	(22,278)	(33,731)

(1)	Results of operations include expenses associated with our June 2006 leveraged recapitalization transaction. During the leveraged recapitalization transaction, we repurchased and retired 3,841 shares of Class B common stock for $3.6 million. In connection with the transaction, we were required to change our federal tax status to a C corporation from an S corporation. As a result of the transaction, we recorded a $28.6 million charge against current year operating results. This was primarily comprised of a $15.3 million expense to record the immediate vesting and payout of certain outstanding stock options, offset by $6.1 million of favorable tax effect of this expense, a charge against earnings of $17.1 million to record the tax effect of changing from an S corporation to a C corporation for federal tax purposes, primarily representing the recognition of deferred federal income tax liability, and other fees and expenses necessary to finance the transaction.

(2)	We define net revenues to be total revenues less fuel surcharges.

(3)	At the time of our acquisition of Western Freightways in December 2006, the accounting systems of Western Freightways did not permit for the recording of fuel surcharges. We upgraded their systems in February 2007. Accordingly, 2006 and 2007 fuel surcharges exclude surcharges imposed by Western Freightways from the date of acquisition to February 2007. Fuel surcharges imposed by Western Freightways during this period are included in net revenues.

(4)	We were taxed under the Code as a subchapter S corporation until June 23, 2006. Under subchapter S, we did not pay corporate income taxes on our taxable income. Instead, our shareholders were liable for federal and state income taxes on our taxable income. For comparison purposes, a pro forma income tax provision for corporate income taxes has been calculated as if we had been taxed as a subchapter C corporation for 2005 and January 1, 2006 through June 22, 2006. The following is a summary of the pro forma net income (loss) used in calculating the 2005 and 2006 earnings per share:

	Year Ended December 31,
	2005	2006

Historical income/(loss) before taxes	$10,352	$(12,538)
Pro forma income tax provision/(benefit)	3,662	(4,388)

Pro forma net income/(loss)	$6,690	$(8,150)

(5)	Pro forma diluted earnings per share (as adjusted) is computed by dividing net income, adjusted for the elimination of approximately $ million in interest expense and the related tax benefit of approximately $ million, assuming the retirement of approximately $ million of our outstanding debt and accrued but unpaid interest thereunder and the incurrence of approximately $ of debt under our new revolving credit facility, by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, assuming the issuance of shares (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to be issued concurrently with this offering upon exercise of warrants held by JCP Fund IV on a cashless basis and the issuance of shares of common stock in this offering (assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus).

(6)	Number of shipments is equal to the number of freight bills invoiced to our customers.

(7)	We compute empty miles (linehaul) percentage by dividing the number of empty miles traveled by our linehaul tractors by the total number of miles traveled by our linehaul tractors.

(8)	We define operating tractors to be all tractors with current registrations and assigned drivers that are available for the transport of freight for our customers. We compute the number of operating tractors based on the average number of tractors in operation as of the end of each week during the period. Prior to February 16, 2007, we did not track the number of operating tractors, and the number of operating tractors in 2007 is based on the average number of tractors in operation as of the end of each week beginning February 17, 2007. Net revenue per operating tractor per day and miles per operating tractor per day are computed on the basis of a five-day work week, excluding holidays. As of December 31, 2009 and June 30, 2010 we had 155 and 178 tractors, respectively designated as non-operating.

(9)	We compute our operating ratio by dividing total operating expenses by total revenues.

(10)	Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization and change in the fair value of warrants. Adjusted EBITDA and Adjusted EBITDA margin, which is computed by dividing Adjusted EBITDA by total revenues, are non-GAAP financial measures that we use to evaluate financial performance and to determine resource allocation. We believe Adjusted EBITDA and Adjusted EBITDA margin present a view of our operating results that is important to prospective investors because it is commonly used as an analytical indicator of performance within the transportation services industry. By excluding interest, income taxes, depreciation and amortization and change in the fair value of warrants, we are able to evaluate performance without considering decisions that, in most cases, are not directly related to meeting our customers’ transportation requirements and were either made in prior periods or are related to the structure or financing of our business. These excluded items are significant components in understanding and assessing financial performance. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP.

The following table provides a reconciliation of net income to Adjusted EBITDA as well as the resulting calculation of Adjusted EBITDA margin:

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands)

Net income/(loss)	$9,745	$(25,522)	$(4,902)	$(1,198)	$(5,137)	$(3,221)	$(10,261)
Interest expense (net)	3,173	7,631	12,547	13,535	9,631	4,590	6,104
Income taxes/(benefit)	607	12,984	(2,729)	(630)	(2,685)	(1,748)	(679)
Depreciation and amortization	10,307	13,948	21,088	22,411	20,875	10,710	10,076
Change in fair value of warrants	—	—	—	—	—	—	8,452
Leveraged recapitalization expenses(11)	—	17,617	—	—	—	—	—

Adjusted EBITDA	$23,832	$26,658	$26,004	$34,118	$22,684	$10,331	$13,692
Adjusted EBITDA margin(12)	17.0%	15.5%	10.9%	11.8%	9.9%	9.3%	10.9%

(11)	Leveraged recapitalization expenses include $15.3 million of expense to record the immediate vesting and payout of certain outstanding stock options and $2.3 million of professional fees and other expenses.

(12)	We compute our Adjusted EBITDA margin by dividing Adjusted EBITDA by total revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Overview

We are a growth-oriented motor carrier using a differentiated Load-to-Deliver operating model that we believe combines the higher revenue per tractor characteristics of an LTL carrier with the operating flexibility and lower fixed costs of a service-sensitive truckload carrier. We offer a full range of over-the-road transportation solutions to our customers, including customized, expedited, time-definite, dedicated and specialized LTL and truckload services. Our specialized services include the transportation of temperature-controlled and Hazmat freight. We believe our Load-to-Deliver operating model provides our customers with a breadth of transportation solutions that fits their time, service and price points and gives us a competitive advantage in sourcing freight. Specifically, we believe the flexibility of our Load-to-Deliver operating model allows us to accommodate a broad range of shipment sizes and freight for both regional and national accounts while providing shippers faster and more predictable transit times with reduced freight damage. As of June 30, 2010, our fleet consisted of 983 owned tractors and 2,114 owned or leased trailers, including 886 temperature-controlled trailers. Since 2002, we have grown total revenues at a compound annual growth rate of 21.7%. Over the same period our net income decreased from approximately $62,000 in 2002 to a net loss of $5.1 million in 2009. During the fiscal year ended December 31, 2009, we generated total revenues of $229.3 million, Adjusted EBITDA of $22.7 million and net loss of $5.1 million. For the six  months ended June 30, 2010, we generated total revenues of $126.2 million, Adjusted EBITDA of $13.7 million and net loss of $10.3 million, which includes a $8.5 million non-cash charge related to a change in the fair value of warrants.

We serve shippers throughout the continental United States and parts of Canada but focus primarily on the estimated $3.2 billion market for LTL freight originating in the Northeast and the estimated $8.4 billion market of inbound truckload freight back into the region, according to SJ Consulting Group, Inc. LTL services involve the consolidation and transport of freight from numerous shippers to multiple destinations on one vehicle and thus garner higher net revenue per tractor than truckload shipments. Truckload services involve the transport of a single shipper’s freight to a single destination. We manage our operations on a round-trip basis to maximize revenue per operating tractor by pursuing headhaul freight lanes for both our outbound and inbound trips. For the outbound portion of our round-trip, we generally deploy our local pickup fleet to gather LTL shipments throughout the Northeast that we build into linehaul loads at our Philadelphia metropolitan area LTL consolidation operations for delivery directly to recipients without rehandling. The cornerstone of our Load-to-Deliver operating model consists of delivering LTL shipments directly from a linehaul trailer to the recipient, eliminating the need for a network of costly and labor-intensive destination and breakbulk terminals typical of traditional LTL carriers. For the inbound portion of our round-trip, we generally transport truckload freight back to the Northeast to reposition our tractors and trailers near our consolidation operations.

We believe our Load-to-Deliver operating model offers multiple solutions to our customers to address their transportation needs and manage their supply chains. We believe that we are able to provide our customers time-definite LTL services with lower cargo claims and fewer opportunities for delays because our Load-to-Deliver operating model requires fewer handlings per LTL shipment than a traditional LTL carrier. For example, for the year ended December 31, 2009, our claims ratio was 0.24% as compared to the average of 1.04% reported by the Transportation Loss Prevention and Security Association. We believe we can reduce a shipment’s transit time by up to 24 hours for every breakbulk terminal that our Load-to-Deliver operating model avoids while transporting our customers’ freight. In addition, we believe our customers value the ability to work with a flexible motor carrier that can service a broad spectrum of their transportation needs.

We believe our Load-to-Deliver operating model provides us with a competitive advantage in sourcing freight while enhancing utilization of our tractors and allowing us to operate more cost effectively. Our Load-to-Deliver operating model allows us to avoid the historically unfavorable pricing of truckload freight outbound from the Northeast and positions us to take advantage of higher priced truckload freight inbound to the Northeast, a densely populated, high consumption area. We believe our Load-to-Deliver operating model enables us to optimize the economics of a round-trip by combining two favorably priced headhauls (an outbound load of LTL shipments and an inbound truckload shipment) to maximize revenue per operating tractor. For example, based on the public filings of nine truckload carriers and truckload divisions of motor carriers that we reviewed, in 2009 our net revenue per operating tractor per day of approximately $1,000 was significantly higher than the $500 to $700 per day of those truckload carriers and truckload divisions over the same period. In addition, because we generally deliver LTL freight directly from the trailer to the recipient, we do not need the capital investment and high-fixed cost structure that we believe are required to operate the numerous local delivery fleets, nationwide breakbulk and destination terminals and multiple staffs of freight handlers, typically associated with our LTL competitors. We believe our customers recognize the importance of having access to our temperature-controlled and Hazmat services. As a result, they will often use our services to transport non-specialized freight to retain access to these services.

Revenues, Expenses and Key Performance Indicators

We primarily generate revenues by transporting LTL and truckload freight. We generally define an LTL shipment as a shipment that is less than 28,000 pounds or utilizes less than 28 linear feet on a trailer (although shipments of such size are larger and heavier than typical LTL shipments), whereas a truckload shipment is greater than or equal to 28,000 pounds. We generate additional revenues from our brokerage and warehousing operations, which historically have accounted for less than 3% of our total revenues. For LTL freight movements we are generally paid a rate per hundredweight based on the weight and volume characteristics of the freight as well as the length of haul. For truckload freight movements we are generally paid a rate per mile or per load for our services. We also derive additional revenues from fuel surcharges, accessorial charges for temperature-controlled and Hazmat services, and, to a much lesser extent, other ancillary customer charges. Consistent with standard industry practice, we generally include a fuel surcharge in customer contracts to mitigate the impact of fluctuating fuel prices. This surcharge is benchmarked to the Department of Energy’s weekly national fuel price index and varies based on the specifics of each customer’s contract.

We manage our operations on a round-trip basis to maximize revenue per operating tractor by pursuing headhaul freight lanes for both our outbound and inbound trips. Our revenue growth is impacted by total number of individually billed shipments, including both LTL and truckload freight, and revenue per shipment. Revenue per shipment is principally driven by the mix between LTL and truckload freight, average length of haul, the average weight and volume characteristics of the freight and the per hundredweight, per mile or per load rate we charge for our services. Our capacity to generate revenues is dependent upon the number of tractors and trailers available for us to operate, including the number of drivers available to operate these tractors, plus the use of third-party purchased transportation. We monitor total revenues because the costs of diesel fuel and our ability to collect appropriate fuel surcharges are an important part of our business. We also focus on revenues before fuel surcharge, or net revenues. We believe that eliminating the impact of the fuel surcharge, which is tied to fluctuations in fuel prices, may lead to a more consistent basis for comparing our results of operations across periods. We monitor our net revenues primarily by analyzing the changes and trends in our shipment count with corresponding changes in net revenue per shipment and net revenue per operating tractor per day.

Our operating profitability is impacted by variable costs of transporting freight for our customers, fixed costs and other expenses containing both fixed and variable components. Our primary variable costs include driver wages, diesel fuel, tires, replacement parts and purchased transportation. These expenses generally vary with the miles driven by our fleet. Expenses that are primarily fixed in nature include non-driver salaries, wages and benefits, driver benefits, rent expense and the depreciation related to our tractors and trailers. Expenses that have both fixed and variable components include maintenance, warehouse and dock employee salaries and certain of our insurance coverages. We focus on the profitability of the round-trip each time we plan a load, factoring in revenues earned on each portion of the round-trip, number of stops required, distance between stops and empty miles. We gauge our overall success by monitoring our Adjusted EBITDA margin and our operating ratio, a measure of profitability calculated by dividing total operating expenses by total revenues. During the stronger economic and freight environment in 2005, our Load-to-Deliver operating model enabled us to achieve an operating ratio of 90.4%. We are continually managing the business to improve our operating margins, Adjusted EBITDA and net income and believe that a stronger market for trucking transportation services should enable us to improve on the ratios we have achieved over the last 12 months.

The following is a description of our principal operating expenses:

Salaries, Wages and Benefits.  Salaries, wages and benefits include all expenses relating to driver and non-driver employees including salary, bonuses and other benefits. Benefits include such costs as healthcare, workers’ compensation and company-matched 401(k) contributions.

Supplies and Other Expenses.  Supplies and other expenses include the cost of operating and maintaining our tractors, trailers and operating facilities. The primary components of supplies and other expenses are diesel fuel, tires and replacement parts, tolls, vehicle maintenance and rent expense. We actively manage our fuel costs by purchasing fuel in bulk for storage at certain of our facilities and have volume purchasing arrangements with national fuel centers that allow our drivers to purchase fuel in transit at a discount to advertised rates. We further manage our exposure to changes in fuel prices through fuel surcharge programs with our customers. We have historically been able to pass through a significant portion of increases in fuel prices and related taxes to customers in the form of fuel surcharges, although our recovery of increased expenses varies based on each customer contract. These fuel surcharges, which adjust with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase (subject to some time lag), excluding non-revenue miles, out-of-route miles or fuel used while the tractor is idling. As of December 31, 2009, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Purchased Transportation.  In certain instances, we utilize purchased transportation supplied by third-party local and national trucking companies to deliver freight. The purchased transportation provider will either pick up freight, which typically has already been consolidated into a full trailer, at our facility or one of our tractors will deliver the freight to the third-party’s facility, in these cases primarily for local delivery to the recipient. The use of purchased transportation provides flexibility to our operations and enables us to avoid lanes with insufficient volumes to meet our round-trip profitability requirements, cover periods of peak capacity demand and to take advantage of attractive rates in the purchased transportation market, such as during 2009. In addition, the use of third-party carriers for certain of our deliveries allows us to cost effectively deliver freight while reducing wear and tear on, and preserving the life of, our tractors and trailers. The amount of purchased transportation we utilize varies period to period depending on market conditions and our truck tonnage.

Depreciation and Amortization.  Depreciation and amortization is a noncash expense charged against earnings to write off the cost of an asset during its estimated useful life. Our depreciation and amortization expense is primarily associated with our tractors and trailers and to a lesser extent with the intangible assets related to our prior acquisitions. We capitalize the expenditures related to our engine remanufacturing program and depreciate these costs over the increased useful life of the asset, typically 48 months depending on the utilization of the tractor.

Operating Taxes and Licenses.  The primary components of operating taxes and licenses are federal and state fuel taxes and registrations and licenses for our tractors and trailers.

Insurance and Claims.  Insurance and claims includes all expenses relating to the premiums and loss experience of our insurance coverage, including vehicle liability, general liability, cargo claim and umbrella policies.

Loss/(Gain) on Disposal of Property and Equipment.  Loss/(gain) on disposal of property and equipment reflects the difference between the proceeds we receive when disposing of a fixed asset compared to its book value at the time of disposition.

Trends and Outlook

A downturn in freight shipments began early in 2007 and worsened through mid-2009 in connection with the overall economic recession in the United States, which impacted our results of operations for the years ended December 31, 2008 and 2009. The market pricing for Northeast inbound truckload freight decreased due to truck tonnage reductions as well as excess available tractors in these trade lanes. Also, certain LTL carriers pursued price discounting programs in 2009 to gain market share resulting in industry-wide rate declines in 2009, which have stabilized at lower levels in 2010. We believe these factors were the primary contributors to the decrease in our revenues and earnings for the year ended December 31, 2009. The adverse effect on our financial results was partially mitigated by our ability to add new customers, win additional business from existing customers, handle shipments of specialized freight and scale back operations to match decreased truck tonnage. In response to the severe freight downturn, we implemented several initiatives that removed approximately $6.8 million of annual costs, including company-wide salary reductions, headcount reductions and terminating our 401(k) matching program. We also more efficiently utilized our assets and designated a number of our tractors and trailers as non-operating. In addition, as a result of the prolonged decline in the general economy, we increased our reliance on purchased transportation for less profitable lanes in 2009, which contributed to a temporary increase in our operating expenses as a percentage of total revenues. We expect that our reliance on purchased transportation will peak in 2010 and begin to decrease in the second half of 2010 as we hire additional drivers and redeploy tractors presently designated as non-operating.

The economic recovery that we believe began in the first quarter of 2010 has led to an increase in shipments and total revenues of 11.2% and 14.0%, respectively, in the six months ended June 30, 2010 compared to the six months ended June 30, 2009. If the economic environment continues to improve, we believe that there will be higher demand and competition for qualified employees, which may result in wage and benefit increases associated with hiring qualified driver and non-driver employees that could offset our prior cost reduction measures. Our recent lease of an approximately 170,000 square foot consolidation operation near our Westampton, New Jersey headquarters will allow us to double the number of LTL shipments we can consolidate. As of June 30, 2010, we had 178 available tractors, or 18.1% of our current fleet, that we can place back into operation to meet growing demand for our services with no additional capital investment. Furthermore, any increase in our net revenue per shipment, which decreased 14.7% from $483 in 2008 to $412 in 2009, should improve our operating results.

We believe that pricing in the Northeast inbound truckload freight market has improved and we expect it will continue to improve as the economic recovery leads to a better balance between supply of tractors available for truckload shipments and demand for transport of truckload freight, which has stabilized in recent months but continues to exceed 2009 levels. We believe that pricing for outbound LTL shipments has improved at a slower rate because there remains an imbalance between supply of tractors available for LTL shipments and demand for transport of LTL freight. Because we generally enter into contracts with our customers lasting one year or longer, we expect that we will benefit from the improved pricing environment over time, although we will be able to immediately take advantage of improvements in spot market pricing on a smaller portion of our business. Our contracts typically govern price and services but generally do not guarantee a volume of shipments. We also expect that following completion of this offering, our administrative expenses and stock compensation expense will increase as a result of increased costs associated with being a public company and vesting of restricted stock and that our interest expense will be reduced as a result of the application of the net proceeds to repay existing indebtedness.

Operating Statistics

The following table sets forth operating statistics for our business for each of the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Total shipments(1)	447,926	474,421	493,186	239,025	265,796
Net revenue per shipment	$459	$483	$412	$417	$406
Total miles	100,342,554	110,943,067	89,506,703	44,038,375	46,840,750
Empty miles (linehaul)(2)	3.9%	3.9%	3.8%	3.8%	3.4%
Average operating tractors(3)	843	935	829	829	813
Net revenue per operating tractor per day(3)	$964	$964	$968	$955	$1,054
Miles per operating tractor per day(3)	470	467	427	422	457
Operating ratio(4)	97.9%	95.9%	99.2%	100.3%	97.1%

(1)	Number of shipments is equal to the number of freight bills invoiced to our customers.

(2)	We compute empty miles (linehaul) percentage by dividing the number of empty miles traveled by our linehaul tractors by the total number of miles traveled by our linehaul tractors.

(3)	We define operating tractors to be all tractors with current registrations and assigned drivers that are available for the transport of freight for our customers. We compute the number of operating tractors based on the average number of tractors in operation as of the end of each week during the period. Prior to February 16, 2007, we did not track the number of operating tractors, and the number of operating tractors in 2007 is based on the average number of tractors in operation as of the end of each week beginning February 17, 2007. Net revenue per operating tractor per day and miles per operating tractor per day are computed on the basis of a five-day work week, excluding holidays. As of December 31, 2009 and June 30, 2010 we had 155 and 178 tractors, respectively, designated as non-operating.

(4)	We compute our operating ratio by dividing total operating expenses by total revenues.

Results of Operations

The following table summarizes selected income statement data and outlines selected income statement data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2007		2008		2009		2009		2010
							(unaudited)
	(in thousands except percentages)

Net revenues(1)	$205,585	86.0%	$228,966	79.3%	$203,127	88.6%	$99,741	90.1%	$107,955	85.6%
Fuel surcharges(2)	33,425	14.0	59,683	20.7	26,186	11.4	10,937	9.9	18,217	14.4

Total revenues	$239,010	100.0%	$288,649	100.0%	$229,313	100.0%	$110,678	100.0%	$126,172	100.0%
Operating expenses:
Salaries, wages and benefits	112,526	47.1%	130,837	45.3%	114,119	49.8%	57,353	51.8%	58,695	46.5%
Supplies and other expenses	70,636	29.6	95,264	33.0	62,168	27.1	28,492	25.7	37,315	29.6
Purchased transportation	12,431	5.2	9,037	3.1	14,236	6.2	6,829	6.2	8,708	6.9
Depreciation and amortization	21,088	8.8	22,411	7.8	20,875	9.1	10,710	9.7	10,076	8.0
Operating taxes and licenses	11,424	4.8	12,731	4.4	10,944	4.8	5,301	4.8	5,225	4.1
Insurance and claims	6,302	2.6	6,460	2.2	5,029	2.2	2,399	2.2	2,192	1.7
Loss/(gain) on disposal of property and equipment	(313)	(0.1)	202	0.1	133	0.1	(27)	(0.0)	345	0.3

Operating income/(loss)	$4,916	2.1%	$11,707	4.1%	$1,809	0.8%	$(379)	(0.3)%	$3,616	2.9%
Interest expense, net	12,547	5.2%	13,535	4.7%	9,631	4.2%	4,590	4.1%	6,104	4.8%
Change in fair value of warrants	—	—	—	—	—	—	—	—	8,452	6.7

Loss before income taxes	$(7,631)	(3.2)%	$(1,828)	(0.6)%	$(7,822)	(3.4)%	$(4,969)	(4.5)%	$(10,940)	(8.7)%
Income tax benefit	(2,729)	(1.1)	(630)	(0.2)	(2,685)	(1.2)	(1,748)	(1.6)	(679)	(0.5)

Net loss	$(4,902)	(2.1)%	$(1,198)	(0.4)%	$(5,137)	(2.2)%	$(3,221)	(2.9)%	$(10,261)	(8.1)%

(1)	We define net revenues to be total revenues less fuel surcharges.

(2)	At the time of our acquisition of Western Freightways in December 2006, the accounting systems of Western Freightways did not permit for the recording of fuel surcharges. We upgraded their systems in February 2007. Accordingly, 2006 and 2007 fuel surcharges exclude surcharges imposed by Western Freightways from the date of acquisition to February 2007. Fuel surcharges imposed by Western Freightways during this period are included in net revenues.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Net Revenues

Net revenues increased 8.2%, or $8.2 million, in the six months ended June 30, 2010 to $108.0 million from $99.7 million in the six months ended June 30, 2009. The increase in net revenues resulted primarily from a 11.2% increase in total shipments in the 2010 period to 265,796 as compared to 239,025 shipments in the comparable period in 2009, partially offset by a decrease in net revenue per shipment of 2.6% in the 2010 period to $406 from $417 in the comparable period in 2009. The increase in total shipments was primarily the result of the improving economic environment and corresponding increase in demand for freight transportation services by our customers. The decrease in net revenue per shipment was primarily the result of a decrease in the average shipment size of our LTL freight from 3,330 pounds to 3,271 pounds, an increase in the percentage of LTL shipments as compared to truckload shipments from 85.1% to 86.5%, an increase in the average length of a truckload shipment from 695 miles to 707 miles and lower industry-wide pricing resulting from aggressive strategies employed by certain of our competitors in 2009. This pricing stabilized at lower levels in 2010. Our net revenue per operating tractor per day increased 10.4% in the six months ended June 30, 2010 to $1,054 as compared to $955 in the comparable period in 2009. The increase in net revenue per operating tractor per day was primarily the result of the implementation of operating and load planning efficiency initiatives beginning in the second half of 2009 which enabled us to transport 11.2% more shipments in the 2010 period with 1.9% fewer operating tractors.

Fuel Surcharges

Fuel surcharge revenues increased 66.6%, or $7.3 million, in the 2010 period to $18.2 million as compared to $10.9 million in the comparable period in 2009. The increase in fuel surcharge revenues was primarily the result of an increase in average diesel fuel prices of approximately 29.5% in the first six months of 2010, as reported by the Energy Information Administration, and a 6.4% increase in the miles driven in the 2010 period as compared to the comparable period in 2009.

Total Revenues

Total revenues increased 14.0%, or $15.5 million, in the six months ended June 30, 2010 to $126.2 million as compared to $110.7 million in the comparable period in 2009.

Operating Expenses

Salaries, wages and benefits increased 2.3%, or $1.3 million, in the six months ended June 30, 2010 to $58.7 million as compared to $57.4 million in the comparable period in 2009. The increase in salaries, wages and benefits in 2010 was primarily the result of a $1.4 million increase in total payments to drivers, who are typically paid on a per mile basis, largely as a result of an increase in the number of drivers partially offset by a reduction in non-driver headcount, a company-wide reduction in salaries implemented in August 2009 and the elimination of our 401(k) match. As a percentage of total revenues, salaries, wages and benefits decreased to 46.5% in the 2010 period as compared to 51.8% in the comparable period in 2009. This decrease as a percentage of total revenues was primarily due to higher revenues to cover our fixed expenses and the impact of salary reductions.

Supplies and other expenses increased 31.0%, or $8.8 million, in the six months ended June 30, 2010 to $37.3 million as compared to $28.5 million in the comparable period in 2009. The increase in supplies and other expenses in the 2010 period was primarily the result of a 6.4% increase in miles driven by our tractors requiring more diesel fuel as well as higher average price per gallon at which the fuel was purchased. In addition, the increase in the miles driven by our fleet increased maintenance costs. As a percentage of total revenues, supplies and other expenses increased to 29.6% in the 2010 period from 25.7% in the comparable period in 2009. This percentage increase was primarily due to higher average fuel prices in the 2010 period as compared to 2009.

Purchased transportation increased 27.5%, or $1.9 million, in the six months ended June 30, 2010 to $8.7 million as compared to $6.8 million in the comparable period in 2009. As a percentage of total revenues, purchased transportation increased to 6.9% in the 2010 period from 6.2% in the comparable period in 2009. These dollar amount and percentage increases were primarily due to our increased reliance on purchased transportation for less profitable lanes.

Depreciation and amortization decreased 5.9%, or $0.6 million, in the six months ended June 30, 2010 to $10.1 million as compared to $10.7 million in the comparable period in 2009. The decrease in depreciation and amortization was primarily the result of certain vehicles in the fleet becoming fully depreciated in 2009 and the first half of 2010. As a percentage of total revenues, depreciation and amortization decreased to 8.0% in the 2010 period from 9.7% in the comparable period in 2009.

Operating taxes and licenses decreased 1.4%, or $0.1 million, in the six months ended June 30, 2010 to $5.2 million as compared to $5.3 million in the comparable period in 2009. As a percentage of total revenues, operating taxes and licenses decreased to 4.1% in the 2010 period from 4.8% in the comparable period in 2009. The decreases in dollar amount and percentage were primarily due to the designation of certain tractors as non-operating, which reduced the number of tractors on which registration fees were paid.

Insurance and claims decreased 8.6%, or $0.2 million, to $2.2 million in the six months ended June 30, 2010 as compared to $2.4 million in the comparable period in 2009. As a percentage of total revenues, insurance and claims decreased to 1.7% in the 2010 period from 2.2% in the comparable period in 2009. The decreases in dollar amount and percentage were primarily due to a lower claims ratio.

Net Interest Expense

Net interest expense increased 33.0%, or $1.5 million, to $6.1 million in the six months ended June 30, 2010 as compared to $4.6 million in the comparable period in 2009. This increase was primarily due to the increase in the interest rate on our existing credit facility and the interest expense associated with the $10.0 million of senior subordinated debt issued in November 2009.

Change of Fair Value of Warrants

The change in fair value of warrants is due to the issuance of warrants in the fourth quarter of 2009 that are adjusted to fair value at each reporting period, resulting in a non-cash charge of $8.5 million.

Income Tax Benefit

Income tax benefit was $0.7 million during the six months ended June 30, 2010 as compared to a benefit of $1.7 million in the comparable period in 2009. The effective tax rate for the six months ended June 30, 2010 was significantly lower than the effective tax rate in the comparable prior period due to the change in the fair value of the warrants, which is not deductible for tax purposes.

Net Income (Loss)

Net loss increased to $10.3 million in the six months ended June 30, 2010 as compared to $3.2 million in the comparable period in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Net revenues declined 11.3%, or $25.8 million, in 2009 to $203.1 million as compared to $229.0 million in 2008. The decrease in net revenues resulted from a 14.7% decline in net revenue per shipment in 2009 to $412 from $483 in 2008 offset by a 4.0% increase in total shipments in 2009 to 493,186 from 474,421 in 2008. The decrease in net revenue per shipment was primarily the result of a decrease in the average shipment size of our LTL freight from 3,619 pounds to 3,259 pounds, an increase in the percentage of LTL shipments as compared to truckload shipments from 81.3% to 86.0%, a decrease in the average length of a truckload shipment from 743 miles to 711 miles and lower industry-wide pricing resulting from aggressive strategies employed by certain of our competitors. We were able to partially offset this difficult freight and pricing environment with higher shipment volumes through new customer wins as well as additional lanes and routes from existing customers. Even though 2009 was a difficult pricing environment, net revenue per operating tractor per day increased to $968 in 2009 as compared to $964 in 2008 primarily due to our ability to operate more efficiently in markets that did not meet our Northeast inbound freight density requirements and the greater emphasis we placed on purchased transportation.

Fuel Surcharges

Fuel surcharge revenues declined 56.1%, or $33.5 million, in 2009 to $26.2 million as compared to $59.7 million in 2008. The decrease in fuel surcharge revenues was primarily the result of a decrease in average fuel prices of approximately 35.3% in 2009 compared to 2008, as reported by the Energy Information Administration, as well as a 19.3% decrease in the miles driven by our fleet.

Total Revenues

Total revenues declined 20.6%, or $59.3 million, in 2009 to $229.3 million as compared to $288.6 million in 2008.

Operating Expenses

Salaries, wages and benefits decreased 12.8%, or $16.7 million, in 2009 to $114.1 million as compared to $130.8 million in 2008. The decrease in salaries, wages and benefits in 2009 was primarily the result of a $11.4 million decrease in payments to drivers as a result of headcount reductions and reduced hours and miles driven by our drivers, a decrease in payments to non-driver employees of $2.7 million as a result of a reduction in non-driver headcount and reduced hours of certain non-driver employees and a company-wide reduction in salaries implemented in August 2009 resulting in savings of $1.7 million. As a percentage of total revenues, salaries, wages and benefits increased to 49.8% in 2009 from 45.3% in 2008. Our smaller revenues base from which to cover fixed expenses and revenue declines that outpaced our cost reduction initiatives were the primary causes of this percentage increase.

Supplies and other expenses decreased 34.7%, or $33.1 million, in 2009 to $62.2 million from $95.3 million in 2008. The decrease in supplies and other expenses in 2009 was primarily the result of fewer miles driven by our tractors necessitating a lower volume of diesel fuel purchases as well as lower average price per gallon at which the fuel was purchased in 2009 compared to 2008. As a percentage of total revenues, supplies and other expenses decreased to 27.1% in 2009 from 33.0% in 2008. This percentage decrease was primarily due to lower average fuel prices in 2009 compared to 2008.

Purchased transportation increased 57.5%, or $5.2 million, in 2009 to $14.2 million from $9.0 million in 2008. As a percentage of total revenues, purchased transportation increased to 6.2% in 2009 from 3.1% in 2008. These dollar amount and percentage increases were primarily due to our decision to designate a number of tractors as non-operating and to increase use of third-party carriers due to the attractive rates available to us from these carriers in certain lanes.

Depreciation and amortization decreased 6.9%, or $1.5 million, in 2009 to $20.9 million from $22.4 million in 2008. The decrease in depreciation and amortization was primarily the result of certain vehicles in the fleet becoming fully depreciated during 2009. As a percentage of total revenues, depreciation and amortization increased to 9.1% in 2009 from 7.8% in 2008. This percentage increase was primarily the result of reduced revenues.

Operating taxes and licenses decreased 14.0%, or $1.8 million, in 2009 to $10.9 million from $12.7 million in 2008. As a percentage of total revenues, operating taxes and licenses increased to 4.8% in 2009 from 4.4% in 2008. This decrease in operating taxes and licenses was primarily due to our decision to reduce driver headcount and designate certain tractors as non-operating, which reduced the number of tractors on which registration fees were paid.

Insurance and claims decreased 22.2%, or $1.5 million, to $5.0 million in 2009 from $6.5 million in 2008. As a percentage of total revenues, insurance and claims was 2.2% in both 2009 and 2008.

Net Interest Expense

Net interest expense decreased 28.8%, or $3.9 million, to $9.6 million in 2009 from $13.5 million in 2008. This decrease was primarily due to lower average debt balance in 2009 as compared to 2008 partially offset by slightly higher average interest rates.

Income Tax Benefit

Income tax benefit was $2.7 million during 2009 compared to a benefit of $0.6 million in 2008. The effective income tax rate in each year varies from the federal statutory rate primarily due to state income taxes and certain permanent differences.

Net Income (Loss)

Net loss increased to $5.1 million in 2009 from $1.2 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues

Net revenues increased 11.4%, or $23.4 million, in 2008 to $229.0 million as compared to $205.6 million in 2007. The increase in net revenues resulted from a 5.2% increase in revenue per shipment in 2008 to $483 as compared to $459 in 2007 and an increase in total shipments of 5.9% in 2008 to 474,421 from 447,926 in 2007. The increase in net revenue per shipment was primarily the result of an increase in the average shipment size of our LTL freight from 3,420 pounds to 3,619 pounds, a decrease in the percentage of LTL shipments as compared to truckload shipments from 81.9% to 81.3% and an increase in the average length of a truckload shipment from 720 miles to 743 miles. The increase in shipments was a result of the addition of new customers through the acquisition of P&P Transport, winning additional business from existing customers and adding new customers. Net revenue per operating tractor per day remained constant at $964.

Fuel Surcharges

Fuel surcharge revenues increased 78.6%, or $26.3 million, in 2008 to $59.7 million as compared to $33.4 million in 2007. The increase in fuel surcharge revenues was primarily the result of an increase in average fuel prices of approximately 32.1% in 2008 as compared to 2007, as reported by the Energy Information Administration, as well as a 10.6% increase in the miles driven by our fleet.

Total Revenues

Total revenues increased 20.8%, or $49.6 million, in 2008 to $288.6 million as compared to $239.0 million in 2007.

Operating Expenses

Salaries, wages and benefits increased 16.3%, or $18.3 million, to $130.8 million in 2008 from $112.5 million in 2007. The increase in salaries, wages and benefits in 2008 was primarily the result of an $8.5 million increase in payments to drivers, a $3.2 million increase in payments to non-driver employees and a $5.8 million increase in other costs, including insurance premiums, associated with maintaining a large workforce. As a percentage of total revenues, salaries, wages and benefits decreased to 45.3% in 2008 from 47.1% in 2007. This percentage decrease was primarily due to improving rates, offset by the addition of drivers and non-driver employees to service increased levels of demand. In addition, as a result of the integration of P&P Transport, we were able to reduce our non-driver workforce through attrition and termination, which also helped us reduce our operating expenses as a percentage of total revenues.

Supplies and other expenses increased 34.9%, or $24.7 million, to $95.3 million in 2008 from $70.6 million in 2007. As a percentage of total revenues, supplies and other expenses increased to 33.0% in 2008 from 29.6% in 2007. These percentage increases were primarily due to higher average fuel prices in 2008 than 2007, offset slightly by increased fleet miles per gallon resulting from the elimination of older vehicles, increased usage of auxiliary power units, reductions in the maximum speed our tractors can travel and installation of vented mud flaps that improve aerodynamics of our tractors and trailers.

Purchased transportation decreased 27.3%, or $3.4 million, to $9.0 million in 2008 from $12.4 million in 2007. As a percentage of total revenues, purchased transportation decreased to 3.1% in 2008 from 5.2% in 2007. The acquisition of P&P Transport in June 2007, which increased the size of our fleet by 199 tractors and led to an increase in the number of available drivers, and the decrease in freight demand reduced our overall requirements for purchased transportation in 2008.

Depreciation and amortization increased 6.3%, or $1.3 million, to $22.4 million in 2008 from $21.1 million in 2007. As a percentage of total revenues, depreciation and amortization decreased to 7.8% in 2008 from 8.8% in 2007. This percentage decrease was primarily due to increased revenues more than offsetting the increased depreciation charges incurred as a result of the addition of the P&P Transport fleet.

Operating taxes and licenses increased 11.4%, or $1.3 million, to $12.7 million in 2008 from $11.4 million in 2007. As a percentage of total revenues, operating taxes and licenses decreased to 4.4% in 2008 from 4.8% in 2007. This percentage decrease was primarily due to increased revenues more than offsetting the increased costs resulting from higher licensing costs due to the greater number of tractors and trailers and increased fuel consumption which results in increased federal and state fuel taxes.

Insurance and claims increased 2.5%, or $0.2 million, to $6.5 million in 2008 from $6.3 million in 2007. As a percentage of total revenues, insurance and claims decreased to 2.2% in 2008 from 2.6% in 2007. This percentage decrease was primarily due to improved claims experience for tractor liability and freight claims, as well as our continued effort to capitalize on insurance rate reduction opportunities as they arise.

Net Interest Expense

Net interest expense increased 7.9%, or $1.0 million, to $13.5 million in 2008 from $12.5 million in 2007. This increase was primarily due to the additional debt incurred in June 2007 as a result of our acquisition of P&P Transport.

Income Taxes

Income tax benefit was $0.6 million during 2008 compared to a benefit of $2.7 million in 2007. The effective income tax rate in each year varies from the federal statutory rate primarily due to state income taxes and certain permanent differences, the largest of which is depreciation related to tractors and trailers.

Net Income (Loss)

Net loss decreased to $1.2 million in 2008 from $4.9 million in 2007.

Liquidity and Capital Resources

Capital Resources

The operation and growth of our business have required, and will continue to require, a significant investment in tractors, trailers and working capital. Our primary sources of liquidity have been funds provided by operations and borrowings under our existing credit facility.

We believe that we will be able to finance our working capital needs for at least the next 12 months with cash, cash flows from operations and borrowings available under our new revolving credit facility. We will have significant capital requirements over the long-term, which may require us to incur additional debt or seek additional equity. The availability of additional debt or equity will depend upon prevailing market conditions, the market price of our common stock and several other factors over which we have limited control, as well as our financial condition and results of operations. Based on our recent operating results, current cash position, anticipated future cash flows and sources of available financing, we do not expect that we will experience any significant liquidity constraints over the next 12 months. Recently, we have developed a program to remanufacture existing engines in our tractor fleet. We have entered into this program with Caterpillar, Inc., which will provide a full warranty on the remanufactured engines for unlimited miles for four years. We expect that the remanufactured engines will allow us to use a tractor for up to an additional four years at approximately 25% of the cost of a new tractor. We expect that this program will reduce the amount we would otherwise need to spend on capital expenditures, thereby enhancing our free cash flow.

At June 30, 2010, we had outstanding debt of $116.8 million consisting of amounts outstanding under our existing credit facility and three series of subordinated notes, all of which we intend to repay with the net proceeds of this offering and an initial drawing under our new revolving credit facility. We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $20.0 million. As of June 30, 2010, we had no borrowings under the revolving line of credit and outstanding letters of credit of $2.1 million. We are obligated to comply with certain financial covenants under our line of credit agreement and were in compliance with these covenants at June 30, 2010. See “Description of Indebtedness.” Our existing revolving credit facility expires in August 2011, and our existing term debt is due August 2012.

Concurrently with this offering, we intend to enter into a revolving credit facility with a syndicate of financial institutions with Wells Fargo Bank, N.A., as administrative agent, and Wells Fargo Securities, LLC, as sole lead arranger and book runner. We expect our revolving credit facility will provide for a $60.0 million revolving credit facility and that at the closing of this offering we will have $      million in

outstanding borrowings under the facility, $      million in additional borrowing capacity under the new revolving credit facility and $      million in outstanding letters of credit. We expect that all borrowings under our new revolving credit facility will be subject to the satisfaction of required conditions, including the absence of a default at the time of and after giving effect to such borrowing and the accuracy of the representations and warranties in the agreement. See “Description of Indebtedness.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)

Net cash provided by operating activities	$18,162	$18,213	$19,062	$11,436	$8,800
Net cash used in investing activities	(43,381)	(1,355)	(1,405)	(268)	(4,149)
Net cash provided by (used in) financing activities	20,368	(13,512)	(18,640)	(12,606)	(2,080)

Net (decrease) increase in cash and cash equivalents	$(4,851)	$3,346	$(983)	$(1,438)	$2,571
Cash at beginning of period	4,900	49	3,395	3,395	2,412

Cash at end of period	$49	$3,395	$2,412	$1,957	$4,983

Operating Activities

Net cash provided by operating activities was approximately $8.8 million and $11.4 million for the six months ended June 30, 2010 and 2009, respectively. The decrease in net cash provided by operating activities for 2010 is primarily due to an increase in accounts receivable resulting from increased revenues.

Net cash provided by operating activities was approximately $19.1 million, $18.2 million and $18.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. The increase in cash flows from operating activities of $0.8 million for 2009 was primarily due to an increase in pretax loss of $6.0 million offset by decreases in accounts receivable and other current assets and increases in accounts payable and accrued expenses. Cash flow from operating activities in 2007 and 2008 was approximately the same.

Investing Activities

Net cash used in investing activities was approximately $4.1 million and $0.3 million for the six months ended June 30, 2010 and 2009, respectively. The increase in net cash used in investing activities for the six months ended June 30, 2010 is primarily due to capital expenditures related to our engine remanufacturing program.

Net cash used in investing activities was approximately $1.4 million, $1.4 million and $43.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in investing activities was considerably higher in 2007 due to the acquisition of P&P Transport for $26.3 million. In addition, in 2007 we had higher net capital expenditures, primarily for tractors, as we decided to acquire tractors which still had 2006 EPA approved engines. The decreases in 2008 and 2009 as compared to 2007 were primarily due to a reduction in capital expenditures for tractors and trailers during such years. Capital expenditures for the purchase of tractors and trailers, net of equipment sales and trade-ins, office equipment and land and leasehold improvements, totaled $1.4 million, $1.4 million and $17.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We estimate capital expenditures, net of sales, will not exceed $3.9 million for the six months ending December 31, 2010 and $9.0 million for 2011. We expect these capital expenditures will be used primarily to acquire new tractors and trailers and to finance our engine remanufacturing program.

Financing Activities

Net cash used in financing activities was approximately $2.1 million and $12.6 million for the six months ended June 30, 2010 and 2009, respectively. The decrease in cash used in financing activities is primarily due to a higher repayment of our long-term senior debt in 2009.

Net cash used in financing activities was approximately $18.6 million and $13.5 million for the years ended December 31, 2009 and 2008, respectively, and net cash provided by financing activities was $20.4 million for the year ended December 31, 2007. The increase in net cash used in financing activities in 2009 is primarily due to a $27.2 million repayment of our long-term senior debt which was financed with operating cash flow and the proceeds from our issuance of $10.0 million of senior subordinated notes. See “Description of Indebtedness.”

Net Operating Loss Carryforwards

We expect that this offering will result in an ownership change and limit our ability to use our net operating loss carryforwards to offset future taxable income. As of December 31, 2009, we had federal net operating loss carryforwards of $28.8 million and state net operating loss carryforwards of $42.5 million. Regardless of whether such an ownership change occurs, we believe that our net operating loss carryforwards will be sufficiently available, for federal and state income tax purposes, to offset any regular taxable income we generate in 2010 and 2011. Accordingly, although our net operating loss carryforwards might be limited as a result of an ownership change, we do not believe that the limitation would materially affect our after-tax cash flow.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations. There are no significant changes to these contractual obligations as of June 30, 2010.

	Payments Due by Year
	Total	2010	2011-2012	2013-2014	After 2014
	(in millions)

Senior secured credit facility	$103.8	$4.2	$99.6	$—	$—
14% convertible subordinated notes	3.2	—	—	3.2	—
7.5% subordinated notes(1)	10.0	—	—	10.0	—
9% senior subordinated notes	1.7	—	1.7	—	—
Estimated interest payments(2)	27.7	8.9	13.1	5.7	—
Capital lease obligations	0.3	0.1	0.2	—	—
Rent and operating leases(3)	12.2	4.2	5.0	2.8	0.2

Total contractual obligations	$158.9	$17.4	$119.6	$21.7	$0.2

(1)	Excludes $0.6 million of debt discount related to the warrants as of December 31, 2009.

(2)	These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates specified in the associated debt agreements. Payments related to variable rate debt are based on applicable rates at June 30, 2010 plus the specified margin as in effect on such date in the associated debt agreement for each period presented. Actual amounts could vary materially. The amounts provided relate only to existing debt obligations and do not assume the refinancing of such debt. Refer to note 6 to the consolidated financial statements for the terms and maturities of existing debt obligations.

(3)	Includes $5.2 million in rent obligations related to real property.

As of December 31, 2009, on a pro forma basis after giving effect to this offering and the use of proceeds therefrom and an initial drawing under our new revolving credit facility, we had the following contractual obligations.

	Pro Forma Payments Due by Period
	Total	2010	2011-2012	3-5 Years	After 2014
	(in millions)

New revolving credit facility	$	$	$	$	$
Estimated interest payments(1)
Capital lease obligations
Rent and operating leases(2)

Total contractual obligations	$	$	$	$	$

(1)	The interest obligation was computed using a rate of % for our new revolving credit facility.

(2)	Includes $ million in rent obligations related to real property.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, we have utilized operating leases to finance a portion of our tractor and trailer additions. Vehicles held under operating leases are not carried on our balance sheet. Our rental expense related to tractor and trailer leases was $1.5 million, $2.3 million and $2.0 million for the years ended December 31, 2007, 2008 and 2009, respectively.

We do not own any real estate and we lease all of our facilities. These operating leases have termination dates ranging through June 30, 2015. Rental payments for such facilities are reflected in our consolidated statements of income in the line item “Supplies and other expenses.” Rental payments for our facilities and trailer storage totaled $3.1 million, $3.6 million, $3.4 million and $1.5 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 respectively. On March 30, 2010, we entered into a 26-month lease for a new facility in Delanco, New Jersey providing for annual lease payments of approximately $560,000. We have options to renew the lease on our Westampton, New Jersey facility through April 30, 2021 and to renew the lease on our Delanco, New Jersey facility through May 31, 2017.

Critical Accounting Policies

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles (“GAAP”) requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 2 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Revenues Recognition and Accounts Receivable

Revenue and the related direct costs are recognized on the delivery date, and billing generally occurs on the pick up date. Revenue and the related direct costs for freight in transit at period end are deferred and recognized when the freight has been delivered to the customer, in accordance with Accounting Standards Codification (ASC) topic 605-20-25-13, “Services for Freight-in-Transit at the End of a Reporting Period.” Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on our historical write-off experience and a specific review of all past due balances, which we perform monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and intangible assets with indefinite useful lives are not amortized, but tested for impairment at least annually and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared to its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. We operate as one reporting unit and perform our annual impairment review as of November 30 of each year. We concluded no goodwill impairment was necessary as of our November 30, 2009 impairment review.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of December 31, 2009, the Company had a certain number of tractors that were designated as non-operating, which management viewed as temporary. This was an event that required management to review for impairment. Based on their review, management determined that no revision of the remaining useful lives or write-down of long-lived assets is required. We concluded that no other such events or changes in circumstances occurred during 2009.

Income Taxes

Deferred tax accounts arise as a result of timing differences between when items are recognized in our consolidated financial statements compared to when they are recognized in our tax returns.

Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We periodically assess the likelihood that all or some portion of deferred tax assets will be recovered from future taxable income. To the extent we believe recovery is not more likely than not, a valuation allowance is established for the amount determined not to be realizable. We have not recorded a valuation allowance at December 31, 2009, as all deferred tax assets are more likely than not to be realized as they are expected to be utilized by the reversal of the existing deferred tax liabilities in future periods.

We believe that we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged, different outcomes could result and have a significant impact on the amounts reported through our consolidated statements of operations.

Valuation of Common Stock Warrants and Options

We use the Black-Scholes option-pricing model to value our stock options awards and our liability-classified warrants to purchase common stock. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected life of the warrants or stock options and stock price volatility. An expected life of 5 years was utilized in the initial (December 31, 2009) model for the warrants as the warrants can be sold to us beginning five years from the date of issuance. An expected life of 4.75 years was utilized in the March 31, 2010 model and 4.50 years in the June 30, 2010 model. For our stock options we use historical data to estimate the expected term of the option, such as employee option exercise behavior and the contractual term of the option. As a private company, we do not have sufficient history to estimate the volatility of our common stock price. We use comparable public companies as a basis for our expected volatility to calculate the fair value of our common stock. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The risk-free interest rate is based on U.S. Treasury instruments with a remaining term equal to the contractual term of the warrants. The assumptions used in calculating the fair value of the liability classified warrants represent our best estimate and involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, charges related to changes in the fair value of the warrants could be materially different in the future.

The fair value of our common stock determined by our board of directors represents the most important factor in determining the value of our warrants and our common stock options.

In connection with the issuance of debt that included warrants to purchase common stock in the fourth quarter of 2009, our board of directors obtained an independent third-party valuation to assist it in estimating the fair market value of our common stock. We engaged an independent third-party valuation firm to assist our board of directors in determining the fair value of our common stock as of March 31, 2010 and June 30, 2010.

In order to estimate the fair value of our common stock, we first estimated our enterprise value and then derived the value of our common stock implied by the enterprise value as described in more detail below.

In estimating our enterprise value, we used methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, or the AICPA Practice Guide, Valuation of Privately-held-Company Equity Securities Issued as Compensation. The primary methodologies that we used to determine our enterprise value were a market-based approach and an income-based approach.

•	Under the market-based approach, we calculated the valuation multiples relative to the market value of capital (MVC) to EBITDA ratio based on a three-year average ratio as well as the MVC to recent EBITDA ratio and the ratio of MVC to revenues for comparable, publicly traded companies. We then applied those multiples to our basis as of the valuation date. Since investors tend to place greater emphasis on earnings capacity, we chose to attribute 80% weight to the earnings multiples and 20% weight to the revenues multiple.

•	Under the income-based approach, we employed the discounted cash flow (DCF) model using our projections for the calendar years 2010 through 2012 and extrapolated an additional seven-year period using certain key assumptions.

We then employed the option pricing method to calculate the implied value of our common stock. Under this method, we estimated the fair value of our common stock as the net value of a series of call options, representing the present value of the expected future returns to the common shareholders.

As discussed above, we then reduced the value of the common stock using this approach by applying an illiquidity discount to account for the heightened level of risk associated with our shares compared to that of comparable, publicly traded companies.

The fair value of our common stock was determined to be $      per share as of December 31, 2009, $      per share as of March 31, 2010 and $      per share as of June 30, 2010. The increase in the fair value from December to March was due to our first quarter results that significantly exceeded our initial projections for 2010 due to signs of an economic recovery. As a result, the Company revised its financial projections as of March 31, 2010, which resulted in an increase in our enterprise value as implied by the discounted cash flow analysis. Our guideline company multiples also increased from December to March given the economic environment which resulted in an increase in our market-based approach enterprise value. Additionally, our illiquidity discount decreased due to the increased likelihood of an initial public offering. The increase from March 31, 2010 to June 30, 2010 is primarily due to an additional decrease in the illiquidity discount. Finally, given our significant leverage, a small percentage change in our enterprise value or a small reduction in our debt results in a relatively large percentage increase in our equity value.

We issued      options in November 2009 with an exercise price of $      per share. The fair value of our common stock was determined to be $      and accordingly, the options had no intrinsic value at the date of grant because the per share valuation of the common stock was significantly lower than the exercise price of the options.

We plan to continue to obtain independent third party valuations at each reporting date until the completion of this offering for purposes of valuing the outstanding warrants.

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the estimated useful life, which ranges from four to 10 years, down to an estimated salvage value of the property and equipment, which ranges from zero to 40% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, the number of tractors designated as non-operating and prevailing industry practice. We both routinely and periodically review and make a determination as to whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is generally based upon market conditions in equipment sales, and the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value that is not reflected in our estimates, could have a material effect in our results of operations. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our property and equipment may not be recoverable.

Recently Adopted Accounting Guidance

On September 30, 2009, we adopted changes issued by the FASB to accounting for and disclosure of events that occurred after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “Subsequent Events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events that occurred after the balance sheet date. The adoption of these changes had no impact on the consolidated financial statements. We have evaluated subsequent events from the balance sheet date through August 11, 2010, the date at which the financial statements were issued.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to interest rate risk in connection with our existing credit facility. The interest rate on our existing credit facility fluctuates based on LIBOR plus an applicable margin. In connection with our existing credit facility, we entered into an interest rate swap agreement with Wells Fargo Bank, N.A. in April 2008 that, as amended, expired in August 2010. The notional amount of this interest rate swap is $75.0 million, and we did not renew it upon its expiration. Assuming no drawings under the $20.0 million line of credit under our existing credit facility, a 1.0% change in the borrowing rate on our existing credit facility would have changed our annual interest expense by $0.2 million as of June 30, 2010. We do not use derivative financial instruments for speculative trading purposes.

We expect to be subject to interest rate changes in connection with our new revolving credit facility. The interest rate on our new revolving credit facility is expected to fluctuate based on LIBOR plus an applicable margin. We do not intend to enter into interest rate swaps in connection with our new revolving credit facility. Assuming our new revolving credit facility is fully drawn, a 1.0% change in the borrowing rate would change our annual interest expense by $0.6 million.

We are also exposed to commodity price risk related to diesel fuel prices and manage our exposure to that risk primarily through the application of fuel surcharges. We cannot assure you that our fuel surcharge revenue programs will be effective in the future.

INDUSTRY

The U.S. trucking industry is large, fragmented and highly competitive. According to the ATA, the U.S. trucking industry generated approximately $544 billion in revenue in 2009 and accounted for approximately 81.9% of the $664.7 billion in domestic spending on freight transportation. In general, the trucking industry can be divided into two distinct segments: “for-hire” carriers, including LTL and truckload carriers and “private” carriers, which are shipper-owned company fleets. According to the ATA, for-hire carriers generated $284.8 billion in 2009, or 42.8% of total transportation revenue, while private carriers generated $259.6 billion, or 39.1% of total transportation revenue. The ATA expects that trucking will continue to dominate the overall freight transportation landscape, accounting for approximately 83.1% of all domestic spending on freight transportation by 2021. According to the ATA, total domestic truck revenue is expected to increase to approximately $932.9 billion by 2021, representing an average annual increase of 4.6%.

2009 U.S. Freight Transportation Market Share	Annual U.S. Trucking Revenue Growth by Segment

Source: ATA, represents percentage of revenue.	Source: ATA.

LTL carriers handle a large number of small shipments, that weigh approximately 1,000 pounds according to the ATA, for multiple shippers on a scheduled basis. LTL carriers manage a network of pickup and delivery, breakbulk and destination terminals and a staff of freight handlers, all of which contribute to a high fixed cost operating model with ongoing capital requirements. Furthermore, we believe their use of breakbulk terminals increases freight transit times and the risk of cargo damage. LTL carriers typically calculate rates based on the weight and size of shipments, distance shipped, and type of freight hauled, which is generally referred to as revenue per hundredweight. Because LTL carriers can transport multiple shipments in a single trailer and must maintain a high cost infrastructure, revenue per tractor is generally higher than that of truckload carriers. The ATA estimates that LTL industry revenue totaled $38.6 billion in 2009, representing 5.8% of domestic transportation revenue. The ATA expects that LTL carrier revenue will grow to $84.8 billion by 2021, representing an average annual increase of 6.8% from 2009 and will account for 7.5% of domestic transportation revenues in 2021, representing a 1.7% increase in market share as compared to 2009.

Truckload carriers typically utilize a driver, tractor and 53-foot trailer to transport a full load of freight from a shipper’s dock to its destination. Since truckload carriers are able to deliver freight point-to-point without rehandling, a fixed network of terminals is not required, which we believe results in lower fixed costs, greater operating flexibility and fewer damage claims as compared to LTL carriers. Truckload carriers can generally transport up to 40,000 pounds per load and typically calculate rates based on the number of miles required for delivery, the type of freight hauled and lane specific factors. According to the ATA, truckload carrier revenue totaled $246.2 billion in 2009, representing 37.0% of domestic transportation revenue. The ATA expects that truckload carrier revenue will grow to $432.5 billion by 2021, representing an average annual increase of 4.8% from 2009, and will account for 38.5% of total domestic transportation revenue by 2021, representing a 1.5% increase in market share as compared to 2009.

Although certain segments of the trucking industry have been consolidating, the market remains largely fragmented. According to 2008 data published by Transport Topics the ten largest for-hire truckload carriers are estimated to comprise approximately 5.3% of the total for-hire truckload market while the top ten LTL carriers accounted for 49.9% of the for-hire LTL market. We compete with thousands of other carriers, most of which operate fewer than 100 tractors. To a lesser extent, we compete with railroads, third-party logistics providers, and other transportation companies. The principal means of competition in our industry are service, the ability to provide capacity when and where needed, and price. In times of strong freight demand, service and capacity become increasingly important, and in times of weak freight demand pricing becomes increasingly important.

Due primarily to regional consumption and manufacturing patterns, certain freight lanes within the U.S. are directionally imbalanced. For instance, because the Northeast is a densely populated area where personal consumption levels exceed manufacturing output, significantly more freight is shipped into the region than out of the region. As a result, freight movements into the Northeast, or inbound shipments, generally command higher transportation rates than freight movements originating from the Northeast, or outbound shipments. The following graphic demonstrates the imbalance of rates per mile for truckload shipments that we believe provides us with a competitive advantage because we take advantage of the more attractive Northeast inbound rates for truckload shipments and avoid the less attractive Northeast outbound rates for truckload shipments:

Source: Truckloadrate.com.
Note: Rates for illustrative purposes only; represents an average of the trailing 12 months as of August 2010 (excluding fuel).

Demand for trucking services in the U.S. is primarily driven by overall economic activity, particularly manufacturing output, industrial production and consumer demand. There is a high correlation between real GDP growth and demand for trucking services. Generally, given the dependence of North American shippers on trucking as a primary means of transportation, truck tonnage is considered a leading indicator of economic activity. We believe that since 2002, two major economic cycles have occurred: the period from 2002 to 2006, characterized by economic expansion and growth in the trucking industry; and the recessionary period from 2007 to 2009, during which there was a global economic recession, major credit crisis and contraction in the trucking industry.

During the 2002 to 2006 expansionary period, strong economic fundamentals bolstered by high manufacturing output and consumer demand created a growth market for the trucking industry. Annual growth in real GDP and industrial production of approximately 2.9% and 2.3%, respectively, from 2002 to 2006 led to an annual increase in total truck tonnage of 2.3% over the same time period. In addition to steadily increasing freight volumes, industry pricing accelerated due primarily to equipment and driver capacity shortages. Increased truck tonnage combined with an improved pricing environment resulted in a steady increase in revenue for the trucking industry during the 2002 to 2006 period.

The global recession of 2007 to 2009 created a difficult trucking environment characterized by a reduction in freight demand and an excess supply of tractors, which led to a sharp decline in freight rates. During this time frame, real GDP and industrial production declined at compound annual growth rates of approximately 1.3% and 6.3%, respectively. As shown in the chart below, total truck tonnage increased 3.5% year-over year in the first quarter of 2008. As the global recession accelerated in the second half of 2008 and 2009, total truck tonnage declined sharply, demonstrated by year-over-year declines of 10.8%, 12.6% and 8.4% in the first, second and third quarters of 2009, respectively.

Beginning in the third quarter of 2009, the trucking industry has rebounded as U.S. manufacturing and industrial production have gradually increased and consumer demand has encouraged retailers to restock inventories. According to the U.S. Bureau of Economic Analysis, real GDP increased at an annualized rate of 5.0% in fourth quarter of 2009, 3.7% in the first quarter of 2010 and 1.6% in the second quarter of 2010. The International Monetary Fund expects real GDP to increase 3.3% in 2010. Similarly, according to the Federal Reserve, U.S. industrial production grew at an annualized rate of 1.6% in the fourth quarter of 2009 and 7.4% in the first quarter of 2010 and 6.5% in the second quarter of 2010. Manufacturers Alliance/MAPI Inc. expects industrial production to grow 6.0% in 2010.

The following chart illustrates the correlation of truck tonnage and real GDP:

Year-over-Year Change in Total Truck Tonnage and Real GDP

Source: ATA, U.S. Bureau of Economic Analysis.

Truck tonnage increases resulting from the 2002 to 2006 expansionary period encouraged many trucking carriers to increase the size of their fleets to meet an anticipated rise in demand. As shown in the chart below, retail sales of Class 8 tractors, which are tractors with a gross vehicle weight rating of over 33,000 pounds and include all tractors that haul trailers, averaged approximately 210,000 units annually over the five year period, which resulted in a historically high supply of tractors. In response to the decline in truck tonnage, new emissions standards and a challenging credit environment, orders for new tractors decreased precipitously during the 2007 to 2009 period. As a result of this significant capacity reduction, as shown in the charts below, the number of tractors fifteen years of age or younger, on an export-adjusted basis, or active tractors, has declined from 2.3 million in 2006 to an estimated 2.0 million in 2010, and the average fleet age has increased from 5.7 years in 2006 to 6.5 years in 2009, according to ACT Research, Co., LLC.

U.S. Class 8 Retail Sales and Fleet Age	Active Tractor Units

Source: ACT Research, Co., LLC.	Source: ACT Research, Co., LLC.

We believe that the recent improvement in economic conditions and resulting increase in truck freight demand coupled with several years of below-average tractor purchases, a large number of trucking company bankruptcies since 2007 and industry-wide driver capacity shortages will lead to a more favorable relationship between freight demand and industry-wide trucking capacity than we have experienced over the last three years. We believe that pressure on trucking capacity will continue to increase due to federal mandates requiring more costly engines and further restrictions of drivers’ hours-of-service. In addition, based on the recent decline in active tractors, we do not believe that new class 8 tractor production will be at levels necessary to replace aging tractors that will be taken out of service in the coming years.

Many shippers have accelerated their focus on quality improvement, order cycle time reductions, just-in-time inventory management and regional assembly and distribution methods We believe other emerging trends in the over-the-road transportation industry include the following:

•	Continued constraints on increases in truck capacity is creating opportunities for safe and reliable carriers to capture additional freight.

•	An increased reliance by shippers on a smaller base of core carriers.

•	A growing demand for customized services as more companies seek to reduce costs and improve returns without sacrificing service levels.

•	Increased outsourcing of non-core functions by shippers in an effort to redeploy resources.

BUSINESS

Overview

We are a growth-oriented motor carrier using a differentiated Load-to-Deliver operating model that we believe combines the higher revenue per tractor characteristics of an LTL carrier with the operating flexibility and lower fixed costs of a service-sensitive truckload carrier. We offer a full range of over-the-road transportation solutions to our customers, including customized, expedited, time-definite, dedicated and specialized LTL and truckload services. Our specialized services include the transportation of temperature-controlled and Hazmat freight. We believe our Load-to-Deliver operating model provides our customers with a breadth of transportation solutions that fits their time, service and price points and gives us a competitive advantage in sourcing freight. Specifically, we believe the flexibility of our Load-to-Deliver operating model allows us to accommodate a broad range of shipment sizes and freight for both regional and national accounts while providing shippers faster and more predictable transit times with reduced freight damage. As of June 30, 2010, our fleet consisted of 983 owned tractors and 2,114 owned or leased trailers, including 886 temperature-controlled trailers. Since 2002, we have grown total revenues at a compound annual growth rate of 21.7%. Over the same period our net income decreased from approximately $62,000 in 2002 to a net loss of $5.1 million in 2009. During the fiscal year ended December 31, 2009, we generated total revenues of $229.3 million, Adjusted EBITDA of $22.7 million and net loss of $5.1 million. For the six months ended June 30, 2010, we generated total revenues of $126.2 million, Adjusted EBITDA of $13.7 million and net loss of $10.3 million, which includes a $8.5 million non-cash charge related to a change in fair value of warrants.

We serve shippers throughout the continental United States and parts of Canada but focus primarily on the estimated $3.2 billion market for LTL freight originating in the Northeast and the estimated $8.4 billion market of inbound truckload freight back into the region, according to SJ Consulting Group, Inc. LTL services involve the consolidation and transport of freight from numerous shippers to multiple destinations on one vehicle and thus garner higher net revenue per tractor than truckload shipments. Truckload services involve the transport of a single shipper’s freight to a single destination. We manage our operations on a round-trip basis to maximize revenue per operating tractor by pursuing headhaul freight lanes for both our outbound and inbound trips. For the outbound portion of our round-trip, we generally deploy our local pickup fleet to gather LTL shipments throughout the Northeast that we build into linehaul loads at our Philadelphia metropolitan area LTL consolidation operations for delivery directly to recipients without rehandling. The cornerstone of our Load-to-Deliver operating model consists of delivering LTL shipments directly from a linehaul trailer to the recipient, eliminating the need for a network of costly and labor-intensive destination and breakbulk terminals typical of traditional LTL carriers. For the inbound portion of our round-trip, we generally transport truckload freight back to the Northeast to reposition our tractors and trailers near our consolidation operations.

The diagram below illustrates a hypothetical round-trip under our Load-to-Deliver operating model:

We believe our Load-to-Deliver operating model offers multiple solutions to our customers to address their transportation needs and manage their supply chains. We believe that we are able to provide our customers time-definite LTL services with lower cargo claims and fewer opportunities for delays because our Load-to-Deliver operating model requires fewer handlings per LTL shipment than a traditional LTL carrier. For example, for the year ended December 31, 2009, our claims ratio was 0.24% as compared to the average of 1.04% reported by the Transportation Loss Prevention and Security Association. We believe we can reduce a shipment’s transit time by up to 24 hours for every breakbulk terminal that our Load-to-Deliver operating model avoids while transporting our customers’ freight. In addition, we believe our customers value the ability to work with a flexible motor carrier that can service a broad spectrum of their transportation needs.

We believe our Load-to-Deliver operating model provides us with a competitive advantage in sourcing freight while enhancing utilization of our tractors and allowing us to operate more cost effectively. Our Load-to-Deliver operating model allows us to avoid the historically unfavorable pricing of truckload freight outbound from the Northeast and positions us to take advantage of higher priced truckload freight inbound to the Northeast, a densely populated, high consumption area. We believe our Load-to-Deliver operating model enables us to optimize the economics of a round-trip by combining two favorably priced headhauls (an outbound load of LTL shipments and an inbound truckload shipment) to maximize revenue per operating tractor. For example, based on the public filings of nine truckload carriers and truckload divisions of motor carriers that we reviewed in 2009 our net revenue per operating tractor per day of approximately $1,000 was significantly higher than the $500 to $700 per day of those truckload carriers and truckload divisions over the same period. In addition, because we generally deliver LTL freight directly from the trailer to the recipient, we do not need the capital investment and high-fixed cost structure that we believe are required to operate the numerous local delivery fleets, nationwide breakbulk and destination terminals and multiple staffs of freight handlers typically associated with our competitors. We believe our customers recognize the importance of having access to our temperature-controlled and Hazmat services. As a result, they will often use our services to transport non-specialized freight to retain access to these services.

We believe our Load-to-Deliver operating model is management intensive and difficult to replicate. We believe successful implementation of our business model requires professionals with experience in a Load-to-Deliver or comparable operating model at multiple levels of the organization. In particular, our business model requires a strong focus on outbound logistics, load planning, proprietary technologies and operating and marketing objectives as well as an ability to identify strategically located properties for expansion. Our Load-to-Deliver operating model and marketing efforts emphasize customer satisfaction and strategic partnership while simultaneously focusing on a disciplined approach to pricing and selectively pursuing freight that fits within our operating system. As an example of our management’s ability to identify freight that fits our system and freight lanes, in 2009 our percentage of empty miles was less than 4%, compared to an average of 27.6% and 13.4% among truckload and LTL carriers, respectively, according to data from the ATA.

History and Management Background

We were founded in 2000 as a New Jersey corporation by Harry Muhlschlegel, a transportation industry veteran, and began operating with 29 tractors from a 50,000 square foot facility in Glassboro, New Jersey. Since our founding, Mr. Muhlschlegel has been joined by several key members of the former Jevic management team and together they have continued to refine our Load-to-Deliver operating model in response to a changing transportation environment. Key milestones to our growth include:

•	2001: Introduced temperature-controlled service;

•	2002: Acquired Edward M. Rude Carrier Corporation, a West Virginia-based common carrier operating 22 tractors;

•	2002: Transferred operations to 100,000 square foot consolidation operation in Westampton, New Jersey;

•	2004: Expanded Westampton facility to 150,000 square feet;

•	2004: Total annual revenue first exceeded $100 million;

•	2006: Recapitalization with JCP Fund IV;

•	2006: Acquired Western Freightways, a Denver-based motor carrier operating 119 tractors in a business model similar to our Load-to-Deliver operating model;

•	2006: Launched brokerage operation;

•	2006: Total annual revenue first exceeded $150 million;

•	2007: Acquired P&P Transport, a New Jersey-based motor carrier operating 199 tractors;

•	2007: Total annual revenue first exceeded $200 million; and

•	2010: Leased 170,000 square foot facility in Delanco, New Jersey.

In 1981, Mr. Muhlschlegel founded Jevic and served as its chairman and chief executive officer. Mr. Muhlschlegel, together with his senior management team, pioneered an operating model similar to our Load-to-Deliver operating model.

Shortly after our founding, several members of the Jevic management team, including James Molinari and Brian Fitzpatrick, joined New Century and have been integral to our growth. Of our top 34 senior managers, 23 have worked together for an average of over 20 years specifically within the Load-to-Deliver or a comparable operating model.

Operating and Growth Strategy

We believe our experienced management team and our differentiated Load-to-Deliver operating model will allow us to capitalize on any volume growth from an economic recovery as well as key ongoing trends in the U.S. freight transportation industry. The following are the key components of our operating and growth strategy:

Build Freight Density in Existing System.

We believe we have growth opportunities in the estimated $3.2 billion outbound Northeast LTL market and the estimated $8.4 billion market of inbound truckload freight back into the region, according to SJ Consulting Group, Inc. The goal of our marketing and sales strategy is to increase our freight volumes and density in the Northeast by adding new customers and building new lanes with, and cross-selling our services to, existing customers. Despite the economic downturn, we have been able to grow our number of active customers 17% from 963 in 2007 to 1,129 in 2009. We believe we are well positioned to capture a greater percentage of our customers’ transportation spend. We offer a broad range of services to our customers, which gives us multiple opportunities to attract new customers and to cross-sell additional services to existing customers. During 2009, 23 of our top 25 customers by total revenue used both our LTL and truckload services, and more than half of our top 200 customers by total revenue have used our temperature-controlled services. For example, Crayola LLC, which started as a customer for our truckload services, has since expanded to use our LTL, temperature-controlled and expedited services. In addition, we believe that our operational flexibility will position us to take advantage of the growing trend of shippers who partner with a small base of core carriers for all of their shipping needs to improve their supply chain offering and reduce administrative burden. We have proactively prepared ourselves for increased freight volumes by leasing an approximately 170,000 square foot consolidation operation near our Westampton, New Jersey headquarters that will allow us to double the number of LTL shipments we can consolidate. As of June 30, 2010, we had 178 available tractors, or 18.1% of our current fleet, that we can place back into operation to meet growing demand for our services with no additional capital investment. We have designated the vast majority of these tractors as non-operating in response to reduced demand for our services and in an effort to preserve the economic life of our tractors. As of June 30, 2010, our other 805 tractors were available for delivering freight. Furthermore, any increase in our net revenue per shipment, which decreased 14.7% from $483 in 2008 to $412 in 2009, should improve our operating results.

Maintain Emphasis on Specialized Freight.

We have focused and intend to continue focusing on transporting specialized freight such as pharmaceuticals, chemicals and certain agricultural and horticultural products. For example, the percentage of our net revenues generated from pharmaceutical companies included among our 800 largest customers (excluding customers of our wholly-owned subsidiary Western Freightways) has more than doubled from 4.0% in 2006 to 9.5% in 2009. We believe that customers in these industries demand exceptional service and generally have less cyclical demands for freight delivery. In order to accommodate the needs of these customers, we will continue to emphasize the use of highly experienced drivers with the necessary certifications as well as specialized equipment. We believe that our 100% Hazmat certified driver workforce and ability to transport certain hazardous materials nationwide makes us a leading transportation provider for the chemical and pharmaceutical industries. Our fleet of temperature-controlled trailers has increased from 439 in 2005 to 886 as of June 30, 2010. Total revenues from the shipment of temperature-controlled freight have grown 52.3% annually from $9.6 million in 2005 to $51.9 million in 2009 and have increased from 6.9% of our total revenues in 2005 to 22.6% in 2009.

Focus on Tractor and Trailer Technology.

The technology programs for our tractors and trailers are key aspects of our operating model and our ability to deliver consistently high levels of customer service. Over the years, our management team has been an early adopter of technologies such as satellite tracking, self-lubricating chassis on both our tractors and trailers, auxiliary power units, automatic transmissions, vented mud flaps and super-single tires. We believe these technologies improve our fuel efficiency, extend the useful life of our tractors and enhance driver satisfaction. Most recently, in response to uncertainties in new engine designs, we have established a program to remanufacture existing engines. We have entered into this program with Caterpillar, Inc., which will provide a full warranty on the engine for unlimited miles for four years. We expect that remanufactured engines will allow us to use a tractor for up to an additional four years for approximately 25% of the cost of a new tractor, thereby enhancing free cash flow and improving our return on invested capital.

Continue to Focus on Operating Efficiency.

We are focused on implementing operational and financial improvements to increase asset productivity, accelerate earnings growth, enhance returns and improve our competitive position. To achieve these goals, our management has placed emphasis on optimizing freight mix, controlling costs and tightly managing our revenue generating equipment. For example, as a result of the prolonged decline in the general economy, we designated approximately 160 tractors as non-operating in 2009 and increased our reliance on purchased transportation for less profitable lanes. We employ management information systems, including messaging systems and freight optimization software, to improve shipment selection and maximize profitability. As an example of our management’s ability to identify freight that fits within our system and freight lanes, in 2009 our percentage of empty miles was less than 4.0%, compared to an average of 27.6% and 13.4% among truckload and LTL carriers, respectively, according to data from the ATA. In response to the industry-wide downturn in truck tonnage, we implemented initiatives that removed approximately $6.8 million of annual costs, including company-wide salary reductions, headcount reductions and terminating our 401(k) matching program. While certain of these cost saving initiatives will be reversed in an improving economic environment, we believe our less asset intensive operating model eliminates the need for a terminal network infrastructure and will allow us to continue to increase our Adjusted EBITDA margins with increasing truck tonnage and improvements in pricing of freight we transport. In addition, we implemented operating and load planning efficiency initiatives in the second half of 2009 that allowed us to transport 11.2% more shipments with 1.9% fewer operating tractors in the six months ended June 30, 2010 than in the six months ended June 30, 2009.

Recruit and Retain Experienced, Professional Drivers.

Our experienced, non-union drivers are critical to our operating model. We believe that the operational flexibility and safety track record of our drivers allow us to offer a variety of services and to compete for freight requiring premium service levels. Our driver turnover rate, which has ranged from 25% to 32% per year over the last four years, is significantly below the average turnover for truckload carriers of 83.9% during the same period, as estimated by the ATA. We believe that we will continue to be successful at recruiting and retaining skilled drivers because we promote a driver friendly environment. We believe that we provide attractive and comfortable equipment, direct communication with senior management and the flexibility to operate either as a single driver or as part of a two-person team. Our wages and benefits are based on an hourly rate or a rate per mile plus payments for completion of specific actions, such as each delivery stop made, and other incentives designed to encourage driver safety, retention and long-term employment. We believe that our drivers are compensated very competitively, allowing us to attract and retain qualified drivers who fit into our high service culture. We believe our driver friendly culture emanates from Mr. Muhlschlegel, our founder and Chief Executive Officer and a former driver, who has continually emphasized the importance of a stable, high quality driver force. We believe our driver friendly culture will be an increasing competitive advantage should the availability of drivers decrease in the future.

Pursue Selective Acquisitions.

The transportation and logistics industry is large and highly fragmented. Since our founding, we have acquired Edward M. Rude Carrier Corporation, Western Freightways and P&P Transport, each of which complemented and expanded our service offerings and fit our operating strategy of maximizing revenue per tractor on a round-trip basis. We will continue to explore other opportunities to acquire motor carriers and logistics service providers that would increase our scale and efficiency, expand our premium service offerings or enhance our customer base, although we do not have any current acquisition plans, proposals or understandings.

Load-to-Deliver Operating Model

We believe that our Load-to-Deliver operating model differentiates us from other trucking companies by combining the higher revenue per tractor characteristics of an LTL carrier with the operating flexibility and lower fixed costs of a service-sensitive truckload carrier. Our operating model also enables us to transport multiple smaller shipments similar to an LTL carrier together with the point-to-point, time-definite delivery of a typical truckload carrier. We believe that this operating model is substantially different from the traditional hub and spoke LTL model and enables us to avoid unfavorable pricing of truckload freight from the Northeast while capitalizing on the attractive truckload rates back into the region. We generally define an LTL shipment as a shipment that is less than 28,000 pounds or utilizes less than 28 linear feet on a trailer (although shipments of such size are larger and heavier than typical LTL shipments), whereas a truckload shipment is greater than or equal to 28,000 pounds.

We generally pick up freight within a 150 mile radius of our consolidation operations, which we refer to as our pickup dispatch zone. By contrast, we believe that a typical public LTL carrier operates 30 to 50 breakbulk and consolidation terminals to cover the same geography as our pickup dispatch zone which we have historically covered with one facility. The majority of our LTL shipments are already palletized, do not need to be touched and can be loaded and unloaded via forklift. On average, our typical LTL shipment weighs between 3,000 and 3,500 pounds, which enables us to assemble loads more quickly than traditional LTL carriers. We believe that our Westampton, New Jersey facility is larger in both square footage and total cubic area (due to higher ceilings) than most LTL facilities. As a result, we are able to handle LTL shipments that are larger and heavier than those transported by most LTL carriers and to stage freight for longer periods of time. LTL services constitute the primary outbound freight from our consolidation operations.

The graphic below illustrates our 2009 shipments by origination region:

The cornerstone of our Load-to-Deliver operating model consists of delivering LTL shipments directly from a linehaul trailer to recipients. Due to our lane density, we are able to combine and sequence shipments, primarily on 53-foot trailers, such that their final destinations are in close proximity to each other, thereby increasing our operating efficiency and asset utilization. The load planning function is a critical component of our Load-to-Deliver system. We believe that our load planning function is more sophisticated than that of a traditional LTL carrier because it entails sequential delivery directly from the linehaul trailer. In planning our outbound loads, we attempt to position our tractors and trailers so that the final LTL delivery stop is near the truckload shipment that will complete the round-trip to our consolidation operations, thereby minimizing empty miles. We believe our focus on sequential delivery directly from a linehaul trailer is different than the delivery process of either traditional LTL or truckload carriers who focus on either terminal-to-terminal or point-to-point routes, respectively. We employ 14 people in our load planning department who collectively have an average of 12.4 years of experience in planning loads under either the Load-to-Deliver or similar operating model.

The graphic below illustrates our 2009 shipments by destination region:

For the inbound portion of our round-trip, we generally transport truckload freight into the Northeast to reposition our tractors and trailers near our LTL consolidation operations in the Philadelphia metropolitan area. Our dispatchers arrange for the pickup and delivery of freight and coordinate the associated routing of our tractors and trailers to the freight’s final destination. Although we provide truckload services nationwide based on pricing and routing factors, we generally transport truckload freight from the Western and Southern areas of the United States to the Northeast to reposition our tractors and trailers near our Philadelphia metropolitan area LTL consolidation operations. We believe our Load-to-Deliver operating model also allows us to increase equipment utilization and avoid the unfavorable pricing of truckload freight outbound from the Northeast and positions us to take advantage of higher priced truckload freight inbound to the Northeast, which is a densely populated, high consumption area where consumption levels significantly exceed output levels. As a result of this imbalance, truckload rates for Northeast inbound freight typically are greater than the rates for Northeast outbound freight. The following graphic demonstrates the imbalance of rates per mile for truckload shipments that we believe provides us with a competitive advantage because we take advantage of the more attractive Northeast inbound rates for truckload shipments and avoid the less attractive Northeast outbound rates for truckload shipments:

Source: Truckloadrate.com.

Note:	Rates for illustrative purposes only, represents an average of the trailing 12 months as of August 2010 (excluding fuel)

Benefits of the Load-to-Deliver Operating Model to Our Customers

•	Improved Transit Time. We provide our customers with faster transit times with fewer opportunities for delays of their LTL freight deliveries. We believe this gives us a competitive advantage over traditional LTL carriers. For example, we can transport LTL freight from Philadelphia, Pennsylvania to Dallas, Texas in two days without stopping at a breakbulk hub given our point to point delivery model, while the same shipment traveling through a traditional hub and spoke LTL network would likely take three days because of the need to unload and reload the freight at several breakbulk hubs en route.

•	Lower Cargo Claims. We provide our customers time-definite LTL services with lower cargo claims than a traditional LTL carrier since our Load-to-Deliver operating model requires fewer handlings per LTL shipment. For example, for the year ended December 31, 2009, our claims ratio was 0.24%, as compared to the average of 1.04% reported by the Transportation Loss Prevention and Security Association.

•	Core Carrier with Operational Flexibility to Ship All Types of Freight. We provide our customers with the flexibility to handle a wide range of shipment sizes, weights and types of freight that we believe is not typically provided by a typical LTL or truckload carrier. We believe our customers value the ability to work with a flexible motor carrier that can service a broad spectrum of their transportation needs.

Benefits of the Load-to-Deliver Operating Model to Us

•	Optimized Round-Trip Economics. We believe that our Load-to-Deliver operating model allows us to increase equipment utilization and avoid the unfavorable pricing of truckload freight outbound from the Northeast and positions us to take advantage of higher priced truckload freight inbound to the Northeast. We believe our Load-to-Deliver operating model enables us to optimize the economics of a round-trip by combining two favorably priced headhauls (an outbound LTL shipment and an inbound truckload shipment) to maximize revenue per operating tractor. For example, based on the public filings of 9 truckload carriers and truckload divisions of motor carriers that we reviewed, in 2009 our net revenue per operating tractor per day of approximately $1,000 was significantly higher than the $500 to $700 per day of those truckload carriers and truckload divisions over the same period.

•	Right Sized Fixed Cost Infrastructure. We believe that we operate a less asset intensive operating model. Since we generally deliver LTL freight directly from the trailer, we do not have the capital investment and high-fixed cost structure required to operate the numerous local delivery fleets, nationwide breakbulk and destination terminals and multiple staffs of freight handlers and load planners, typically associated with our LTL competitors. We have a higher percentage of variable costs than a typical LTL carrier and are better positioned to scale our operations to operate through economic downturns while still maintaining significant operating leverage to expand margins in an economic upturn. For example, based on the public filings of seven LTL carriers that we reviewed, our Adjusted EBITDA margin in 2009 of 9.9% was significantly higher than the average EBITDA margin of those LTL carriers.

•	Ability to Cross-Sell Multiple Services to Customers. We offer a broad range of services to our customers, which gives us multiple opportunities to attract new customers and to cross-sell additional services to existing customers. For example, Crayola LLC, which started as a customer for our truckload services, has since expanded to use our LTL, temperature-controlled and expedited services. In addition, we believe that our operational flexibility positions us well to take advantage of the growing trend of shippers partnering with a small base of core carriers for all of their shipping needs. We believe our customers recognize the importance of having access to our temperature-controlled and Hazmat services. As a result, they will often use our services to transport non-specialized freight to retain access to these services.

Our Services

We offer a full range of over-the-road transportation solutions to our customers, including customized, expedited, time-definite, dedicated and specialized LTL and truckload services. We regularly expand our service offerings to meet our customers’ evolving freight requirements so that we are able to address all of their over-the-road shipment needs. We provide our customers with the flexibility to handle a wide range of shipment sizes, weights and types of freight not typically provided by a traditional LTL or truckload carrier. In addition, we provide these services over a broad range of distances ranging from 15 to 3,000 miles. We believe our ability to transport multiple types of freight over multiple distances differentiates us from our competitors.

Expedited Services

As of June 30, 2010, we had 230 drivers working together in 115 teams of two, which enables us to move a shipment of freight almost continuously across the country while allowing the drivers to remain in compliance with applicable work regulations, particularly hours of service restrictions. The use of these teams, the members of which always work together, enables us to offer expedited LTL and truckload services nationwide, and we can often guarantee delivery of a shipment from the Northeast to West coast destinations within three business days.

Temperature-Controlled Services

For LTL and truckload freight, we offer our customers temperature-controlled services. Temperature-controlled services consist of both heated service for customers whose freight must be protected from freezing during winter months and refrigerated service for customers whose freight must be maintained at a cold or constant temperature. Customers typically requiring temperature-controlled trailers include those in the food, chemical and pharmaceutical industries. We typically receive an accessorial charge related to our temperature-controlled services. Our fleet of temperature-controlled trailers, most of which provide both heating and refrigeration capability, has increased from 439 in 2005 to 886 as of June 30, 2010. Total revenues from the shipment of temperature-controlled freight have grown 52.3% annually from $9.6 million in 2005 to $51.9 million in 2009 and have increased from 6.9% of our total revenues in 2005 to 22.6% in 2009. Management believes that we are among the largest providers of temperature-controlled transportation services in the Northeast.

Hazardous Materials Services

We believe that our 100% Hazmat certified driver workforce and ability to transport certain hazardous materials nationwide makes us a leading transportation provider for the chemical and pharmaceutical industries. We typically receive an accessorial charge related to our Hazmat services. The percentage of total revenues from the transportation of Hazmat freight has increased from 9.0% in 2007 to 10.3% in 2009.

Dedicated Services

We offer dedicated truckload services, which provide exclusive use of equipment and offer tailored solutions under long-term contracts. Dedicated truckload service allows us to provide trucking solutions to meet specific customer needs.

Brokerage Services

We offer LTL and truckload brokerage services to supplement our core services. This provides us with the ability to service our customers’ freight whose economic and/or logistical considerations do not fit within our network as well as to offer capacity to meet seasonal demands. In addition, our brokerage operation enhances our ability to identify attractive freight for the Northeast inbound portion of our round-trip. In the year ended December 31, 2009, less than 1% of our revenues were derived from brokerage services.

Warehousing Services

We offer warehousing services at our operations facilities in the Philadelphia metropolitan area. We can offer temperature-controlled warehousing services, which allows us to store temperature sensitive shipments, including chemicals and pharmaceuticals, for extended periods of time. Our warehousing facilities provide our customers with a flexible solution for short-term and fluctuating space requirements. We provide warehousing services to customers for which we also provide transportation services.

Tractors and Trailers and Associated Maintenance

We evaluate equipment decisions based on factors including cost, useful life, warranty terms, technological advances, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support and resale value. We typically operate well-maintained equipment with uniform specifications to minimize our spare parts inventory, streamline our maintenance program and simplify driver training. As of June 30, 2010, our fleet consisted of 983 company-owned tractors, 1,900 company-owned trailers and 214 leased trailers. As of June 30, 2010, the average age of our owned tractors and trailers was approximately 5.0 and 6.8 years, respectively. The major operating systems of most of our tractors are covered by manufacturers’ warranties for between 300,000 to 750,000 miles, and most of our trailers are covered by manufacturers’ warranties for 60 months. The following table outlines certain information regarding our fleet as of June 30, 2010.

	Tractors	Trailers
Model year	Owned	Owned	Leased	Total

2011	1	0	0	0
2010	0	0	0	0
2009	5	6	0	6
2008	1	118	80	198
2007	470	227	125	352
2006	265	235	0	235
2005	109	392	0	392
2004	9	240	0	240
2003	8	115	0	115
2002	14	18	6	24
2001	42	144	3	147
2000	20	156	0	156
Prior to 2000	39	247	0	247
Unavailable	0	2	0	2

Total	983	1,900	214	2,114

Freightliner and Kenworth manufacture most of our tractors. Operating a well-maintained fleet allows us to minimize repairs and service interruptions. The age and various attributes of our fleet also enhance our ability to attract drivers, increase fuel economy, minimize breakdowns and allow us to take advantage of advanced aerodynamics, speed management and idle controls. Over the years, our management team has been an early adopter of tractor and trailer technologies such as satellite tracking, self-lubricating chassis on both our tractors and trailers, auxiliary power units, automatic transmissions, vented mud flaps and super-single tires. We believe these technologies also improve our fuel efficiency, extend the useful life of our tractors and enhance driver satisfaction. We have also regulated the maximum speed of our tractors to decrease fuel consumption and increase safety.

Our current linehaul tractor trade-in cycle ranges from approximately 36 months to 60 months, depending on equipment type and usage, although we expect this cycle to be delayed as a result of our engine remanufacturing program. We regularly monitor our tractor trade-in cycle based on maintenance costs, capital requirements, costs of new and used tractors and other factors. We do not have any agreement with tractor or trailer manufacturers pursuant to which they have agreed to repurchase the tractors or trailers or guarantee a residual value. We therefore could incur losses upon disposition if resale values of used tractors or trailers decline.

We adhere to a comprehensive maintenance program during the life of our equipment and perform most routine servicing and repairs at our facilities in the Philadelphia metropolitan area to reduce costly on-road repairs and out-of-route trips. Most recently, in response to uncertainties in new engine designs, we have established a program to remanufacture existing engines. We have entered into this program with Caterpillar, Inc., which will provide a full warranty on the engine for unlimited miles for four years.

We expect that remanufactured engines will allow us to use a tractor for up to an additional four years for approximately 25% of the cost of a new tractor, thereby enhancing free cash flow and improving our return on invested capital. In addition, in 2009 we designated approximately 160 tractors as non-operating, which delays maintenance expenses related to those tractors, and reduced our maintenance expenses for the year ended December 31, 2009. We do not expect that these non-operating tractors will otherwise have a material impact on current or future maintenance needs.

Most of our trailers are equipped with air ride suspensions and anti-lock brakes. As of June 30, 2010, 886 of our trailers were equipped with temperature-controlled units that provide heating and refrigeration capability. We use a combination of 28, 48 and 53 foot trailers, which we believe allows us greater flexibility in the scheduling and dispatch of both LTL and truckload shipments.

Drivers

As of June 30, 2010, we employed 974 non-union, Hazmat certified drivers, which provides us with maximum flexibility in the types of freight we can transport. The recruitment, training and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety record, road test evaluations, driving experience and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. New hires, who are required to be at least 23 years of age and have two years of experience, undergo an orientation program to introduce them to our Load-to-Deliver operating model. We meet with our drivers periodically to carefully evaluate performance and discuss any current concerns. We believe that our stringent selection criteria for drivers and our regular training courses are an important factor in our safety record. Senior management is actively involved in the selection of new drivers.

We believe our driver friendly culture emanates from Mr. Muhlschlegel, our founder and Chief Executive Officer and a former driver, who has continually emphasized the importance of a stable, high quality driver force. We believe that we provide attractive and comfortable equipment, direct communication with senior management, wages and benefits at the high end of market range that are based on an hourly rate or a rate per mile plus payments for completion of specific actions, such as each delivery stop made, and other incentives designed to encourage driver safety, retention and long-term employment. In addition, our Load-to-Deliver operating model maximizes the amount of time our drivers are able to spend at home relative to truckload drivers because they frequently return to our Philadelphia area consolidation operations and, to a much more limited extent, our Denver facility to begin the next outbound trip. Drivers receive cash awards for providing superior service and developing satisfactory safety records. We also offer drivers the ability to work in teams of two, which allows us to move shipments almost continuously across the United States while allowing drivers to remain in compliance with applicable work regulations. As of June 30, 2010, we had 230 drivers working in 115 teams of two, the members of which always work together. We typically recruit drivers who have experience driving for truckload carriers. Our driver turnover rate, which has ranged from 25% to 32% per year over the last four years, is significantly below the average turnover for truckload carriers of 83.9% during the same period, as estimated by the ATA.

Driver shortages have historically been a significant capacity constraint for both LTL and truckload carriers. The Council of Supply Chain Management Professionals projects that driver shortages will increase due to factors including aging driver demographics and the regulatory environment to which drivers are subject. We expect that we will be required to increase wages paid to our drivers as the driver shortage increases, and we cannot assure you that we will be able to pass along any wage increases to our customers. We expect that this shortage of qualified drivers will result in increased competition for such drivers, particularly those with Hazmat certifications, and that our ability to operate the tractors that we have currently designated as non-operating will be constrained by the current availability of drivers. We believe our driver friendly culture will be an increasing competitive advantage should the availability of drivers decrease in the future.

Purchased Transportation

In certain instances, we utilize purchased transportation supplied by third-party local and national trucking carriers under non-exclusive contractual arrangements to deliver freight. The purchased transportation provider will either pick up freight, which typically has already been consolidated into a full trailer load, at our facility or one of our tractors will deliver the freight to the third-party’s facility, in these cases primarily for local delivery to the recipient. For example, we will drop off a non-time sensitive portion of a LTL shipment with a purchased transportation provider who will then arrange for delivery to our customers. In certain markets in which we have high shipment volumes, we have established relationships with preferred purchased transportation providers that offer us discounted fees due to the volume of our shipments.

The use of purchased transportation provides flexibility to our operations and enables us to avoid lanes with insufficient volumes to meet our round-trip profitability requirements, cover periods of peak capacity demand and to take advantage of attractive rates in the purchased transportation market, such as during 2009. In addition, the use of third-party carriers for certain of our deliveries allows us to cost effectively deliver our customers freight while reducing wear and tear on, and preserving the life of, our tractors and trailers. The amount of purchased transportation we utilize varies period to period depending on market conditions and truck tonnage. As a result of the prolonged decline in the general economy, we increased our reliance on purchased transportation for less profitable lanes in 2009, which contributed to a temporary increase in our operating expenses as a percentage of total revenues. In the year ended December 31, 2009 and the six months ended June 30, 2010, purchased transportation expenses represented approximately 6.2% and 6.9% of our total revenues, respectively. We expect that our reliance on purchased transportation will peak in 2010 and decrease in the second half of 2010 as we hire additional drivers and redeploy tractors presently designated as non-operating.

Employees

As of June 30, 2010 and December 31, 2009, 2008 and 2007, we had 1,573, 1,519, 1,513 and 1,558 total employees, respectively, including drivers. Our non-driver employees permit us to centrally support services such as maintenance, warehousing, load planning, accounting, information technology, marketing, human resource support, credit and claims management and carrier services. None of our employees is covered by a collective bargaining agreement. We believe that our relationship with our employees is strong. The following table details our employees by function as of the dates indicated below:

	As of December 31,			As of June 30,
	2007	2008	2009	2010

Drivers	992	972	941	974
Administrative and Senior Management	193	193	200	194
Warehouse	153	141	153	160
Maintenance	72	74	94	96
Operations, including Load Planning	97	89	86	105
Sales and Marketing	51	44	45	44

Sales and Marketing

We operate a sales force of approximately 40 people who cover regional markets and an additional 4 sales people who cover our national accounts. Our sales force includes corporate account executives, account executives, sales managers, inside sales representatives, commission sales representatives and dispatchers. Our average salesperson has more than five years of experience working for us. We compensate our sales force with both a base salary and a bonus based on monthly LTL and truckload shipment performance targets. Our salespersons are conversant in cross-selling all of our transportation services, including customized, expedited, time-definite and specialized LTL and truckload services.

We typically market to shippers that value our superior customer service, including our ability to transport temperature-controlled and Hazmat freight and to provide time-definite delivery, as opposed to shippers that base transportation decisions solely on price.

In marketing and selling our services, these individuals seek to improve our asset productivity by pursuing freight that allows for rapid turnaround times, minimizes non-revenues miles between loads and provides us with competitive rates, balance lanes and improve the reliability of our delivery schedule. Our salespersons work with customers to reduce their transportation costs, inventory carrying costs, handling costs, loss and damage claims and information processing costs.

We utilize a computerized freight-costing model to determine the price level at which a particular shipment of freight will be profitable. This function is overseen by our pricing department, which works closely with our salespersons to provide price quotes in a timely fashion. We typically modify elements of this model to simulate actual conditions under which freight will be shipped. We believe that our technology-driven pricing model provides us with a competitive advantage when competing for spot market freight.

We also routinely compete for business by participating in bid solicitations with various shippers. Shippers generally solicit bids for relatively large numbers of shipments for a period of one to two years and typically choose to enter into contractual arrangements with a limited number of motor carriers based upon price and service.

Our senior management team reviews all new potential customers and evaluates whether the proposed arrangements satisfy our revenue and asset productivity requirements. We also regularly review our existing customer base and modify or terminate relationships that no longer satisfy our requirements.

Customers

We have a large, stable and diverse base of customers built around our Load-to-Deliver operating model with whom we work closely to develop customized transportation solutions. In 2009, we served approximately 1,100 active customers for whom we transported at least 50 shipments. Of our top 200 customers by total revenue in 2007, we continued to provide services to approximately 90% in 2009. We believe this high level of retention throughout the economic downturn and the fact that we have increased our active customers by 17% from 963 in 2007 to 1,129 in 2009 exemplifies the value proposition we provide to our customers and positions us for growth. In 2009, our 25 largest customers accounted for 34.8% of our total revenues and included Air Products and Chemicals, Inc., Arkema Inc., Cardinal Health, Inc., Crayola LLC, The Dow Chemical Company, International Flavors and Fragrances, Inc., Leveraged Execution Providers (a third party logistics provider to McDonald’s Corporation), Mercedes-Benz USA and Teva Pharmaceutical Industries Ltd. Our customer base is heavily weighted toward industrial, chemical, pharmaceutical, agricultural and food companies, unlike many other trucking companies for which retail customers are a large component. We specifically target these customers because they have less cyclical and more consistent shipping needs in the freight lanes we prefer and are willing to appropriately compensate us for the high level of service we provide. Further, we believe our customer base is well positioned for an industrial-led economic recovery.

Our customers have stringent shipping requirements and tend to be subject to increasing regulation of the products they produce and market. Our Load-to-Deliver operating model and marketing efforts emphasize customer satisfaction and strategic partnership while simultaneously focusing on disciplined freight selectivity and pricing. We target customers who are able to generate high transportation volumes in the geographic markets we cover, allowing us to build significant traffic lane density with predictable volumes. We also seek customers whose freight requires special equipment or handling, as this freight typically commands premium rates for transportation of temperature-controlled and Hazmat freight and time-definite delivery. Due to our specialized service offerings and equipment, we believe we are well-positioned to serve such customers.

The following chart shows the breakdown of 2009 total revenues from our top 800 customers by the industry in which those customers operate.

We believe that as a strategic partner and highly regarded carrier we are able to bid on certain new routes before most other carriers and may be selected for such routes even where we are not the lowest cost provider. In addition, we believe that these awards enhance our ability to attract new customers.

Fuel

We actively manage our fuel costs by purchasing fuel in bulk for storage at our Westampton, New Jersey, Denver, Colorado, Spartanburg, South Carolina and Willingboro, New Jersey facilities and have volume purchasing arrangements with national fuel centers that allow our drivers to purchase fuel at a discount to advertised rates while in transit. To help further reduce fuel consumption, we installed auxiliary power units in our company-owned tractors during 2007 and 2008. These units reduce fuel consumption by providing quiet climate control and electrical power for our drivers without idling the tractor engine. We have also regulated the maximum speed of our tractors to decrease fuel consumption and increase safety.

In addition to operating a fuel efficient fleet, we further manage our exposure to changes in fuel prices through fuel surcharge programs with our customers. We have historically been able to pass through a significant portion of long-term increases in fuel prices and related taxes to customers in the form of fuel surcharges. These fuel surcharges, which adjust with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase, excluding non-revenues miles, out-of-route miles or fuel used while the tractor is idling. As of June 30, 2010, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Competition

We compete in the domestic trucking industry, which is a part of the broader commercial transportation industry. The trucking industry is extremely competitive and highly fragmented. We believe that we compete, and expect to continue to compete, with a variety of local, regional, inter-regional and national LTL, truckload and private fleet motor carriers of varying sizes and, to a lesser extent, with brokerage companies, railroads and air freight carriers, many of whom have greater financial resources, have larger freight capacity and larger customer bases than we do. We compete with numerous motor carriers for LTL shipments, including A. Duie Pyle, Arkansas Best Corporation, Con-way, Inc., FedEx Corporation, New England Motor Freight, Old Dominion Freight Line, Inc. and YRC Worldwide Inc. For truckload shipments, our primary competitors include Heartland Express, Inc., JB

Hunt Transportation Services, Knight Transportation, Inc., Swift Transportation Co., Inc. and Werner Enterprises, Inc.

We believe that the principal competitive factors in our business are service, price and the availability and configuration of equipment that meets a variety of customers’ needs. We also compete with other motor carriers for the services of drivers. We believe that we are able to compete effectively in our markets by providing consistently high quality and timely-service at competitive prices.

We believe that there are substantial aspects of our operations that restrict the ability of competitors to adopt our Load-to-Deliver operating model. Traditional LTL and truckload carriers can efficiently handle freight that is compatible with their respective operating systems but typically do not have the flexibility to accommodate a wide range of shipment size and delivery options. Small LTL carriers typically lack the necessary critical mass, freight density and capital to adopt such a system, while large LTL carriers tend to have a high fixed cost infrastructure, which results in an inability to focus on specific types of freight, such as large shipment sizes, and results in smaller average shipment size and a greater number of deliveries per trailer than we typically make. Large LTL carriers typically operate breakbulk facilities that are smaller than our Philadelphia metropolitan area consolidation operations and therefore are not configured to handle only large LTL freight shipments. Also, certain large LTL carriers with whom we compete have unionized workforces operating under contracts that do not provide sufficient flexibility to implement a Load-to-Deliver operating model. Truckload carriers lack a system to accommodate both multiple pick ups and multiple deliveries and would require a substantial capital investment to build the necessary terminals and significantly larger sales forces. Additionally, the Load-to-Deliver operating model requires high quality drivers who are willing to make LTL deliveries and sophisticated operating and management information systems, which we have developed internally over an extended period of years.

Seasonality

Our revenues are subject to seasonal variations. We believe that our customers tend to reduce shipments in the first calendar quarter for a variety of reasons, including holidays, demand for their products and overall economic conditions. Our operating expenses as a percentage of total revenues also tend to be higher in the winter months, primarily due to inclement weather and the associated costs of decreased fuel economy and transit delays. Generally, revenues in the first quarter and fourth quarters are the weakest while the second and third quarters are the strongest. We believe our ability to offer specialized services moderates seasonal variations by allowing us to transport freight during winter and summer months that require temperature-controlled services.

Technology

We believe that our use of proven technologies enhances our efficiency and provide us with competitive service advantages. Over the years, our management team has been an early adopter of tractor and trailer technologies such as satellite tracking, self-lubricating chassis on both our tractors and trailers, auxiliary power units, automatic transmissions, vented mud flaps and super-single tires. We believe these technologies also improve our fuel efficiency, extend the useful life of our tractors and enhance driver satisfaction. We believe our technology programs assist us in minimizing our percentage of empty miles, which was less than 4% in 2009.

Through this technology, we provide better and more timely information to our customers, improve our operating efficiency and controls and more effectively leverage our resources. Examples of the technologies we employ include:

•	Satellite-based tracking and messaging that allow us to communicate with our drivers, obtain load position updates, provide our customers with freight visibility and enable us to download engine operating information, such as fuel mileage and idling time;

•	Freight optimization software that aids us in selecting loads that match our overall criteria, including lane density, pickup and delivery density and load factor;

•	Automated bill rating system that enables us to price both LTL and truckload rates and generate our daily invoices in the same system without manual intervention;

•	Web-based, electronic data interchange and internet communication with customers concerning freight tendering, invoices, shipment status and other relevant information; and

•	Document imaging software that scans documents, including bills of lading and delivery receipts, onto compact disks, which are then available for use company-wide.

We believe that our technology systems enhance the productivity of our back office teams. We regularly evaluate our technology systems to ensure that they are sufficient to satisfy our needs and those of our customers.

Properties

Our principal consolidation operations in Westampton, New Jersey and Delanco, New Jersey are strategically located along the Northeast corridor adjacent to Interstates 95 and 295. From these locations, we can make deliveries to major freight markets from New England to the Southeast within one day and to the Midwest within two days. We also lease warehouse, terminal facilities and equipment maintenance facilities in Delanco, New Jersey; Pennsauken, New Jersey; Spartanburg, South Carolina; Denver, Colorado; and Willingboro, New Jersey. We also lease properties for equipment storage space in various locations, including Kensington, Connecticut; Fremont, Indiana; St. Joseph, Michigan; Brentwood, New York; Dayton, New Jersey; Pennsauken, New Jersey; Charlotte, North Carolina; and Petersburg, Virginia.

Information regarding our principal facilities appears in the following table:

		Square	Current Lease
Location	Property Function	Footage	Expiration	Renewal Term
45 East Park Drive Westampton, New Jersey	Consolidation facility, bulk fuel storage and headquarters	150,000	April 30, 2011	Option for two 5-year renewals
600 Creek Road Delanco, New Jersey	Consolidation facility, equipment maintenance facility and administration	172,100	May 31, 2012	Option for one 2-year and one 3-year renewal
9285 Commerce Highway Pennsauken, New Jersey	Offices	17,900	March 31, 2015	Option for two 5-year renewals
2771 Fairforest Clevedale Spartanburg, South Carolina	Trucking terminal, freight warehouse, bulk fuel storage and office	17,500	April 30, 2011	Option for two 1-year renewals
6540 N. Washington Street Denver, Colorado	Consolidation facility, equipment maintenance facility bulk fuel storage and offices	40,260	November 30, 2012	Option for one 3-year renewal
48 Ironside Court Willingboro, New Jersey	Equipment maintenance facility, parking lot, bulk fuel storage and offices	40,000	April 30, 2011	Option for two 5-year renewals
49 Ironside Court Willingboro, New Jersey	Warehouse facility, driver training center	84,000	April 30, 2011	Option for two 5-year renewals

Regulation

The federal government substantially deregulated the transportation industry following the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization of 1994 and the ICC Termination Act of 1995. Prices and services are now largely free of regulatory controls, although individual states may require compliance with safety and insurance requirements. As an interstate motor carrier, we also remain subject to regulatory controls imposed by agencies within the DOT, including the Federal Motor Carrier Safety Administration, such as safety, insurance and bonding requirements.

We are subject to the hours of service regulations issued by the Federal Motor Carrier Safety Administration. Under the current rules, drivers are allowed 11 hours of driving time within a 14-hour, non-extendable period from the start of the work day. This driving time must follow 10 consecutive hours of off-duty time. In addition, calculation of the on-duty time limits of 70 hours in eight days restarts after the driver has had at least 34 hours of off-duty time. In October 2009, the Federal Motor Carrier Safety Administration entered into a settlement agreement with Public Citizen and other parties that had filed suit asserting that the current rules are not stringent enough. Under this settlement, the Federal Motor Carrier Safety Administration has submitted a new proposed hours of service rule and has agreed to publish a final rule by July 2011.

Our business is also subject to changes in legislation and regulations, which can affect our operations and those of our competitors. For example, beginning November 30, 2010, the Federal Motor Carrier Safety Administration will begin to implement the CSA nationwide, which requires rating individual driver safety performance, including all driver violations, over 3-year time periods. However, Colorado fully implemented CSA in July 2010 and New Jersey is expected to do so prior to the nationwide rollout in November 2010. CSA is an initiative designed by the Federal Motor Carrier Safety Administration to improve large truck and bus safety and ultimately reduce commercial motor vehicle-related crashes, injuries and fatalities. Prior to these regulations, under the Safety Status Measurement System, only carriers were rated by the DOT, and the rating included out-of-service violations and ticketed offenses associated with out-of-service violations. The CSA system changes the safety evaluation process for all motor carriers and enables the DOT to regulate individual drivers to make driver safety performance history more transparent to law enforcement and motor carriers.

In January 2010, the Federal Motor Carrier Safety Administration issued regulatory guidance prohibiting the use of electronic devices for texting while driving a commercial motor vehicle on public roads in interstate commerce. This guidance expressly notes that it is not intended to prohibit the use of electronic dispatching tools and fleet management systems.

The DOT requires drivers to obtain commercial drivers’ licenses and also requires that we maintain a drug and alcohol testing program in accordance with DOT regulations. Our program includes pre-employment, random and post-accident drug testing. We are authorized by the DOT to haul hazardous materials. We require all of our drivers to have the proper Hazmat endorsements and to be regularly trained as prescribed by DOT regulations. The Transportation Security Administration has adopted regulations that require determination by the agency that each driver who applies for or renews his or her license for carrying Hazmat materials is not a security threat.

We are also subject to regulations to combat terrorism imposed by the Department of Homeland Security, including Customs and Border Protection agencies, and other agencies.

Our failure to comply with the laws and regulations to which we are subject could result in substantial fines or revocation of our permits or licenses or change in our safety rating.

Environmental Matters

Our operations and properties are subject to extensive U.S. federal, state and local and Canadian environmental protection and health and safety laws, regulations and permits. These environmental laws govern, among other things, the generation, storage, handling, transportation, treatment, disposal and release of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees.

Environmental laws and regulations are complex, change frequently and have tended to become stricter over time. There can be no assurance that violations of environmental laws will not be identified or occur in the future, or that environmental laws or permits will not change in a manner that could impose material costs on us. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of and were not responsible for such contamination. In addition, as a transporter and handler of hazardous materials, we are potentially subject to strict, joint and several liability for investigating and remediating spills and other environmental releases of these substances. Third parties may also make claims against us for personal injuries, property damage and damage to natural resources associated with the presence or release of hazardous materials. Although we have not incurred and do not currently anticipate any material liabilities in connection with these environmental laws, we may be required to make expenditures for environmental remediation in the future.

The EPA issued regulations that required progressive reductions in exhaust emissions from diesel engines through model year 2010, and there are similar state and local regulations regarding emissions. These regulations generally required reductions in the sulfur content of on-road diesel fuel beginning in June 2006, the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with model year 2007, and reduced nitrogen and non-methane hydrocarbon emissions to be phased in between model years 2007 and 2010. These regulations have resulted in higher prices for tractors and diesel engines and increased fuel and maintenance costs, and we cannot assure you that continued increases in pricing or costs will not have a material adverse effect on our business, financial condition and results of operations.

On January 16, 2009, the EPA adopted a waiver that enabled California to phase in restrictions on TRU emissions over several years. The TRU Airborne Toxic Control Measure will require companies that operate TRUs within California to meet certain emissions in-use performance standards. The California regulations apply not only to California intrastate carriers, but also to carriers outside of California who wish to enter the state with TRUs. We have complied with the first compliance deadline of December 31, 2009 that applied to model year 2002 and older TRU engines, and the next compliance deadline of December 31, 2010 applies to model year 2003 TRU engines. California also required the registration of all California-based TRUs by July 31, 2009, a process we have completed for our trailers that transport freight within California. These regulations will require us to retrofit or replace our TRUs that enter California or we would be required to reduce or eliminate transport in California, which currently represents only a small portion of our business.

California has also recently adopted regulations to improve the fuel efficiency of certain tractors within the state. The operators of tractors and trailers subject to these regulations must use U.S. EPA SmartWay certified tractors and trailers, or retrofit their existing fleet with SmartWay verified technologies that have been demonstrated to meet or exceed certain fuel savings percentages. Enforcement of these regulations for 2011 model year equipment began in January 2010 and will be phased in over several years for older equipment. We are currently evaluating our options for meeting these requirements. Based on currently available information, we do not expect these costs to be material to us.

There is an increased regulatory focus on climate change and greenhouse gas emissions in the United States. Existing or future federal, state or local greenhouse gas emission legislation or regulation could adversely impact our business. In addition to possible increased fuel costs and other direct expenses, there could be a decreased demand for our services if such legislation or regulation causes our customers to reduce product output or to elect different modes of transportation. In addition, any customer initiatives requiring limitations on the emission of greenhouse gases could increase our future capital, or other, expenditures, for example by requiring additional emissions controls, and have a material adverse impact on our business, financial condition and results of operations.

Safety

We are committed to a high level of safety in all of our operations and have implemented a team approach to risk management that builds in loss control at the earliest stages. We provide our employees with the equipment and training required to do their jobs safely and efficiently and retrain on a periodic basis to reinforce leading safety techniques. We employ safety personnel to administer our safety programs and utilize technology to assist us in managing risks associated with our business. In addition, we have a recognition program for driver safety performance and maintain a safety bonus program. We believe our selective driver recruiting, extensive training programs, the regulation of the maximum speed at which our tractors can travel and emphasis on a safety-conscious culture help us to maintain low levels of claims relative to the broader trucking industry. In 2009, our claims and insurance as a percentage of our total revenues were 2.2%. We are a member of the Transportation Community Awareness Emergency Response (Trans(AER)) and the Council on the Safe Transportation of Hazardous Articles (COSTHA), and we are an American Chemistry Council (ACC) Responsible Care Partner. In addition, we received our Responsible Care Management System (RCMS) Certification in 2009 for LTL and truckload services, including temperature-controlled and Hazmat freight.

Insurance

We currently self-insure for losses relating from physical damage to our fleet of tractors. We maintain $25.0 million of general and automobile liability coverage. We also maintain $500,000 of insurance coverage per trailer for cargo damage claims. In addition to vehicle liability, general liability and cargo claim coverage, our insurance policies also cover other standard industry risks related to workers’ compensation and other property and casualty risks. We believe our insurance coverage is comparable in terms and amount of coverage to other companies in our industry and maintain insurance reserves for anticipated losses and expenses. We also believe that we have a favorable history of workers’ compensation claims, and for the last three years we have been in the top tenth percentile of workers’ compensation experience modification rating in New Jersey.

Litigation

We are routinely a party to litigation incidental to our business, primarily relating to accidents, claims for workers’ compensation or for personal injury and property damage incurred in the transportation of freight. We believe that the outcome of such actions will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of          , 2010.

Name	Age	Position

Harry Muhlschlegel	63	Chairman and Chief Executive Officer
James Molinari	59	President and Director
Brian Fitzpatrick	50	Chief Financial Officer and Secretary
Jerry Shields	51	Senior Vice President, Operations
James J. Dowling	64	Director
David S. Harris	50	Director
Samuel H. Jones, Jr.	77	Director
Paul Leand	44	Director
Seth E. Wilson	40	Director

Set forth below is a brief description of the business experience of each of our directors and executive officers as well as certain key employees who, although not in policy-making positions, are important to the management of our business:

Harry Muhlschlegel is our founder and has served as our Chairman and Chief Executive Officer since 2000. Mr. Muhlschlegel served as the Chairman and Chief Executive Officer of Jevic from its founding in 1982 until it was sold to Yellow Corporation in 1999. Mr. Muhlschlegel also served in the United States Marine Corps. We believe that Mr. Muhlschlegel’s experience as a driver, business owner and executive in the trucking industry coupled with his in-depth understanding of our Load-to-Deliver operating model provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board and our management team regarding operational, strategic and management issues as well as general industry trends.

James Molinari has served as the President of New Century since 2000 and has served as a Director since January 2009. Prior to his current position, he served as Vice President of Business Development for Jevic, where he was responsible for new account development and marketing to existing customers. Prior to joining Jevic, Mr. Molinari held several senior operations and sales management roles in various LTL and truckload companies. We believe that Mr. Molinari’s experience as an executive in the trucking industry and his knowledge of the trucking industry generally provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board regarding operational and management issues as well as general industry trends.

Brian Fitzpatrick has served as our Chief Financial Officer and Secretary since 2002 and as a Director from 2006 to 2010. From 2000 to 2002, Mr. Fitzpatrick served as Chief Financial Officer for Nexi Communications, an outsourced information technology and internet services provider headquartered in Princeton, New Jersey. From 1993 to 2000, Mr. Fitzpatrick was the Chief Financial Officer of Jevic. From 1982 to 1993, Mr. Fitzpatrick held various commercial banking positions. Mr. Fitzpatrick received a B.S. in Finance and Economics from Susquehanna University and an M.B.A. from Monmouth University.

Jerry Shields has served as our Senior Vice President, Operations since 2006. In that position, he has direct responsibility for daily operations of LTL freight movement. From 2000 to 2006, he served as our Vice President, Operations. From 1987 to 2000, Mr. Shields held various senior operational positions with Jevic, including Eastern Regional Vice President for Operations and Vice President of Linehaul Operations.

James J. Dowling has served as a Director since 2006. Mr. Dowling is a Managing Director of Jefferies Capital Partners and has been employed by Jefferies Capital Partners since 2002. From 1984 until 2002, Mr. Dowling was a senior securities research analyst specializing in the transportation industry, a portfolio manager and an investment banker with Furman Selz LLC and its successors. From 1969 to 1984, Mr. Dowling was a securities research analyst with Shearson American Express and its predecessors. Mr. Dowling serves on the boards of directors of R&R Trucking Holdings, LLC and Aurora Trailer Holdings LLC and is chairman of K-Sea General Partner GP LLC, the general partner of the general partner of K-Sea Transportation Partners L.P. We believe Mr. Dowling’s experience advising portfolio companies of Jefferies Capital Partners and evaluating the financial performance and operations of companies in the transportation industry provide him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight regarding financing and strategic issues. Mr. Dowling received his B.S. and M.B.A. degrees from Fairleigh Dickinson University.

David S. Harris has served as a director since 2010. Since 2004, Mr. Harris has served as a director of Steiner Leisure Limited and Rex American Resources Corporation. He has served as President of Grant Capital, Inc., a private investment company, since January 2002. Mr. Harris served as a Managing Director of Tri-Artisan Partners, LLC, a private merchant banking firm engaged in investment banking and principal investment activities, from January 2005 to June 2006. From May 2001 until December 2001, Mr. Harris served as a Managing Director in the investment banking division of ABN Amro Securities LLC. From September 1997 until May 2001, Mr. Harris served as a Managing Director and Sector Head of the Retail, Consumer and Leisure Group of ING Barings LLC, a financial institution. From 1986 to 1997, Mr. Harris served in various capacities as a member of the investment banking group of Furman Selz LLC, which was acquired by ING Barings LLC in September 1997. Mr. Harris is a director of Rex Stores Corporation, which engages in the production and sale of ethanol and leases real estate properties. We believe Mr. Harris’ experience as an investment banker and in evaluating the financial prospects of companies provide him with the necessary skills to serve as a member or our board of directors and enable him to provide valuable insight to the board regarding financial and investor relations issues. Mr. Harris received a B.S. in Accounting and Finance from Rider University and an M.B.A. from Columbia University.

Samuel H. Jones, Jr. has served as a director since 2010. Since 2001, Mr. Jones has served as a consultant to S-J Transportation Co., Inc., a company specializing in the transportation of industrial waste nationwide and in two Canadian provinces. Mr. Jones has also served as President of S-J Venture Capital Company since 1991. From 1971 to 2002, Mr. Jones was President of S-J Transportation Co. In addition to serving as director of Jevic from 1997 to 1999, Mr. Jones’ board experience includes serving as a director of Rowan University Tech Park since 2003, serving as Chairman and Trustee of Fogg Enterprises since 1998, serving as a director of Viewpoint, Inc. from 1999 to 2008, serving on the Foundation Board of Salem County Community College from 1997 to 2010 and serving as a director of Salem County Utility Authority from 1980 to 2006. We believe Mr. Jones’ experience as a trucking industry executive provides him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board regarding transportation industry practices and trends.

Paul Leand has served as a director of since 2010. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry and also serves on the board of directors of Ship Finance International Limited and SeaCo Ltd. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. We believe Mr. Leand’s experience as an investment banker in the transportation industry provides him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board regarding financial planning issues. Mr. Leand received a B.S. in Business Administration from Boston University.

Seth E. Wilson has served as a Director since 2006. Mr. Wilson is a Managing Director of Jefferies Capital Partners and has been employed by Jefferies Capital Partners and its predecessor since 1994. From 1992 until 1994, Mr. Wilson was employed in the Investment Banking Division of Furman Selz LLC. Mr. Wilson currently serves on the boards of directors of R&R Trucking Holdings, LLC, Aurora Trailer Holdings LLC and EW Transportation LLC (formerly K-Sea Transportation LLC) and has previously served on the boards of directors of Arnold Transportation Services, Inc. and IDB Carriers (BVI) Ltd. We believe Mr. Wilson’s experience advising portfolio companies of Jefferies Capital Partners and service with the boards of directors of other transportation companies provide him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight regarding financing issues and the general industry outlook for the transportation industry. Mr. Wilson received an A.B. from Harvard University and an M.B.A. from the Stanford University Graduate School of Business.

Key Employees

The following table sets forth certain information with respect to our key employees, other than our executive officers, as of          , 2010.

Name	Age	Position

William Hunter	50	Senior Vice President, Sales
Richard Luhrs	63	Senior Vice President, Corporate Development
Linda Adams	47	Vice President of Traffic and Pricing
Vince Devine	45	Vice President and Controller
Kevin Long	44	Vice President of Risk Management
Timothy Munns	52	Treasurer

Set forth below is a brief description of the business experience of each of our key employees who, although not in policy-making positions, are important to the management of our business:

William Hunter has served as our Senior Vice President, Sales since 2003 and is currently responsible for daily management of all of our regional and national accounts. He initially joined New Century in 2001 as Regional Vice President of Sales. From 1994 to 2001, Mr. Hunter was the Director of Regional Sales for the Philadelphia metropolitan area for Jevic. Before joining Jevic, Mr. Hunter was employed in various sales capacities with ABF Freight System, Inc. and Consolidated Freightways Corporation. Mr. Hunter received a B.S. from St. Josephs University.

Richard Luhrs has served as our Senior Vice President, Corporate Development since 2006. In that role he assists the leadership team in enhancing overall operational processes and identifying and reviewing acquisition opportunities. From 1999 to 2006, Mr. Luhrs was employed as a Senior Vice President and Group Executive within the Shevell Group of Companies, L.L.C., a privately-held LTL carrier, with overall profit and loss responsibilities for three of its four operating companies. From 1990 to 1999, Mr. Luhrs was a co-founder and partner of Titan Express, a Northeast LTL carrier. From 1971 to 1990, Mr. Luhrs was a founder and partner of Management Methods, Inc., a management consulting firm providing services to the transportation industry. Prior to founding Management Methods, he was employed by Interdata Systems Inc. as a Project Manager with responsibility for designing and implementing productivity and routing systems for large trucking clients, prior to which, he worked at APA Transport Corp., a regional LTL carrier, as a staff engineer working to develop driver and platform productivity systems.

Linda Adams has served as our Vice President, Traffic and Pricing since 2000. From 1992 to 2000, Ms. Adams held various positions at Jevic, ultimately serving as Director of Pricing and Traffic. From 1982 to 1992, she served in various positions at Central Transport, ultimately serving as a regional sales associate within its New Jersey market. Ms. Adams received a Bachelors of General Studies from Oakland University and an M.B.A. from Rider University.

Vince Devine has served as our Vice President and Controller since 2007. He served as our Assistant Controller and Director of Financial Reporting from 2005 to 2007. From 2002 to 2005, Mr. Devine served as the Assistant Controller at Applied Extrusion Technologies, Inc. From 1992 to 2002, Mr. Devine served in a variety of positions at Foamex International, Inc., ultimately serving as Regional Manufacturing Controller. Earlier in his career, he was as an internal auditor at IMO Industries, Inc. from 1989 to 1992 and a Staff Auditor at Coopers & Lybrand from 1987 to 1989. Mr. Devine received a B.S. in Accounting from Widener University and is a Certified Public Accountant.

Kevin Long currently serves as our Vice President, Risk Management and has been employed by us since 2002. From 1993 to 2002, Mr. Long served as Director of Risk Management at Jevic. From 1991 to 1993, Mr. Long served at National Freight, Inc., ultimately serving as Insurance Supervisor. Mr. Long received a B.A. in Business from Widener University.

Timothy Munns has served as our Treasurer since 2008. He initially joined us as our Director of Finance in 2007. Mr. Munns served as the Chief Financial Officer of P&P Transport from 1998 to 2007. From 1989 to 1998, Mr. Munns was Vice President of Commercial Lending at the PNC Financial Services Group. Mr. Munns received a B.A. in Accounting from Temple University and a M.S. in Taxation from Widener University.

Board Composition

Our board of directors will consist of seven members. The board has determined that Mr. Harris, Mr. Jones and Mr. Leand are deemed “independent” for the purposes of the corporate governance rules and regulations of The Nasdaq Stock Market. Within 90 days of our listing on the Nasdaq Global Market, a majority of the members of our committees will be required to be independent, and within one year of our listing on the Nasdaq Global Market, a majority of our full board of directors and all of the members of our committees will be required to be independent for purposes of the corporate governance rules and regulations of The Nasdaq Stock Market.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Mr. Leand and Mr. Molinari, and their terms will expire at the annual general meeting of shareholders to be held in 2011;

•	The Class II directors will be Mr. Harris, Mr. Jones and Mr. Wilson, and their terms will expire at the annual general meeting of shareholders to be held in 2012; and

•	The Class III directors will be Mr. Dowling and Mr. Muhlschlegel, and their terms will expire at the annual general meeting of shareholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Our board of directors plans to establish the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will oversee our corporate accounting and financial reporting processes. Among other matters, the audit committee will evaluate the independent auditors’ qualifications, independence and performance; determine the engagement of the independent auditors; review and approve the scope of the annual audit and the audit fee; discuss with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approve the retention of the independent auditors to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent auditors on the New Century engagement team as required by law; review our critical accounting policies and estimates; oversee our internal audit function; review related party transactions; and annually review the audit committee charter and the committee’s performance. All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. Our board will determine that one of the members of the audit committee is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The Nasdaq Stock Market. Within one year of our listing on the Nasdaq Global Market, all of the members of the audit committee will be required to be independent directors as defined under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and The Nasdaq Stock Market.

Compensation Committee

Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. The compensation committee will review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives and set the compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Within one year of our listing on the Nasdaq Global Market, all of the members of our compensation committee will be required to be independent under the applicable rules and regulations of the SEC, The Nasdaq Stock Market and the Code.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Potential candidates will be discussed by the entire board, and director nominees will be subject to the approval of the independent members of the board. Within one year of our listing on the Nasdaq Global Market, our nominating and corporate governance committee will be required to be composed exclusively of directors who are independent under the applicable rules and regulations of The Nasdaq Stock Market.

The nominating and corporate governance committee will consider nominees to the board of directors recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a director at a meeting of shareholders must deliver written notice to our corporate secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a shareholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the board of directors, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

Code of Ethics

We have adopted a written code of business conduct and ethics, known as our code of conduct, which applies to all of our directors, officers, and employees, including our Chief Executive Officer and our Chief Financial Officer. Our code of conduct is available at www.nctrans.com. Our code of conduct may also be obtained by contacting investor relations at (609) 265-1110. Any amendments to our code of conduct or waivers from the provisions of the code for our Chief Executive Officer and our Chief Financial Officer will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee who will continue to serve on the compensation committee after completion of this offering is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. None of our executive officers was a director of another entity where one of that entity’s executive officers served on our compensation committee, and none of our executive officers served on the compensation committee or the board of directors of another entity where one of that entity’s executive officers served as a director on our board of directors.

Board Leadership Structure and Management Oversight

The board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The board understands that there is no single, generally accepted approach to providing board leadership and that board leadership structure may vary as circumstances warrant. Our board of directors has determined that having a combined Chairman and Chief Executive Officer, an independent lead director and independent members and chairs for each of the committees of our board of directors provides the best board leadership structure for us at this time. We believe that having Mr. Muhlschlegel serve as both Chairman and Chief Executive Officer demonstrates to our employees, customers, strategic partners and other stakeholders that we are under strong leadership, and Mr. Muhlschlegel has primary responsibility for managing our operations. He has led our company since its founding, is a recognized leader in the transportation industry and has the skills necessary to serve as our Chairman. Our Chairman is responsible for:

•	setting the agenda for and chairing meetings of the board of directors; and

•	providing information to directors in advance of each meeting and as necessary between meetings.

Upon completion of this offering, we will also establish a lead director who will be elected annually by the independent members of the board of directors. Our lead director will be responsible for:

•	chairing meetings of the board of directors when the Chairman is not present, including presiding at all executive sessions of the board of directors (without management present) at all regularly scheduled meetings of the board of directors;

•	working with management to determine the information and materials provided to directors;

•	approving the agenda, schedules and other information provided to the board of directors; and

•	serving as a liaison between the Chairman and the independent directors.

Our lead director will also consult with the Chairman regularly on other matters that are pertinent to the board of directors and is able to call meetings of the independent directors. Our board of directors believes that the lead director will make valuable contributions to our company, including monitoring the performance of the board of directors, helping directors reach consensus, coordinating the work of the committees of the board of directors and ensuring and supporting effective shareholder communications.

Our board of directors believes that this structure will create an effective balance between strong, capable leadership and appropriate oversight by non-employee directors.

Subject to active oversight by the board of directors, our management is primarily responsible for managing the risks we face in the ordinary course of operating our business. Our board of directors receives operations and strategic presentations from management, which presentations include discussions of the principal risks to our business. In addition, in connection with this offering, the board of directors will delegate certain risk oversight functions to each of its committees. The Audit Committee will assist the board of directors in the management of our system of disclosure controls and procedures and our internal controls over financial reporting. The Compensation Committee will assist the board of directors in risk oversight functions related to our compensation policies and programs and employee retention issues. The Nominating and Corporate Governance Committee will assist the board of directors in risk oversight functions related to important compliance matters, including periodic reviews of the Code of Ethics and Code of Business Conduct to ensure compliance with applicable securities laws and regulations and stock market rules. We believe that this leadership structure enhances our efficiency in fulfilling our oversight functions with respect to our business and facilitates division of risk management oversight responsibilities among the full board of directors, each of its committees and our management team.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation program, together with a description of the material factors underlying the decisions which resulted in the compensation provided in 2009 to our Chief Executive Officer, Chief Financial Officer, President and Senior Vice President, Operations (collectively, the “named executive officers”), as presented in the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objective of Compensation Policy

The objective of the Company’s compensation policy is to provide a total compensation package to each of the named executive officers that will enable the Company to:

•	attract, motivate and retain high-quality executive officers in a competitive market for talent who will contribute to the advancement of our strategic, operational and financial goals; and

•	provide for long-term incentives that will closely align the financial interests of our named executive officers with the interests of our shareholders and that encourage long-term service and loyalty.

In pursing these objectives, we use a mix of four main elements of compensation, which are each described in detail below in “— Elements of Compensation.” The Company’s compensation philosophy places a strong emphasis on “pay for performance.” Accordingly, a significant portion of total executive compensation reflects a risk aspect and is tied to the achievement of specific strategic, operational and financial goals. Our practice has been, and following our initial public offering is expected to continue to be, to use the components of our executive compensation program to directly tie the total amount of executive compensation to the creation of long-term shareholder value and to achieve a total compensation level appropriate for our size, financial performance and industry. In pursuing these goals, we offer an opportunity for greater overall compensation in the event of superior Company performance, matched with the prospect of lower overall compensation in the event that the Company’s performance does not meet expectations.

Our philosophy is to base a greater percentage of each employee’s compensation on Company performance as the employee becomes more senior, with a significant portion of total named executive officer compensation to be directly tied to the achievement of Company performance goals. We believe that this philosophy is appropriate because the performance of our named executive officers is more likely to have a direct impact on the Company’s achievement of strategic, operational and financial goals, as well as on shareholder value. However, the Company does provide base salary and perquisites at levels that it believes are competitive in order to ensure that we will be able to attract and retain high-caliber executive officers.

Process for Setting Total Compensation

Prior to this offering, the compensation paid to our named executive officers was generally determined in accordance with their employment agreements, which were entered into through negotiation with Jefferies Capital Partners in connection with our 2006 recapitalization. The compensation set forth in these employment agreements was set at levels consistent with the compensation paid to each of our named executive officers prior to our recapitalization and was approved by Jefferies Capital Partners. Since these employment agreements were entered into, our board of directors has periodically reviewed the total compensation of our named executive officers and the mix of the components used to compensate those officers in light of their responsibilities and performance, as well as the performance of the Company, to ensure that each named executive officer’s compensation remains at an appropriate level. Following this offering, the compensation paid to our named executive officers is expected to generally be determined in accordance with their new employment agreements, which were entered into on August 10, 2010. These employment agreements are described in detail below in “— Employment Agreements and Potential Payments upon Termination or Change in Control.” In addition, in connection with this offering, our board of directors will appoint an independent compensation committee to determine matters of executive compensation.

Historically, our board of directors has reviewed the total compensation of our named executive officers and the mix of components used to compensate those officers on an annual basis. In determining the total amount and mix of the components of executive compensation, our board of directors strives to create incentives and rewards for performance consistent with our short-term and long-term objectives. In determining the total amount and mix of short-term and long-term compensation and the portion of each named executive officer’s income that should be at risk, our board of directors assesses each named executive officer’s overall contribution to our business, scope of responsibilities, historical compensation and performance. Our board of directors has not assigned a fixed weighting among each of the compensation components. Individual performance is evaluated based on the named executive officer’s expertise, leadership, ethics and personal performance against goals and objectives that are established by our board of directors in consultation with our named executive officers. Each named executive officer’s ownership interest in the Company is also factored into determining annual executive compensation.

Our board of directors has not engaged a compensation consultant, or otherwise used compensation studies or benchmarking, in setting the compensation of our named executive officers. Instead, compensation decisions are made by our board of directors as a whole after taking into account input from each member of the board, including our chairman and chief executive officer Harry Muhlschlegel. These decisions are based on the collective business experience of our board of directors and are not based on a formulaic or other non-subjective approach. Following our initial public offering, our compensation committee may, from time to time as it sees fit, retain third-party executive compensation specialists in connection with determining executive compensation and establishing compensation policies.

Elements of Compensation

Our compensation program for our named executive officers consists of the following elements, each of which is described in greater detail below:

•	base salary;

•	annual performance-based cash incentive awards;

•	long-term equity-incentive awards; and

•	perquisites and other benefits.

Base Salary

The base salaries that we pay our named executive officers are determined in accordance with their employment agreements. Pursuant to their employment agreements, Messrs. Muhlschlegel, Molinari, Fitzpatrick and Shields are entitled to receive base salaries of $367,744, $367,744, $367,744 and $207,992, respectively. In addition, each named executive officer’s base salary automatically increases annually based on the increase in the Consumer Price Index for the region covering New Jersey, as reported in the Bureau of Labor Statistics of the U.S. Department of Labor. A named executive officer’s base salary also may be subject to additional increases at the discretion of our board of directors. Factors that our board of directors may take into account in determining whether to increase a named executive officer’s base salary include, but are not limited to, (i) individual performance and the level of responsibility and complexity of the named executive officer’s position with the Company; (ii) the amount of the named executive officer’s salary in relation to our other named executive officers; (iii) our overall performance and achievements; and (iv) the then prevailing economic and business conditions affecting the Company. In addition, in order to provide our board of directors with flexibility during industry downturns, each of our named executive officers’ base salaries may be unilaterally reduced by up to 5% if the reduction applies to all employees at the “director” level and above or by up to 10% if the reduction applies to all employees at the “managerial” level and above. Such reduction may be instituted no more than one time during any three year period. The Company believes that the base salary that we pay our named executive officers is a key element in being able to attract and retain high-quality executive officers.

In recognition of the recent economic downturn in the United States and Canada, our named executive officers agreed to waive their automatic salary increases during 2009 and 2010. In addition, in August 2009, Messrs. Muhlschlegel, Molinari and Fitzpatrick each entered into an agreement with us to voluntarily reduce his base salary by 10% and Mr. Shields entered into an agreement with us to voluntarily reduce his base salary by 5%, in each case, for a period of 12 months. Messrs. Muhlschlegel, Molinari and Fitzpatrick agreed to a larger base salary reduction than Mr. Shields due to their higher overall compensation and greater responsibilities with respect to the Company. As the result of these reductions, each of Messrs. Muhlschlegel’s, Molinari’s and Fitzpatrick’s annual base salary was reduced from $367,744 to $330,970 and Mr. Shields’ annual base salary was reduced from $207,992 to $197,592. In addition, in July 2010, each of Messrs. Muhlschlegel, Molinari, Fitzpatrick and Shields agreed to extend his base salary reduction through December 31, 2010. These base salary reductions are reflected in the named executive officers’ new employment agreements.

Annual Performance-Based Cash Incentive Awards

The Company believes that annual cash bonuses are an appropriate way to reward our named executive officers for superior Company performance and to align the interests of our named executive officers with our shareholders by tying a portion of their compensation to company and individual performance goals. Prior to this offering, annual cash bonuses were generally based on the Company’s achievement of specified levels of EBITDA (excluding gains on the sale of equipment in the ordinary course of business). In calculating the Company’s EBITDA for purposes of determining bonuses, our board of directors maintained the discretion to include or exclude the impact of changes in accounting principles and the occurrence of extraordinary or unusual events, such as acquisitions.

Each named executive officer’s bonus opportunity is determined pursuant to his employment agreement with the Company. Prior to this offering, (i) Mr. Muhlschlegel had a bonus opportunity of 50%, 25% and 10% of base salary, depending on achievement of EBITDA goals, (ii) Messrs. Molinari and Fitzpatrick each had a bonus opportunity of 40%, 20% and 10% of base salary, depending on achievement of EBITDA goals, and (iii) Mr. Shields had a bonus opportunity of 30%, 15% and 10% of base salary, depending on achievement of EBITDA goals. The differences in the level of bonus opportunities were due to the varying levels of duties and responsibilities of our named executive officers.

Prior to this offering, in the event that the Company achieved 100% of its EBITDA goal, the named executive officers were entitled to receive a bonus of 50% of base salary, in the case of Mr. Muhlschlegel, 40% of base salary, in the case of Messrs. Molinari and Fitzpatrick, or 30% of base salary, in the case of Mr. Shields. In the event that the Company achieved 95% or more, but less than 100%, of its EBITDA goal, the named executive officers were entitled to receive a bonus of 25% of base salary, in the case of Mr. Muhlschlegel, 20% of base salary, in the case of Messrs. Molinari and Fitzpatrick, or 15% of base salary, in the case of Mr. Shields. In the event that the Company achieved 90% or more, but less than 95%, of its EBITDA goal, the named executive officers were entitled to receive a bonus of 10% of base salary. If the Company did not achieve at least 90% of its EBITDA goal, the named executive officers were not entitled to receive any bonus. In addition, if the Company achieved EBITDA in excess of its goal, our board of directors, in its sole discretion, could elect to award bonuses to our named executive officers in excess of their maximum bonus opportunity. Factors that our board of directors considered in awarding an additional bonus if more than 100% of EBITDA was achieved included overall market conditions and individual contributions towards the success of the Company.

Prior to this offering, target EBITDA was generally determined by our board of directors in the beginning of the relevant year based on our future financial projections, as well as our past financial results. With respect to 2009, prior to setting any performance goals, our board of directors determined, in consultation with our named executive officers, that no bonuses would be paid to the named executive officers with respect to 2009, regardless of Company or individual performance. This decision was made by our board of directors and named executive officers in recognition of the economic downturn in the United States and Canada and its impact on the transportation business generally. Accordingly, no performance targets were established for 2009.

Following this offering, pursuant to their new employment agreements, our named executive officers will be entitled to earn an annual discretionary bonus. These bonuses may be based on (i) individual performance, (ii) the Company’s (a) total revenue, (b) EBITDA (with such adjustments as our board of directors determines to be appropriate), (c) earnings per share, (d) operating ratio or (e) return on invested capital and/or (iii) such other measures as determined by our board of directors in its sole discretion. Each named executive officer will have a target bonus opportunity of 40% of base salary, which represents a decrease from a 50% target bonus opportunity for Mr. Muhlschlegel and an increase from a 30% target bonus opportunity for Mr. Shields. The changes in target bonus opportunity for Messrs. Muhlschlegel and Shields were made because our board of directors determined that it would be appropriate for each named executive officer to have the same target bonus opportunity following this offering.

After the final determination of each named executive officer’s bonus amount, bonuses will either be paid currently to the named executive officer in cash or, upon a previously made election by the named executive officer, will be deferred to his account under the New Century Transportation, Inc. Executive SERP Plan (the “SERP”), as described below in “— Perquisites and Other Benefits.”

Long-Term Equity Incentive Awards

Our long-term equity incentive program is designed to (i) attract key employees, (ii) encourage long-term retention of key employees, (iii) enable us to recognize efforts put forth by key employees who contribute to our development and (iv) align the interests of our key employees with our shareholders by tying a portion of their compensation to company performance. Through this program, we encourage long-term service and loyalty to the Company by fostering an employee ownership culture. Prior to our recapitalization, equity-based awards were granted by our board of directors under the New Century Transportation, Inc. Amended and Restated Equity Incentive Plan, or the Equity Incentive Plan. In connection with our recapitalization, the Company ceased granting awards under the Equity Incentive Plan and adopted the New Century Transportation, Inc. 2006 Stock Incentive Plan, or the 2006 Stock Plan. On          , 2010, our shareholders and board of directors approved the New Century Transportation Inc. Stock Incentive Plan, or the Stock Incentive Plan. In connection with the adoption of the Stock Incentive Plan, both the 2006 Stock Plan and the Equity Incentive Plan were terminated, provided that the terms of such plans will continue to govern outstanding awards granted under such plans. A summary of the terms of the Stock Incentive Plan, the 2006 Stock Plan and the Equity Incentive Plan is set forth below in “— Equity Compensation Plan Information.”

Our board of directors periodically reviews each named executive officer’s ownership interest in the Company to ensure that our named executive officers’ interests are aligned with our shareholders’ interests. Since our 2006 recapitalization, each of our named executive officers has maintained a significant ownership interest in the Company. As a result, our board of directors has determined that additional equity grants to our named executive officers have not been necessary. Accordingly, our named executive officers have not been granted equity-based awards under the 2006 Stock Plan, except for the automatic restricted stock grants made as of January 1, 2010, as described below.

In connection with our 2006 recapitalization, certain of our employees, including all of our named executive officers, agreed to the imposition of certain forfeiture restrictions on shares, and options to purchase shares, of the Company’s common stock that they already owned (the “Restricted Shares”).

These restrictions were placed on the Restricted Shares to ensure the continued employment of our named executive officers following our recapitalization, as well as to ensure that our named executive officers maintain a significant ownership stake in the Company. Under the terms of the Restricted Share agreements, the restrictions applicable to the Restricted Shares held by the named executive officers as of our 2006 recapitalization will lapse upon the earlier of (i) July 1, 2011, (ii) the occurrence of a public offering or (iii) the first anniversary of an approved sale (in all cases, provided that the named executive officer’s employment with the Company has not been terminated for cause or by the named executive officer due to a voluntary resignation).

In the event that any Restricted Shares are forfeited, the forfeited Restricted Shares will be automatically regranted under the 2006 Stock Plan (in the form of restricted shares of Company common stock) to each individual who owns, and has not forfeited, Restricted Shares based on the number of Restricted Shares owned by such individual as of our 2006 recapitalization in relation to the total number of Restricted Shares outstanding as of our 2006 recapitalization (other than Restricted Shares held by terminated employees). Pursuant to an amendment to the Restricted Share agreements entered into with each of our named executive officers in June 2010, any shares that are so granted will become vested upon the earlier of (i) the 16 month anniversary of a public offering, (ii) an approved sale in which the consideration received by the Company’s shareholders is primarily cash or (iii) the first anniversary of an approved sale in which the consideration received by the Company’s shareholders is not primarily cash, in each case, provided that the named executive officer’s employment with the Company has not been terminated for cause or by the named executive officer due to a voluntary resignation. These amendments had the effect of changing the vesting date in connection with a public offering from the date of such public offering to the 16 month anniversary of such public offering and were made in order to ensure our named executive officers continued employment following a public offering.

Because an individual who held Restricted Shares ceased employment with the Company on December 31, 2009, Messrs. Muhlschlegel, Molinari, Fitzpatrick and Shields received additional automatic grants under the 2006 Stock Plan of          ,          ,     and           restricted shares of our common stock, respectively, as of January 1, 2010.

For purposes of the Restricted Shares and the shares of our common stock granted in respect of the forfeiture of Restricted Shares, (i) an “approved sale” is generally defined as a sale of the Company, including in one or more series of related transactions, to another party or group of parties (including a transaction to recapitalize or form a holding company of the Company) pursuant to which such party or parties acquire (a) a majority of the Company’s common stock (whether by merger, consolidation, sale, transfer or otherwise) or (b) all or substantially all of the Company’s consolidated assets and (ii) a “public offering” is generally defined as a successfully completed firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in respect of the offer and sale of shares of the Company’s common stock resulting in aggregate net proceeds to the Company and any shareholder selling shares of the Company’s common stock in such offering of not less than $40,000,000. The Company’s initial public offering is expected to constitute a “public offering” for purposes of the Restricted Shares.

Perquisites and Other Benefits

Each of our named executive officers is eligible to participate in our general employee benefit programs, including medical, dental, life insurance and disability coverage. In addition, Messrs. Muhlschlegel, Molinari and Fitzpatrick are each entitled to receive a monthly car allowance of $1,750 and Mr. Shields is entitled to receive a monthly car allowance of $1,200. The Company views car allowances as a meaningful benefit to our named executive officers who are required to travel by car in the performance of their duties for the Company.

Our named executive officers are also eligible to participate, along with our other employees, in the New Century Transportation, Inc. 401(k) Plan (the “401(k) Plan”). Pursuant to the terms of the 401(k) Plan, each eligible employee may defer up to 75% of his or her compensation (subject to the applicable

IRS limits) and the Company will make matching contributions at the rate of 25% of the first 6% of compensation contributed to the 401(k) Plan by an employee. However, effective March 2009, because of the recent economic downturn, the Company suspended all matching contributions under the 401(k) Plan. Company matching contributions are 100% vested at all times. Company contributions made to the named executive officers under the 401(k) Plan during 2009 are shown in the “All Other Compensation” column of the Summary Compensation Table.

In addition, our named executive officers are eligible to participate in our SERP. The SERP is a non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation in excess of the IRS limits on deferrals that apply to tax-qualified retirement plans, such as the 401(k) Plan. Under the terms of the SERP, eligible employees may elect to defer up to 50% of their total compensation to the SERP. The Company may make matching contributions in an amount not to exceed 100% of a participant’s compensation and may also make discretionary contributions. None of our named executive officers elected to participate in the SERP in 2009 or in any previous years.

2010 Compensation

As described above in “— Base Salary,” each of our named executive officers entered into a new employment agreement with the Company on August 10, 2010. These employment agreements extend our named executive officers’ base salary reductions through December 31, 2010 and are described in detail below in “— Employment Agreements and Potential Payments upon Termination or Change in Control.” In addition, as described above in “— Long Term Equity Incentive Awards,” each of our named executive officers received an automatic grant of restricted shares of our common stock under the 2006 Stock Plan as of January 1, 2010 pursuant to the terms of their Restricted Share agreements. Due to the economic climate throughout the United States and Canada, our board of directors has not determined whether our named executive officers will be eligible to earn any bonus compensation with respect to 2010. Accordingly, no bonus targets or goals for 2010 have been established to date, and any bonuses paid to our named executive officers with respect to 2010 will be at the sole discretion of our board of directors.

In addition, on          , 2010, our shareholders and board of directors approved the Stock Incentive Plan. In connection with the adoption of the Stock Incentive Plan, both the 2006 Stock Plan and the Equity Incentive Plan were terminated, provided that the terms of such plans will continue to govern outstanding awards granted under such plans. A summary of the Stock Incentive Plan is provided below in “— Equity Compensation Plan Information.”

Tax and Accounting Considerations

The Company is not party to any arrangements that provide for tax gross-up payments. In addition, as a privately held company, the Company was not subject to the deduction limitations of Section 162(m) of the Code, and accordingly, did not structure its compensation arrangements in a manner intended to satisfy the performance-based compensation exception to Section 162(m) of the Code. Although the Company generally intends to pay compensation that is deductible following our initial public offering, because we will compensate our named executive officers in a manner designed to promote our varying corporate objectives, the Company may not adopt a policy requiring all compensation to be deductible. In addition, although the accounting impact of compensation is not a key driver of our compensation program, the Company does consider the accounting impact of compensation when making compensation decisions.

Summary Compensation Table

			All Other
			Compensation
Name and Principal Position	Year	Salary ($)(1)	($)(2)	Total ($)

Harry Muhlschlegel	2009	360,362	21,000	381,362
Chairman and Chief
Executive Officer
Brian Fitzpatrick	2009	360,362	22,163	382,525
Chief Financial Officer and Secretary
James Molinari	2009	360,362	21,000	381,362
President and Director
Jerry Shields	2009	204,632	15,144	219,776
Senior Vice President, Operations

(1)	As described above, Messrs. Muhlschlegel, Molinari and Fitzpatrick each agreed to a 10% voluntary reduction in base salary in August 2009 (from $367,744 to $330,970) and Mr. Shields agreed to a 5% voluntary reduction in base salary at that time (from $207,992 to $197,592). Accordingly, the amounts reported in this column represent each named executive officer’s blended 2009 base salary, which is determined by pro-rating each named executive officer’s pre-reduction and post-reduction base salary rate by the portion of the year in which such base salary rate was applicable and then totaling the pro-rated amounts.

(2)	Includes: (i) $21,000 car allowance for each of Messrs. Muhlschlegel, Fitzpatrick and Molinari and $14,400 car allowance for Mr. Shields and (ii) 401(k) matching contributions of $1,163 and $744 for Messrs. Fitzpatrick and Shields, respectively.

Employment Agreements and Potential Payments upon Termination or Change in Control

Employment Agreements and Certain Severance Benefits

In June 2006, in connection with our recapitalization and to ensure their continued employment, we entered into employment agreements with each of our named executive officers. These employment agreements had a term of five years and could be extended by the Company upon providing the named executive officer with at least 180 days written notice of extension. Because these employment agreements were scheduled to expire in approximately one year and in recognition of this offering, the Company entered into new employment agreements with each of the named executive officers on August 10, 2010. The provisions that follow represent a summary of the key terms of these new employment agreements.

The new employment agreements will become effective upon the effectiveness of this Registration Statement and will expire on December 31, 2012. However, beginning on January 1, 2013 and each anniversary thereafter, the employment agreements will automatically renew for successive one year periods unless a notice of non-renewal is provided at least 120 days prior to the next scheduled renewal date. Pursuant to the terms of the employment agreements, each of the named executive officers is entitled to receive, in addition to the base salary described above in “— Base Salary,” general employee benefits and a monthly car allowance in the amount of $1,750 for Messrs. Muhlschlegel, Molinari and Fitzpatrick and $1,200 for Mr. Shields. In addition, each named executive officer is eligible to earn an annual discretionary bonus, as described above in “— Annual Performance-Based Cash Incentive Awards.”

Under the terms of the employment agreements, each of the named executive officers is prohibited from competing against the Company and its affiliates during employment and for a period of two years after termination of employment. The Company may elect to extend each named executive officer’s non-competition restriction by up to twelve months in the event of certain terminations by providing the named executive officer with notice of extension, along with a lump sum payment equal to twelve months of the named executive officer’s base salary.

Each named executive officer is also entitled to receive certain severance benefits under his employment agreement in the event of certain terminations of employment, subject to the execution of a general release of claims against the Company. The Company believes that providing reasonable severance benefits is an appropriate and effective way to attract and retain qualified executives who have other employment alternatives. These severance arrangements are also intended to mitigate a potential disincentive for the named executive officers to cooperate with an acquisition of the Company, particularly where the services of the named executive officers may not be required by the acquirer.

Pursuant to the employment agreements, each of the named executive officers is entitled to receive a lump sum severance payment equal to 18 months of base salary and car allowance, as well as 18 months of employer paid health coverage under COBRA, in the event of a termination without cause (including due to disability) or due to justifiable resignation. In addition, each named executive officer’s estate is entitled to receive a lump sum payment equal to 12 months of base salary in the event of a termination due to death. Any reduction in a named executive officer’s base salary imposed under the terms of his employment agreement is disregarded in determining the amount of severance benefits owed to the named executive officer. These severance benefits are provided to the named executive officers if any such termination occurs during the term of the employment agreement or if such termination occurs upon or following the Company’s non-renewal of the employment agreement.

“Cause” is generally defined under the employment agreements as (i) the indictment of the named executive officer in a crime involving moral turpitude or any felony, (ii) the named executive officer’s conviction of, or plead of no contest to, a felony, (iii) the named executive officer’s dishonesty, fraud, unethical or illegal act, misappropriation or embezzlement, (iv) a material breach of the named executive officer’s fiduciary duties to the Company, (v) the named executive officer’s material failure to perform his job duties, (vi) the named executive officer’s willful or deliberate material violations of his obligations to the Company or (vii) the named executive officer’s material breach of the terms of his employment agreement.

“Justifiable resignation” is generally defined under the employment agreements as (A) a resignation due to (i) a material reduction in the named executive officer’s responsibilities, (ii) a decrease in the named executive officer’s base salary (other than a reduction permitted under the terms of the employment agreements), (iii) a relocation of the named executive officer’s principal place of employment by more than 10 miles from its current location, or (iv) a material violation by the Company of the named executive officer’s employment agreement or (B) upon or after the Company’s non-renewal of the employment agreement, the named executive officer’s resignation upon 90 days advance written notice. In order for a resignation under clause (i) or (iv) to qualify as a “justifiable resignation,” the named executive officer must provide the Company with written notice within 60 days after the occurrence of the event giving rise to the resignation and the Company must have failed to cure such event within 20 days after receiving such notice.

Equity-Incentive Awards

As described above in “— Long-Term Equity Incentive Awards,” our named executive officers will become vested in their Restricted Shares upon the earlier of the occurrence of an initial public offering or the first anniversary of an approved sale. Although any amounts received by our named executive officers in connection with the vesting of their Restricted Shares will not be considered compensation, we have included the value of such vesting in the table below because we believe that this provides a more accurate description of the amounts that our named executive officers may be entitled to receive in connection with a change in control of the Company. In addition, our named executive officers will become vested in the shares of our common stock granted to them on January 1, 2010 as the result of the forfeiture of a former employee’s Restricted Shares upon the earlier of (i) the 16 month anniversary of a public offering, (ii) an approved sale in which the consideration received by the Company’s shareholders is primarily cash or (iii) the first anniversary of an approved sale in which the consideration received by the Company’s shareholders is not primarily cash.

Amounts Payable Upon Termination of Employment or Change in Control

The table below sets forth the amounts that would have been payable to each named executive officer had such named executive officer incurred a termination of employment on December 31, 2009 or if a change in control (in which the Company’s shareholders received predominantly cash) or a public offering had occurred on December 31, 2009. In addition, the severance amounts were determined under the terms of the named executive officers’ new employment agreements and assume that such employment agreements had been in effect on December 31, 2009. Although such shares were not outstanding as of December 31, 2009, we have included the value of the vesting of such shares in the table below because the event entitling the named executive officers to these shares occurred on December 31, 2009.

	Termination
	Without	Termination	Change in Control/
	Cause/Justifiable	Due to	Initial Public
Name	Resignation/Disability(1)	Death(2)	Offering(3)

Harry Muhlschlegel	$606,381	$367,744
Brian Fitzpatrick	$613,599	$367,744
James Molinari	$604,659	$367,744
Jerry Shields	$355,131	$207,992

(1)	Represents (i) a lump sum payment equal to 18 months of base salary ($551,616 for Messrs. Muhlschlegel, Molinari and Fitzpatrick and $311,988 for Mr. Shields), (ii) a lump sum payment equal to 18 months of car allowance ($31,500 for Messrs. Muhlschlegel, Molinari and Fitzpatrick and $21,600 for Mr. Shields) and (iii) the cost of 18 months of continued healthcare coverage under COBRA ($23,265 for Mr. Muhlschlegel, $21,543 for Mr. Molinari, $30,483 for Mr. Fitzpatrick and $21,543 for Mr. Shields). These severance amounts have not been reduced to reflect any agreed upon reduction in base salary between the named executive officers and the Company.

(2)	Represents a lump sum payment equal to 12 months of base salary ($367,744 for Messrs. Muhlschlegel, Molinari and Fitzpatrick and $207,992 for Mr. Shields). These severance amounts have not been reduced to reflect any agreed upon reduction in base salary between the named executive officers and the Company.

(3)	Represents the value that each of the named executive officers would have received with respect to the vesting of his Restricted Shares, as well as the vesting of his shares of common stock received as the result of the forfeiture of a former employee’s Restricted Shares on December 31, 2009, based on a share price of (which represents the midpoint of the price range set forth on the cover page of this prospectus).

Director Compensation

We do not pay additional compensation to our employee directors for serving on our board of directors. However, we do reimburse our employee directors for the reasonable expenses they incur in attending meetings of the board of directors or board committees. In addition, we do not currently pay any compensation to our non-employee directors, but we do reimburse our non-employee directors for the reasonable expenses they incur in attending meetings of the board of directors or board committees.

Following the effectiveness of the Company’s initial public offering, the Company expects that non-employee directors who are not affiliated with Jefferies Capital Partners will receive (i) a $25,000 annual retainer, (ii) $1,000 for each board meeting attended, (iii) a $20,000 annual grant of stock options and (iv) reimbursement for all reasonable expenses incurred in attending meetings of our board of directors or board committees. In addition, the chair of our audit committee is expected to receive an additional annual retainer of $10,000, and the chairs of our compensation committee and our nominating and governance committee are each expected to receive an additional annual retainer of $5,000.

Equity Compensation Plan Information

Set forth in the table below is a list of all of our equity compensation plans and (i) the number of securities to be issued upon the exercise of outstanding equity rights, (ii) the weighted average exercise price of outstanding equity rights and (iii) the number of securities available for issuance under each of our equity compensation plans (excluding securities available for purchase upon the exercise of outstanding equity rights), in each case, as of December 31, 2009.

Number of securities
	Number of	Weighted-	remaining available for
	securities to be	average exercise	future issuance under
	issued upon exercise	price of	equity compensation
	of outstanding	outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
	and rights	and rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders
New Century Transportation, Inc. 2006 Stock Incentive Plan (the “2006 Stock Plan”)
New Century Transportation, Inc. Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”)
Equity compensation plans not approved by security holders
Total

On     , 2010, our board of directors and shareholders approved the New Century Transportation, Inc. Stock Incentive Plan (the “Stock Incentive Plan”). In connection with the adoption of the Stock Incentive Plan, our board of directors terminated the 2006 Stock Plan and the Equity Incentive Plan, provided that the terms of such plans will continue to govern outstanding awards granted under such plans. A summary of the Stock Incentive Plan, the 2006 Stock Plan and the Equity Incentive Plan is provided below.

Summary of the Stock Incentive Plan

The purpose of the Stock Incentive Plan is to assist us and our subsidiaries in attracting and retaining valued employees, consultants and non-employee directors by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our common stock by such individuals. Our employees, consultants and members of our board of directors, as well as employees and consultants of our subsidiaries, are eligible to participate in the Stock Incentive Plan. The Stock Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards, collectively referred to as “awards.” Each award, and the terms and conditions applicable thereto, will be evidenced by an award agreement between us and the participant.

We have reserved           shares of our common stock for issuance under the Stock Incentive Plan. Up to           shares available for awards under the Stock Incentive Plan may be issued pursuant to incentive stock options and no more than           shares may be awarded to any participant in any

one calendar year. For purposes of determining the number of shares available for awards under the Stock Incentive Plan, each stock-settled stock appreciation right will count against the Stock Incentive Plan limit based on the number of shares underlying the exercised portion of such stock appreciation right, rather than the number of shares issued in settlement of such stock appreciation right. Any shares tendered by a participant in payment of an exercise price for an award or the tax liability with respect to an award, including shares withheld from any such award, will not be available for future awards under the Stock Incentive Plan. However, if any shares subject to an award are forfeited or if such award otherwise terminates or is settled for any reason without an actual distribution of shares, any shares counted against the number of shares available for issuance with respect to such award will, to the extent of any such forfeiture, settlement, or termination, again be available for awards under the Stock Incentive Plan. In addition, the number of shares reserved for issuance under the Stock Incentive Plan (as well as the other limits described above) are subject to adjustments for stock splits, stock dividends or other similar corporate events or transactions.

The compensation committee of our board of directors will administer the Stock Incentive Plan. The compensation committee’s powers include, but are not limited to, selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award, determining the vesting and exercise periods of each award, determining the type or types of awards to be granted, determining the terms and conditions of each award and all matters to be determined in connection with an award, determining whether and certifying that performance goals are satisfied, correcting any defect or supplying any omission or reconciling any inconsistency in the Stock Incentive Plan, adopting, amending and rescinding rules, regulations, guidelines, forms of agreements and instruments relating to the Stock Incentive Plan, and making all other determinations as it may deem necessary or advisable for the administration of the Stock Incentive Plan. The compensation committee may also delegate to one or more officers or members of our board of directors the authority to grant awards to certain eligible individuals meeting specified requirements. Notwithstanding the foregoing, our full board of directors administers the Stock Incentive Plan, and makes all determinations and interpretations, with respect to non-employee directors.

Awards

Restricted Stock.  Restricted stock is a grant of a specified number of shares of our common stock, which shares are subject to forfeiture upon the happening of specified events during the restriction period. The restrictions applicable to a grant of restricted stock may lapse based upon the passage of time, the attainment of performance goals or a combination thereof. During the period that a grant of restricted stock is subject to forfeiture, the transferability of such restricted stock is generally prohibited. However, unless otherwise provided in an award agreement, during such period, the participant will have all the rights of a shareholder with respect to the restricted stock, including the right to receive dividends and to vote. Dividends will be subject to the same restrictions as the underlying restricted stock unless otherwise provided in the award agreement, and cash dividends may be withheld until the applicable restrictions have lapsed.

Stock Options.  Stock options give a participant the right to purchase a specified number of shares of our common stock for a specified time period at a fixed exercise price. Stock options granted under the Stock Incentive Plan may be either incentive stock options or non-qualified stock options, provided that only employees may be granted incentive stock options. The exercise price of a stock option will be determined by the compensation committee at the time of grant, but may not be less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value of our common stock on the date of grant in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). A participant may pay the exercise price of a stock option in cash, with shares of our common stock, or with a combination of cash and shares of our common stock, as determined by the compensation committee; provided that participants who are subject to the reporting requirements of Section 16 of the Exchange Act may elect to pay all or a portion of the exercise price of a stock option by directing us to withhold shares of our common stock that would otherwise be received upon exercise of such option. The term of a stock option may in no event be greater than ten years (five years in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). Stock options may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof.

Stock Appreciation Rights.  A stock appreciation right provides a participant with the right to receive, upon exercise, the excess of (i) the fair market value of one share of our common stock on the date of exercise over (ii) the grant price of the stock appreciation right as determined by the compensation committee, but which may never be less than the fair market value of our common stock on the date of grant. Stock appreciation rights will be settled in shares of our common stock (provided that fractional shares will be settled in cash) unless the compensation committee determines otherwise. The term of a stock appreciation right will be determined by the compensation committee at the time of grant, but will in no event be greater than ten years. Stock appreciation rights may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof.

Restricted Stock Units.  Each restricted stock unit entitles the participant to receive, on the date of settlement, an amount equal to the fair market value of one share of our common stock. Restricted stock units are solely a device for the measurement and determination of the amounts to be paid to a participant under the Stock Incentive Plan and do not constitute shares of our common stock. Restricted stock units may become vested based upon the passage of time, the attainment of performance goals or a combination thereof, and the vested portion of an award of restricted stock units will be settled within 30 days after becoming vested. Restricted stock units will be settled in shares of our common stock (provided that fractional units will be settled in cash) unless the compensation committee determines otherwise. Restricted stock units do not give any participant rights as a shareholder with respect to such award, but the compensation committee may credit amounts equal to any dividends declared during the restriction period on the common stock represented by an award of restricted stock units to the account of a participant, with such amounts to be deemed to be reinvested in additional restricted stock units (which will be subject to the same forfeiture restrictions as the restricted stock units on which they were granted).

Other Stock-Based Awards.  The compensation committee is authorized to grant any other type of stock-based award that is payable in, or valued in whole or in part by reference to, shares of our common stock and that is deemed by the compensation committee to be consistent with the purposes of the Stock Incentive Plan.

Termination of Employment or Service.  Generally, and unless otherwise provided in an award agreement or determined by the compensation committee, all unvested awards (or portions thereof) held by a participant will terminate and be forfeited upon his or her termination of employment or other service with us and our subsidiaries, and the vested portion of any option or stock appreciation right held by such participant may be exercised for a limited period of time following such termination (unless such termination is for cause).

Performance Goals.  The compensation committee may condition the grant or vesting of an award upon the attainment of one or more performance goals that must be met by the end of a specified period. Performance goals may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department or function in which the participant is employed. Performance goals may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Performance goals may be based upon: specified levels of or increases in our, a division’s or a subsidiary’s return on capital, equity or assets; earnings measures or ratios (on a gross, net, pre-tax or post-tax basis); net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; share price (including growth measures and total shareholder return); operating profit; per period or cumulative cash flow or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation, including entering into, substantially completing, or receiving payments under, relating to, or deriving from a joint development agreement, licensing agreement, or similar agreement; customer or employee satisfaction; individual objectives; any financial or other measurement deemed appropriate by the compensation committee as it relates to the results of operations or other measurable progress of us and our subsidiaries (or any business unit thereof); and any combination of any of the foregoing criteria.

Change in Control and Certain Corporate Transactions

In the event of a change in control, our board of directors may take any one or more of the following actions with respect to awards that are outstanding as of such change in control:

•	cause all outstanding awards to be fully vested and exercisable (if applicable);

•	cancel outstanding stock options and stock appreciation rights in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of such award over the exercise price or grant price, as the case may be, of such portion, provided that any stock option or stock appreciation right with an exercise price or grant price, as the case may be, that equals or exceeds the fair market value of our common stock will be cancelled without payment;

•	terminate stock options and stock appreciation rights effective immediately prior to the change in control after providing participants with notice of such cancellation and an opportunity to exercise such awards;

•	require the successor corporation to assume outstanding awards and/or to substitute outstanding awards with awards involving the common stock of such successor corporation; or

•	take such other actions as our board of directors deems appropriate to preserve the rights of participants with respect to their awards.

A change in control is generally defined under the Stock Incentive Plan as:

•	the acquisition of more than 50% of the combined voting power of our then outstanding voting securities by any individual or entity (other than acquisitions by us, our subsidiaries, any of our or our subsidiaries’ benefit plans, an individual or entity who, as of the effective date of the Stock Incentive plan, owns 15% or more of the voting power or value of any class of our capital stock (a “substantial shareholder”) or an affiliate of a substantial shareholder);

•	a sale or other disposition during any 12-month period to any person or entity (other than a substantial shareholder or an affiliate of a substantial shareholder) of 51% or more of our assets;

•	the consummation of a merger or consolidation involving us if our shareholders, immediately before such merger or consolidation, do not own, directly or indirectly, immediately following such merger or consolidation, at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation; or

•	a change in the composition of a majority of the members of our board of directors during any 12-month period.

In the event that the compensation committee determines that any corporate transaction or event (such as a stock dividend, recapitalization, forward split or reverse split, reorganization, merger or consolidation) affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the Stock Incentive Plan participants, the compensation committee will proportionately and equitably adjust the number and kind of shares which may be issued in connection with awards, the number and kind of shares issuable in respect of outstanding awards, the aggregate number and kind of shares available under the Stock Incentive Plan (on an aggregate, individual and/or award-specific basis) and the exercise price or grant price relating to any award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding award. The compensation committee may also make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events or in response to changes in applicable laws, regulations or accounting principles.

Termination and Amendment

Unless terminated sooner, the Stock Incentive Plan will automatically terminate on          , 2020. Our board of directors has the authority to amend or terminate the Stock Incentive Plan without shareholder approval. However, to the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code or the rules of any applicable stock exchange or national market system, or in the event that we desire to amend the Stock Incentive Plan to increase the number of shares subject to the Stock Incentive Plan or to decrease the price at which awards may be granted, we will obtain shareholder approval of any such amendment to the Stock Incentive Plan in such a manner and to such a degree as may be required.

A copy of the Stock Incentive Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Summary of the 2006 Stock Plan

In connection with the adoption of the Stock Incentive Plan, our board of directors terminated the 2006 Stock Plan, provided that its terms will continue to govern outstanding awards granted thereunder. Prior to that time, the 2006 Stock Plan authorized the grant of non-qualified stock options and restricted stock awards to employees of the Company and our subsidiaries. As of          , 2010, stock options to purchase an aggregate of           shares of our common stock, and unvested restricted stock awards covering           shares of our common stock, were outstanding under the 2006 Stock Plan.

Administration

The 2006 Stock Plan is administered by our board of directors, who has the full authority to make all determinations regarding the 2006 Stock Plan. Such authority includes the authority to (i) determine the terms and conditions of awards, (ii) interpret the 2006 Stock Plan and award agreements and (iii) take all other actions and make all other determinations or decisions necessary or appropriate for the administration of the 2006 Stock Plan.

Stock Options

All Stock options granted under the 2006 Stock Plan are non-qualified stock options. Unless otherwise provided in an award agreement, stock options granted under the 2006 Stock Plan will have a term of seven years and will immediately terminate upon the optionholder’s termination of employment. The exercise price of a stock option may be paid either in cash or by check, or, with the consent of our board of directors, through the withholding of shares of our common stock that would otherwise be received upon exercise of the stock option.

Restricted Stock

Restricted stock awards are granted under the 2006 Stock Plan in accordance with the terms of the Restricted Share agreements entered into with certain of our current and former employees in connection with our 2006 recapitalization. Restricted stock awards are granted only (i) when any such individual forfeits the shares of our common stock owed by such individual as of our 2006 recapitalization that were made subject to such Restricted Share agreements and (ii) to our current employees who are party to a Restricted Share agreement. The Restricted Share agreements are described above in “— Long-Term Equity Incentive Awards.”.

Transferability

Awards granted under the 2006 Stock Plan are generally not transferable and may not be pledged or assigned. However, our board of directors may, in certain circumstances, permit the transfer of such awards.

Change in Control and Certain Corporate Transactions

In the event of certain corporate events, such as a reorganization, recapitalization, stock split, spin-off, split-off, merger, consolidation or other change in the structure of the Company affecting our common stock, our board of directors will make appropriate adjustments to outstanding awards, including without limitation, adjustments to the number of shares covered by awards and the exercise price of stock options. In addition, unless otherwise provided in an award agreement, in the event of (i) a merger or consolidation of the Company, (ii) a sale of all or substantially all of the Company’s assets, (iii) a reorganization, liquidation or partial liquidation or (iv) the acquisition by a person or a group of a majority of our common stock, our board of directors may take any of the following actions:

•	cause all outstanding awards to be fully vested and terminate all such awards immediately prior to the transaction (provided that optionholders are given at least 20 days to exercise their options);

•	terminate all outstanding awards immediately prior to the transaction (provided that optionholders are given at least 20 days to exercise their options);

•	cancel all outstanding stock options in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of such option over the exercise price of such portion, provided that any stock option with an exercise price that equals or exceeds the fair market value of our common stock will be cancelled without payment;

•	require the successor corporation to assume all outstanding awards or to grant substitute awards; or

•	take such other actions as our board of directors deems appropriate to permit holders to realize the value of their awards.

In addition, pursuant to the terms of the stock option award agreements entered into under the 2006 Stock Plan, all unvested stock options granted under the 2006 Stock Plan will become fully vested and exercisable upon the consummation of this offering.

Amendment and Termination

The 2006 Stock Plan was terminated in connection with the adoption of the Stock Incentive Plan, provided that the terms of the 2006 Stock Plan will continue to govern outstanding awards granted thereunder. The 2006 Stock Plan may be amended by our board of directors as it deems appropriate, provided that no amendment may be made that adversely affects the rights of participants without their consent (unless such amendment is required by law) and no amendment will be made without shareholder approval if such approval is required by applicable laws or regulations. In addition, following the completion of this offering, the 2006 Stock Plan will be administered by our compensation committee.

A copy of the 2006 Stock Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Summary of the Equity Incentive Plan

In connection with our 2006 recapitalization, we ceased granting awards under the Equity Incentive Plan. In addition, in connection with the adoption of the Stock Incentive Plan, the Equity Incentive Plan was terminated, provided that its terms will continue to govern outstanding awards granted thereunder. Prior to its termination, the Equity Incentive Plan authorized the grant of incentive stock options, non-

qualified stock options and stock awards to employees, directors, consultants and other service providers of the Company and our affiliates, provided that only employees of the Company and our subsidiaries could be granted incentive stock options. As of          , 2010, stock options to purchase an aggregate of           shares of our common stock were outstanding under the Equity Incentive Plan.

Administration

The Equity Incentive Plan is administered by our board of directors, who has the full authority to make all determinations regarding the Equity Incentive Plan. Such authority includes the authority to (i) select the individuals to whom awards will be granted, (ii) determine the terms and conditions of awards and (iii) interpret the Equity Incentive Plan and adopt such rules, regulations and guidelines as it deems appropriate.

Stock Options

Stock options granted under the Equity Incentive Plan may be either incentive stock options or non-qualified stock options. All stock options granted under the Equity Incentive Plan have an exercise price equal to at least 100% of the fair market value of the underlying stock on the date of grant (or at least 110% of the fair market value of the underlying stock on the date of grant in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). Stock options granted under the Equity Incentive Plan have a term of no more than 10 years (5 years in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). The exercise price of a stock option may be paid either in cash or by check, or, with the consent of our board of directors, with previously owned shares of our common stock. Unless otherwise provided by our board of directors, upon a participant’s termination of service, all unvested options held by the participant will terminate and all vested options will remain exercisable for a limited period of time (unless such termination is for cause).

Stock Awards

Under the terms of the Equity Incentive Plan, our board of directors is authorized to grant shares of our common stock, subject to such terms and conditions (including purchase price and vesting) as determined by our board of directors.

Transferability

Awards granted under the Equity Incentive Plan may not be transferred (other than by will or the laws of descent and distribution) without the consent of our board of directors.

Change in Control and Certain Corporate Transactions

In the event of certain corporate events, such as a reorganization, recapitalization, stock split, merger, consolidation or other change in the structure of the Company affecting our common stock, our board of directors may make equitable substitutions or adjustments to outstanding awards, including the exercise price thereof. In addition, unless otherwise provided in an award agreement, in the event of (i) a merger, consolidation or reorganization of the Company in which the shareholders of the Company immediately before such event do not own at least a majority of the voting power of the surviving company, (ii) a sale of all or substantially all of the Company’s assets or a liquidation or dissolution of the Company, (iii) a change in a majority of our board of directors over a period of two consecutive years or (iv) the acquisition by a person or an entity (other than a person or entity who was a shareholder of the Company on the date the Equity Incentive Plan was approved by our board of directors) of a majority of the voting power of our capital stock, all outstanding stock options will become fully vested and exercisable and our board of directors may take any of the following actions:

•	cancel outstanding stock options in exchange for a substitute stock option of the successor corporation; or

•	cancel all outstanding stock options in exchange for a cash (or other) payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of such option over the exercise price of such portion.

Termination

The Equity Incentive Plan was terminated by our board of directors in connection with our adoption of the Stock Incentive Plan, provided that its terms will continue to govern outstanding awards granted thereunder. The Equity Incentive Plan may be amended by our board of directors as it deems appropriate, provided that no amendment may be made that adversely affects the rights of participants without their consent. In addition, following the completion of this offering, the Equity Incentive Plan will be administered by our compensation committee.

A copy of the Equity Incentive Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of common stock;

•	each of our selling shareholders;

•	each of the named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

The table also sets forth such persons’ beneficial ownership of common stock immediately after the offering.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on           shares of common stock outstanding immediately prior to this offering and shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person or group and the percentage ownership of that person or group, we deemed to be outstanding any shares of common stock subject to options held by that person or group that are currently exercisable or exercisable within 60 days of          , 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o 45 East Park Drive, Westampton, New Jersey 08060.

After Offering (Assuming
			After Offering (Assuming no		Number of	Full Exercise of
			Exercise of Option to Purchase		Shares of	Option to Purchase
	Before Offering		Additional Securities)		Common Stock	Additional Securities)
				Percent of	to be Sold upon
	Number of	Percent of	Number of	Shares of	Exercise	Number of	Percent of
	Shares of	Common	Shares of	Common	of Option to	Shares of	Common
	Common Stock	Stock	Common Stock	Stock	Purchase	Common Stock	Stock
	Beneficially	Beneficially	Beneficially	Beneficially	Additional	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Securities	Owned	Owned

James J. Dowling(1)
Brian Fitzpatrick(2)
James Molinari(2)
Harry Muhlschlegel(2)(3)
Jerry Shields(2)
David S. Harris
Samuel H. Jones, Jr.
Paul Leand
Seth E. Wilson(1)
JCP Fund IV(4)
All directors and executive officers as a group (nine persons)

(1)	The address of each of Messrs. James Dowling and Seth Wilson is c/o Jefferies Capital Partners, 520 Madison Avenue, 10th Floor, New York, New York 10022.

(2)	Includes , , and shares of restricted stock owned of record by Messrs. Brian Fitzpatrick, James Molinari, Harry Muhlschlegel and Jerry Shields, respectively, which restricted stock vests upon the earliest to occur of (a) this offering, (b) the one-year anniversary of the sale of a majority of our common stock or all, or substantially all, of our assets to another party or group of parties or (c) July 1, 2011. Also includes , , and shares of restricted stock owned of record by Messrs. Brian Fitzpatrick, James Molinari, Harry Muhlschlegel and Jerry Shields, respectively, which restricted stock vests upon the earliest to occur of (a) the sixteen-month anniversary of this offering, (b) the sale of a majority of our common stock, or all or substantially all, of our assets to another party or group of parties for predominantly cash consideration or (c) the one-year anniversary of the sale of a majority of our common stock or all, or substantially all, of our assets to another party or group of parties for predominantly non-cash securities. Such shares of restricted stock will be forfeited if, prior to the applicable vesting date, the holder’s employment is terminated for cause or due to a voluntary resignation.

(3)	Includes shares owned of record by Muhlschlegel NMNH Trust, a trust established for the benefit of Mr. Muhlschlegel’s children, and shares owned of record by Karen Muhlschlegel, Mr. Muhlschlegel’s wife.

(4)	Consists of shares held by Jefferies Capital Partners IV L.P., shares held by Jefferies Employee Partners IV LLC and shares held by JCP Partners IV LLC, which are investment funds affiliated with Jefferies Capital Partners. These shares are owned of record by NCT Acquisition LLC. Also includes shares issuable upon exercise of warrants held by Jefferies Capital Partners IV L.P., shares issuable upon exercise of warrants held by Jefferies Employee Partners IV LLC and shares issuable upon exercise of warrants held by JCP Partners IV LLC. Brian P. Friedman, who is the President of the general partner of JCP Fund IV, and James L. Luikart, who is the Executive Vice President of the general partner of JCP Fund IV, are the managing members of the manager of these funds and exercise voting and investment control over the securities being offered for sale by JCP Fund IV. The address for each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC, all of which are managed by Jefferies Capital Partners, is 520 Madison Avenue, 10th Floor, New York, New York 10022. JCP Fund IV may be deemed to be an affiliate of a registered broker-dealer. Through the acquisition vehicle NCT Acquisition LLC, it represented and warranted in June 2006 that it purchased the shares being registered for resale for investment and not with a view to any public resale or distribution except in compliance with applicable securities laws. JCP Fund IV made similar representations and warranties in November 2009 in connection with its acquisition of certain warrants from us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with the Muhlschlegel Family

We lease our Westampton, New Jersey facility from Jenicky L.L.C., an entity managed by Harry Muhlschlegel, our Chief Executive Officer, and his wife, Karen Muhlschlegel, and owned by Harry and Karen Muhlschlegel and trusts established for the benefit of their children. The current term of this lease expires April 30, 2011, and the lease provides for two optional five-year renewal periods. The annual rent for this facility is approximately $1.1 million, all of which is paid to Jenicky L.L.C.

We lease a parking lot and equipment maintenance facility from NMJT, L.L.C., an entity owned by Harry and Karen Muhlschlegel. These leases have an initial term expiring on April 30, 2011, and the leases provide for two five-year renewal terms. The annual rent for the parking lot and equipment maintenance facility are approximately $47,000 and $270,000, respectively, all of which is paid to NMJT, L.L.C.

We also lease a warehouse facility from 49 Ironside Court, LLC, an entity owned by Harry and Karen Muhlschlegel. The initial term of the lease expires April 30, 2011, and the lease provides for two five-year renewal periods. The annual base rent for this warehouse facility is approximately $270,000, all of which is paid to 49 Ironside Court, LLC.

We lease nine refrigerated trailers from HKM, L.L.C., an entity owned by Harry and Karen Muhlschlegel. The current term of this lease expires June 1, 2011. The annual rent for these trailers is approximately $42,000, all of which is paid to HKM, L.L.C.

We were founded by Harry Muhlschlegel, and a number of his family members are employed within the Company. The compensation levels of family members of our directors and executive officers are set based on reference to external market practice of similar positions and/or internal pay equity when compared to the compensation paid to non-family members in similar positions. In 2009, Carla English, our Vice President of Administration and Mr. Muhlschlegel’s sister, had total compensation, including base salary, bonus and other compensation, of $135,877. In 2009, William English, our Vice President of Terminal Operations and Mr. Muhlschlegel’s brother-in-law, had total compensation, including base salary, bonus and other compensation, of $205,800.

Other Relationships

JCP Fund IV is the holder of our $10.0 million senior subordinated notes due 2014, which notes will be repaid in connection with this offering.

We, JCP Fund IV, NCT Acquisition LLC, the entity through which JCP Fund IV and James J. Dowling, one of our directors, hold certain of their securities in New Century, and certain individual investors, including Harry Muhlschlegel, his wife, Karen Muhlschlegel, his sister, Carla English, James Molinari, our President, Brian Fitzpatrick, our Chief Financial Officer and Secretary, and Jerry Shields, our Senior Vice President, Operations, are party to a securities holder agreement dated as of June 29, 2006, as amended on December 1, 2006. This agreement, among other things, (i) restricts the transfer of our equity securities, (ii) grants us a purchase option on our equity securities held by employee shareholders upon certain termination events, (iii) requires each shareholder who is a party to the agreement to consent to a sale of our company if such sale is approved by Holdings, (iv) grants tag-along rights on certain transfers of our equity securities by any shareholder who is a party to the agreement and (v) grants preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings. This agreement will terminate upon the consummation of this offering.

NCT Acquisition LLC and certain individual investors, including Harry Muhlschlegel, his wife, Karen Muhlschlegel, his sister, Carla English, James Molinari, Brian Fitzpatrick and Jerry Shields possess certain registration rights with respect to our common stock. See “Description of Capital Stock — Registration Rights.”

Related Party Transaction Policy

Prior to this offering, we have not adopted a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Our board of directors has approved our leases with Jenicky L.L.C., NMJT, L.L.C., 49 Ironside Court, LLC and HKM, L.L.C., and we believe that each of these leases was on market terms at the time of its execution. Following this offering, written policies and procedures will require us to seek the prior approval of both the audit committee and a majority of the non-interested members of the board of directors prior to entering into any transaction between any of our executive officers, directors and their affiliates and us that, evaluated together with such person’s other transactions with us, would be required to be disclosed under the SEC’s rules and regulations. Prior to entering into a related party transaction, the related person must provide written notice to the Chief Financial Officer describing the facts and circumstances of the proposed transaction. He or she may approve any transaction that, evaluated together with such person’s other transactions with us, would not require disclosure. If the transaction, evaluated together with such person’s other transactions with us, would be required to be disclosed, the proposed transaction will be submitted to the audit committee for consideration of the relevant facts and circumstances including: the benefits to us; the availability of other sources for comparable products or services; the terms of the transaction; the arms’ length nature of the arrangement and, if applicable, the impact on a director’s independence. The audit committee will approve only those transactions that are in, or not inconsistent with, the best interests of our shareholders and us. If a transaction is required to be and is approved by the audit committee, the non-interested members of the board of directors will then review and evaluate the transaction based on the same criteria.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock, as set forth in our amended and restated certificate of incorporation, consists of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value of $      per share. As of the date of this prospectus, there were           shares of common stock issued and outstanding.

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. This discussion set forth below describes the material terms of our capital stock, restated certificate of incorporation and amended and restated bylaws as will be in effect upon completion of this offering.

Common Stock

The holders of our common stock are entitled to dividends as our board of directors may declare from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders. For the purposes of a shareholder meeting a majority of the outstanding shares of our common stock constitutes a quorum. Our restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Our restated certificate of incorporation authorizes the issuance of          shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering, and no shares of preferred stock will be outstanding upon the completion of this offering. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Any preferred stock that we issue could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Registration Rights

NCT Acquisition LLC, the entity through which JCP Fund IV and James J. Dowling hold certain of their securities in New Century, as well as certain individual investors, including Harry Muhlschlegel, his wife, Karen Muhlschlegel, his sister, Carla English, James Molinari, Brian Fitzpatrick and Jerry Shields possess certain registration rights with respect to our common stock. These shareholders, who hold           shares of our common stock (           shares assuming exercise of the underwriters’ over-allotment option in full), have certain rights allowing them to demand that we register the resale of their shares under the Securities Act. The holders of a majority of the           shares held by NCT Acquisition LLC (           shares assuming exercise of the underwriters’ over-allotment option in full) may make an unlimited number of demands for registration at any time. The holders of a majority of the           shares held by the other investors may make up to two demands for registration of such shares beginning 18 months after the completion of this offering. In addition, at any time after completion of this offering, if we propose to register any of our securities under the Securities Act, these shareholders are entitled to 30-day notice of the proposed registration and, subject to customary conditions and limitations, are entitled to have their shares included in the associated registration statement. We are required to use our best efforts to effect these registrations, subject to customary conditions and limitations. We will bear all expenses incurred in connection with the registration of shares under these registration rights. NCT Acquisition LLC has waived its registration rights in connection with this offering except to the extent that the underwriters exercise their option to purchase additional securities.

Anti-Takeover Effects of Our Restated Certificate of Incorporation and Amended and Restated Bylaws and New Jersey Law

The following is a description of certain provisions of the New Jersey Business Corporation Act, our restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the New Jersey Business Corporation Act, and our restated certificate of incorporation and amended and restated bylaws.

The New Jersey Shareholders’ Protection Act

We are subject to the New Jersey Shareholders’ Protection Act, Section 14A:10A of the New Jersey Business Corporation Act. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years from the date the stockholder acquires the corporation’s stock unless the corporation’s board of directors approved the combination prior to the stockholder becoming an interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder unless (i) the combination is approved by the board of directors prior to the interested stockholder’s stock acquisition date, (ii) the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder at a meeting called for such purpose or (iii) the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation or any affiliate or associate of the corporation who within the prior five year period has at any time directly or indirectly owned 10% or more of the voting power of the then outstanding stock of the corporation. The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder,

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested stockholder or any affiliate or associate of the interested stockholder who has 10% or more of the corporation’s assets, or

•	the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the outstanding stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law and which have either, as of the date that the interested stockholder first becomes an interested stockholder of the corporation, their principal executive offices or significant business operations located in New Jersey. However, unless a corporation’s certificate of incorporation provides otherwise, which ours does not, the statute does not apply to any business combination with an interested stockholder if the corporation did not have a class of voting stock registered or traded on a national securities exchange or registered with the SEC under the Exchange Act on that interested stockholder’s stock acquisition date.

Certificate of Incorporation and Bylaws

Certain provisions of our restated certificate of incorporation and amended and restated bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our shareholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our shareholders.

Classified Board of Directors.  Our restated certificate of incorporation provides for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of preferred stock, if any). As a result, approximately one-third of our board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay shareholders who approve of the policies of our board of directors from electing a majority of our board of directors for two years.

No Shareholder Action by Written Consent; Special Meetings.  Our restated certificate of incorporation provides that shareholder action can only be taken at an annual or special meeting of shareholders and prohibits shareholder action by written consent in lieu of a meeting. Our amended and restated bylaws provide that special meetings of shareholders may be called only by our board of directors or our Chief Executive Officer. Our shareholders are not permitted to call a special meeting of shareholders or to require that our board of directors call a special meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.  Our amended and restated bylaws establish an advance notice procedure for our shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or its Chairman, or by a shareholder who has given timely written notice to our Secretary or any Assistant Secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its Chairman or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting. Under the shareholder notice procedure, if a shareholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the shareholder must submit written notice to us not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. In addition, under the shareholder notice procedure, a shareholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the shareholder notice procedure, such business shall not be discussed or transacted.

Number of Directors; Removal; Filling Vacancies.  Our amended and restated bylaws provide that our board of directors will consist of not less than five or more than eleven directors, the exact number to be fixed from time to time by resolution adopted by our directors. Further, subject to the rights of the holders of any series of our preferred stock, if any, our bylaws authorize our board of directors to fill any vacancies that occur in our board of directors by reason of death, resignation, removal, or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a shareholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Indemnification.  We have included in our restated certificate of incorporation and amended and restated bylaws provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the New Jersey Business Corporation Act and (ii) indemnify our directors and officers to the fullest extent permitted by Section 14A:3-5 of the New Jersey Business Corporation Act. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Amendments to Certificate of Incorporation.  The provisions of our restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission either by (i) our board of directors without the assent or vote of our shareholders or (ii) the affirmative vote of the holder of not less than two-thirds of the outstanding shares of voting securities, depending on the subject provision. This requirement makes it more difficult for shareholders to make changes to the provisions in our certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions of our restated certificate of incorporation.

Amendments to Bylaws.  Our restated certificate of incorporation and our amended and restated bylaws provide that our amended and restated bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by (i) our board of directors without the assent or vote of our shareholders or (ii) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of voting securities. This provision makes it more difficult for shareholders to make changes in our amended and restated bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from further amending our bylaws.

Nasdaq Global Market Trading

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “NCTX.”

Transfer Agent and Registrar

We intend to appoint           as transfer agent and registrar for our common stock prior to the completion of this offering.

DESCRIPTION OF INDEBTEDNESS

We summarize below the principal terms of the agreements governing our outstanding indebtedness and those that we expect to govern our new revolving credit facility. This summary is not a complete description of all the terms of such agreements.

Existing Senior Secured Credit Facility

On August 14, 2006, we entered into a senior secured credit facility with a syndicate of financial institutions and institutional lenders with PNC Bank, National Association and Sovereign Bank, as co-syndication agents, Churchill Financial Cayman Ltd and CIT Capital Securities, LLC, as co-documentation agents, Wachovia Bank, National Association, as administrative agent, and Wachovia Capital Markets LLC, as sole lead arranger and book runner. Set forth below is a summary of the terms of our existing credit facility, as amended to date.

Our existing credit facility provides for a $142.0 million term loan and a $20.0 million revolving credit facility, which includes a $10.0 million sublimit for swingline loans and a $10.0 million sublimit for letters of credit. As of June 30, 2010, a total of $101.7 million was outstanding under the term loan and no amounts were outstanding under the revolving credit facility. We also had $2.1 million outstanding under the letter of credit subfacility, which amounts reduce the remaining undrawn portion of the revolving credit facility that is available for future borrowings. All borrowings under our existing credit facility are subject to the satisfaction of required conditions, including the absence of a default at the time of and after giving effect to such borrowing and the accuracy of the representations and warranties of the borrowers.

We intend to repay all amounts outstanding under our existing credit facility and accrued but unpaid interest thereunder with the proceeds of this offering and our initial drawing under our new revolving credit facility.

Interest and Fees

The interest rate per annum applicable to borrowings under the term loan is generally, at our option, equal to either an alternate base rate or LIBOR for a one, two, three or six month interest period, in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) Wells Fargo Bank, N.A.’s prime rate and (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The interest rate per annum applicable to an undrawn letter of credit is equal to the applicable margin for LIBOR rate loans. The interest rate per annum applicable to the swingline loans is equal to an alternate base rate or the LIBOR rate plus an applicable margin percentage.

The applicable margin percentage is currently 5.50% and 6.00% for alternate base rate loans and 6.50% and 7.00% for LIBOR loans under the revolving credit facility and term loan, respectively. The applicable margin percentage for borrowings under the revolving credit facility is subject to change based upon the ratio of our total indebtedness to consolidated EBITDA (as computed under the credit agreement).

On the last day of each calendar quarter we are required to pay each lender a commitment fee equal to 0.50% per annum in respect of any unused commitments under the revolving credit facility.

Prepayments

Subject to certain customary exceptions, our existing credit facility requires mandatory prepayments of the $142 million term loan in amounts equal to:

•	50% of our annual excess cash flow, as computed under the credit agreement, in the event we do not meet certain leverage ratio thresholds;

•	100% of the net cash proceeds from asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions;

•	50% of the net cash proceeds from certain issuances of equity securities; and

•	100% of the net cash proceeds from certain incurrences of debt.

In the event that the sum of the aggregate principal amount of loans outstanding under the revolving credit facility and the aggregate face amount of all letters of credit outstanding under the letter of credit subfacility exceeds the aggregate commitments under the revolving credit facility, we are required to immediately repay loans under the revolving credit facility in the amount of such excess.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than breakage costs with respect to LIBOR rate loans. Interest on the principal amount prepaid is payable on the next occurring interest payment date that would have occurred had such loan not been prepaid.

Amortization of Principal

The principal amount of our existing term loan matures on August 14, 2012. The term loan has quarterly repayment requirements of $1.04 million until maturity, at which time the remaining balance is due. The principal amount of all revolving loans mature on August 14, 2011.

Collateral and Guarantors

Our credit facility is guaranteed by Western Freightways and will be guaranteed by substantially all of our future subsidiaries and secured by substantially all of our existing and future property and assets and by a pledge of the capital stock of our subsidiaries.

Restrictive Covenants and Other Matters

Our existing credit facility requires that we comply on a quarterly basis with certain financial covenants, including a consolidated leverage ratio test, an interest coverage ratio test and a consolidated capital expenditures test, which financial covenants become more restrictive over time. As of June 30, 2010, we were required to maintain our consolidated leverage ratio (the ratio of total indebtedness to consolidated EBITDA for the prior four consecutive fiscal quarters) at less than 5.75 to 1.00. As of June 30, 2010, we were required to maintain our interest coverage ratio (the ratio of consolidated EBITDA to consolidated interest expense for the prior four consecutive fiscal quarters) at greater than 1.65 to 1.00. For the year ending December 31, 2010, our consolidated capital expenditures were permitted to be no greater than $10.0 million. As of June 30, 2010, our leverage ratio was 3.95 to 1.00, our interest coverage ratio was 2.63 to 1.00, and our capital expenditures net of sales for the six months were $4.1 million.

In addition, our credit facility includes negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our subsidiaries to, among other things:

•	incur, assume, permit to exist or guarantee additional debt and issue or sell or permit any subsidiary to issue or sell preferred stock;

•	incur or permit to exist certain liens on property or assets owned or acquired;

•	alter the character of our business in any material respect;

•	dissolve, liquidate or wind up our affairs, or sell, transfer, lease or otherwise dispose of our property or assets;

•	purchase, lease or otherwise acquire property or assets;

•	enter into certain related party transactions;

•	amend, modify or change our governing documents in any respect adverse to the interests of the lenders;

•	amend or modify any material contracts;

•	amend, modify, waive or extend any document governing or related to any subordinated debt; and

•	become liable with respect to any lease, whether an operating lease or a capital lease, of any property.

Our existing credit facility also contains certain customary representations and warranties, affirmative covenants and events of default. If any event of default occurs, the lenders under our existing credit facility will be entitled to take various actions, including the acceleration of amounts due under our credit facility, foreclosure upon the collateral securing the amounts owed and all other actions permitted to be taken by a secured creditor. In addition, upon an event of default, all outstanding principal, fees and other obligations under the new revolving credit facility will bear interest at a rate per annum of 2% in excess of the rate then applicable.

9% Subordinated Notes

On December 1, 2006, we issued an aggregate of $1.7 million of subordinated notes to three individuals in connection with our acquisition of Western Freightways. Interest on the subordinated notes accrues at an annual rate of 9%. Upon certain customary events of default, the noteholders may declare the unpaid principal of and accrued interest on their notes to be immediately due and payable. The subordinated notes generally are subordinated to the payment in full of all senior debt, including our existing credit facility although the notes will mature upon the occurrence of this offering.

We intend to repay all amounts outstanding under our 9% subordinated notes and accrued but unpaid interest thereunder with the proceeds of this offering and our initial drawing under our new revolving credit facility.

14% Convertible Subordinated Notes

On June 29, 2007, we issued $2.5 million of convertible subordinated notes due February 28, 2013 as consideration in connection with our acquisition of P&P Transport and Evergreen Equipment Leasing Co., Inc. On March 28, 2008, the notes were amended to allow for deferment of interest. Interest on the convertible subordinated notes currently accrues at an annual rate of 14%. The notes are convertible at a conversion price of           per share.          shares are issuable pursuant to the conversion rights under the notes. Upon certain customary events of default, the noteholders may declare the unpaid principal of and accrued interest on their notes to be immediately due and payable. The convertible subordinated notes generally are subordinated to the payment in full of all senior debt, including our existing credit facility.

We intend to repay all amounts outstanding under our 14% convertible subordinated notes and accrued but unpaid interest thereunder with the proceeds of this offering and our initial drawing under our new revolving credit facility.

7.5% Senior Subordinated Notes

On November 19, 2009, we entered into a note and warrant purchase agreement with JCP Fund IV, whereby we issued an aggregate of $10.0 million of 7.5% senior subordinated notes due June 30, 2014 for an aggregate purchase price of approximately $9.5 million. Concurrently, we also issued warrants to purchase           shares of our common stock to JCP Fund IV for an aggregate purchase price of approximately $0.5 million. The warrants currently have an exercise price of $     and expire on November 19, 2019. JCP Fund IV has confirmed to us that it intends to exercise its warrants on a cashless basis in connection with this offering. Under the terms of the warrants, we will deliver to JCP Fund IV a number of shares equal to the number of shares issuable upon exercise of the warrants less a number of shares equal to the quotient of the aggregate exercise price of the warrants by the initial public offering price, which we will deem to be the fair market value of shares of our common stock.

Interest on the senior subordinated notes accrues at an annual rate of 7.5% and is payable annually on December 15 of each year. Payment of interest for any annual period concluding prior to the payment in full of all obligations under our existing credit facility is delayed until June 30, 2014 with such interest accruing and compounding at an annual rate equal to 7.5%. Amounts remain outstanding under our credit facility, and accordingly, interest on the notes is being compounded.

Upon an initial public offering or a change of control, the outstanding principal and accrued interest on each note is payable at the option of the noteholders. Upon the occurrence of certain events of default, including our default in payment of principal or interest payable on the notes, the noteholders may accelerate the indebtedness under the notes and cause the unpaid principal and accrued interest to become immediately due and payable.

The notes contain certain covenants, including those limiting our ability to declare or make certain payments and enter into certain transactions with our affiliates. We intend to repay all amounts outstanding under our 7.5% senior subordinated notes and accrued but unpaid interest thereunder with the proceeds of this offering and our initial drawing under our new revolving credit facility.

New Revolving Credit Facility

Concurrently with this offering, we intend to enter into a revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, and Wells Fargo Securities, LLC, as sole lead arranger and book runner, and a syndicate of financial institutions. We expect our revolving credit facility will provide for a $60.0 million revolving credit facility, which amount we will be entitled, under certain circumstances, to increase by up to $25.0 million at any time. We expect that all borrowings under our new revolving credit facility will be subject to the satisfaction of required conditions, including the absence of a default at the time of and after giving effect to such borrowing and the accuracy of the representations and warranties in the agreement.

Interest and Fees

We anticipate that the applicable interest rate on borrowings under our new revolving credit facility will be generally, at our option, equal to either a base rate or LIBOR for a one, two, three or six month interest period, in each case, plus an applicable margin percentage. We expect the base rate will be the greater of (1) Wells Fargo Bank, N.A.’s prime rate, (2) one-half of 1% over the Federal funds rate or (3) the daily LIBOR rate for a one month interest period plus 1.00%. We expect the interest rate per annum applicable to any unreimbursed drawing under any letter of credit will be equal to the applicable margin for LIBOR rate loans.

The applicable margin percentage for borrowings under our revolving loans is anticipated to be subject to change based upon our leverage ratio (as computed under the credit agreement). The initial applicable margin percentages are expected to be equal to the base rate plus 1.25% for base rate loans and the LIBOR rate plus 2.25% for adjusted LIBOR loans.

On the last day of each calendar quarter we expect to be required to pay each lender a commitment fee in respect of any unused commitments under the revolving credit facility. The commitment fee is expected to be 0.35% per annum initially and will be subject to adjustment based upon our leverage ratio (as computed under the credit agreement).

Prepayments

In the event that the sum of the aggregate principal amount of loans outstanding under the new revolving credit facility and the aggregate face amount of all letters of credit outstanding under the new revolving credit facility exceeds the aggregate commitments under the new revolving credit facility, we expect that we will be required to immediately repay loans under the new revolving credit facility in the amount of such excess.

Voluntary prepayments and commitment reductions are expected to be permitted, in whole or in part, in minimum amounts of $1.0 million without premium or penalty, other than breakage costs with respect to LIBOR rate loans.

Maturity and Availability

The borrowings under the new revolving credit facility are expected to mature on the date five years following the closing date of this offering. Loans under the new revolving credit facility are expected to be available on and after the closing date at any time prior to such maturity date.

Collateral and Guarantors

We expect that our credit facility will be guaranteed by Western Freightways, Inc. and P&P Transport Inc., two of our subsidiaries, and will be guaranteed by substantially all of our future subsidiaries and will be secured by substantially all of our existing and future property and assets, the existing and future property and assets of our subsidiaries, and by a pledge of the capital stock of our subsidiaries.

Restrictive Covenants and Other Matters

We expect that our new revolving credit facility will require that we comply on a quarterly basis with certain financial covenants, including a maximum secured leverage ratio test and a minimum fixed charge coverage ratio test. We anticipate that we will be required to maintain a secured leverage ratio not greater than 2.50 to 1.00 and a fixed charge coverage ratio not less than 1.25 to 1.00.

In addition, we expect our new revolving credit facility will include negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our subsidiaries, to, among other things:

•	incur, assume, permit to exist or guarantee additional debt and issue or sell or permit any subsidiary to issue or sell preferred stock;

•	incur or permit to exist certain liens on property or assets owned or acquired;

•	alter the character of our business in any material respect;

•	dissolve, liquidate or wind up our affairs, or sell, transfer, lease or otherwise dispose of our property or assets;

•	purchase or otherwise acquire property or assets;

•	enter into certain related party transactions;

•	amend, modify or change our governing documents in any respect adverse to the interests of the lenders;

•	amend or modify any material contracts;

•	amend, modify, waive or extend any document governing or related to any subordinated debt;

•	enter into any sale-leaseback agreements; and

•	provide any negative pledges.

Our new revolving credit facility is also expected to contain certain customary representations and warranties, affirmative covenants and events of default. If any event of default occurs, we expect the lenders under our new revolving credit facility will be entitled to take various actions, including the acceleration of amounts due under our credit facility, foreclosure upon the collateral securing the amounts owed and all other actions permitted to be taken by a secured creditor. In addition, we anticipate that upon an event of default, all outstanding principal, fees and other obligations under the new revolving credit facility will bear interest at a rate per annum of 2% in excess of the rate then applicable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of our common stock, or the availability for future sale of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the market, or the perception that such sales could occur, could harm the prevailing market price of shares of the common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have           shares of common stock outstanding, based on           shares of common stock outstanding as of the date of this prospectus. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional securities, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

As a result of the lock-up agreements described below and the provisions of Rule 144 of the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares are eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

In addition, upon the completion of this offering,          shares may be issued upon the exercise of vested options.

Lock-Up Agreements

We and all of our directors and executive officers, our shareholders and certain holders of our stock options, collectively representing           of our total shares of common stock (including shares of common stock subject to option) will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. Approximately     % of our outstanding shares of common stock or          % of our issuable shares of common stock will be subject to such lock-up agreements upon closing of this offering. These agreements are more fully described in “Underwriting.”

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described above.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares will be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Registration Rights

NCT Acquisition LLC, the entity through which JCP Fund IV and James J. Dowling hold certain of their securities in New Century, as well as certain individual investors, including Harry Muhlschlegel, his wife, Karen Muhlschlegel, his sister, Carla English, James Molinari, Brian Fitzpatrick and Jerry Shields possess certain registration rights with respect to our common stock. These shareholders, who hold           shares of our common stock (           shares assuming exercise of the underwriters’ over-allotment option in full), have certain rights allowing them to demand that we register the resale of their shares under the Securities Act. The holders of a majority of the           shares held by NCT Acquisition LLC may make an unlimited number of demands for registration at any time. The holders of a majority of the           shares held by the other investors may make up to two demands for registration of such shares beginning 18 months after the completion of this offering. In addition, at any time after completion of this offering, if we propose to register any of our securities under the Securities Act, these shareholders are entitled to 30-day notice of the proposed registration and, subject to customary conditions and limitations, are entitled to have their shares included in the associated registration statement. We are required to use our best efforts to effect these registrations, subject to customary conditions and limitations. We will bear all expenses incurred in connection with the registration of shares under these registration rights. NCT Acquisition LLC has waived its registration rights in connection with this offering except to the extent that the underwriters exercise their option to purchase additional securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS

The following discussion is a general summary of the material U.S. federal tax consequences of the ownership and disposition of our common stock applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our common stock that is not a U.S. person for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) was in existence on August 20, 1996, was treated as a U.S. domestic trust immediately prior to that date, and has validly elected to continue to be treated as a U.S. domestic trust.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and non-U.S. holders that own or have owned, actually or constructively, more than 5% of our common stock). This summary is based on provisions of the Code, applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

We encourage each prospective non-U.S. holder to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be “U.S. trade or business income” if such dividend income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a

U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to our discussion in “Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

Subject to our discussion in “Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as described above;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation,” which we refer to as “USRPHC,” under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition by the non-U.S. holder and the non-U.S. holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. We do not believe that we are or have been a USRPHC, nor do we anticipate that we will become a USRPHC. However, if we are found to be a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as our common stock is “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our common stock during the shorter of the five-year period ending on the date of disposition and such non-U.S. holder’s holding period for our common stock. Prospective investors should be aware that no assurance can be given that our common stock will be so regularly traded when a non-U.S. holder disposes of its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28% and scheduled to increase to 31% for taxable years 2011 and thereafter) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, or a “U.S. related person.” In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information on a timely basis to the IRS.

Recently-Enacted Federal Tax Legislation

Under recently enacted legislation, foreign financial institutions (which include hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) and other foreign entities must comply with new information reporting rules and due diligence requirements with respect to their U.S. account holders and investors. A foreign financial institution or other foreign entity that does not comply with the new reporting requirements generally will be subject to a 30% withholding tax with respect to any “withholdable payments” made after December 31, 2012, other than such payments that are made on “obligations” that are outstanding on March 18, 2012. For this purpose, “withholdable payments” are U.S.-source payments, such as dividends, otherwise subject to nonresident withholding tax, discussed above, and also include the entire gross proceeds from the sale of any equity of U.S. issuers. The U.S. Department of Treasury and IRS have announced that they intend to issue regulations specifying that instruments treated as equity for U.S. tax purposes, such as our common stock, will not be considered “obligations” and thus will not be excepted from the new reporting and withholding requirements regardless of when issued. The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., capital gain from the sale of our stock). The Treasury is authorized to provide rules for implementing the withholding regime with the existing nonresident withholding tax rules.

Withholding under the recently enacted legislation will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and the Treasury is authorized to provide additional exceptions.

Prospective non-U.S. holders should consult with their tax advisors regarding the application of the new provisions to the ownership and disposition of our common stock.

Federal Estate Tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Number
Underwriters	of Shares

Wells Fargo Securities, LLC
Stifel, Nicolaus & Company, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
RBC Capital Markets Corporation
Stephens Inc.
Dahlman Rose & Company, LLC

Total

The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $      per share. After the initial offering, the public offering price and concession to dealers may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and the selling shareholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts and commissions to be paid
New Century
Selling shareholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $      . We will not receive any proceeds from the sale of the shares by the selling shareholders.

Over-Allotment Option

Certain of our shareholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to           additional shares of our

common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity

We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We and all of our directors and executive officers, our shareholders and certain holders of our stock options, collectively representing           of our total shares of common stock (including shares of common stock subject to option) have agreed that, without the prior written consent of Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus (as the same may be extended as described below), directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•	file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than any registration statement filed to register shares of common stock to be sold to the underwriters pursuant to the underwriting agreement; or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in the first or third bullet points above is to be settled by delivery of our common stock, other capital stock, other securities, in cash or otherwise. If:

•	during the last 17 days of the 180-day restricted period described above, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period described above, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of such 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities and Stifel, Nicolaus & Company, Incorporated waive, in writing, such extension.

The restrictions described in the immediately preceding paragraph do not apply to:

(1) the sale of shares to the underwriters pursuant to the underwriting agreement;

(2) the issuance by us, in the ordinary course consistent with past practice, of shares and options to purchase shares, of common stock pursuant to stock option plans described in this prospectus, as those plans are in effect on the date of the underwriting agreement;

(3) the issuance by us of shares of common stock upon the exercise of stock options that are described in this prospectus and outstanding on the date of this prospectus, and the issuance by us of shares of common stock upon the exercise of stock options issued after the date of this prospectus under stock option plans referred to in clause (2) above, as those plans are in effect on the date of this prospectus;

(4) the filing by us of any registration statement on Form S-8 with the SEC relating to the offering of securities pursuant to terms of a stock option or similar plan in effect on the date of this prospectus and as described in this prospectus;

(5) transfers or sales of any common stock or other capital stock or any securities convertible into or exchangeable or exercisable for common stock or other capital stock:

(a) if made by any securityholder that is a natural person, as a bona fide gift or gifts to any member of the immediate family of that securityholder or to a trust the beneficiaries of which the beneficiaries are exclusively that securityholder or members of that securityholder’s immediate family;

(b) if made by any securityholder that is a natural person, as bona fide gifts to a charity or education institution; or

(c) if made by a securityholder that is a partnership or limited liability company, to a partner, member, affiliate or stockholder of such partnership or limited liability company;

(6) securityholders entering into transactions relating to shares of common stock or our other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

(7) securityholders establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period described above (as the same may be extended as described above); or

(8) securityholders entering into transaction relating to sales of shares of common stock underlying employee stock options that are scheduled to expire during the restricted period described above in connection with the cashless exercise of those stock options by our former employees, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction other than filing a Form 5 after the expiration of the restricted period described above, provided that, in the case of any transfer described in clause (5) above, it shall be a condition to the transfer that (a) the transferee executes and delivers to Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, acting on behalf of the underwriters, not later than one business day prior to such transfer, a written agreement (it being understood that any references to “immediate family” in such agreement shall expressly refer only to the immediate family of the officer, director or securityholder who is transferring the securities in question and not to the immediate family of the transferee) wherein the transferee agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph, and satisfactory in form and substance to Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, (b) the transfer is not required to be reported in any public report or filing, including, but not limited to, any filing under Section 16(a) of the Exchange Act on Form 3, Form 4 or Form 5 or otherwise, during the 180-day restricted period, and (c) the transferor shall not effect any public filing or report regarding such transfer or otherwise publicly disclose any such transfer during the 180-day restricted period. For purposes of this paragraph, “immediate family” shall mean a spouse, lineal descendent, father, mother, brother or sister of the transferor.

Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares of common stock or other securities subject to the lock-up agreements.

Listing on the Nasdaq Global Market

We have applied to list our common stock on the Nasdaq Global Market under the symbol “NCTX.”

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option referred to above. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The representatives of the underwriters have advised us that these transactions, if commenced, may be effected on the Nasdaq Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include the valuation multiples of publicly-traded companies that the representatives of the underwriters believe are comparable to us, our history and prospects and the outlook for our industry, an assessment of our management, our past and present business operations and relationships, and the prospects for, and timing of, our future sales and an assessment of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Other

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement. We will use a portion of the proceeds from this offering to repay amounts outstanding under this credit facility as described under “Use of Proceeds.” As a result of these repayments, affiliates of Wells Fargo Securities, LLC will receive 5% or more of the net proceeds from this offering. An affiliate of Wells Fargo Securities, LLC is expected to be the arranger and a lender under our new revolving credit facility. See “Conflicts of Interest.”

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell stock in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WSIL.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common stock may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

In addition, each underwriter: (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FMSA) received by it in connection with the issue or sale of shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

France

The prospectus (including any amendment, supplement or replacement thereto) has not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold or will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2,

D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; neither this prospectus nor any other materials related to the offer or information contained herein or therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the representatives’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Italy

The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, any securities in the Republic of Italy in a solicitation to the public, and sales of the securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the securities cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to the securities in the Republic of Italy except: to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of July 2, 1998, as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of February 24, 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of May 14, 1999, as amended, applies, provided, however, that any such offer, sale or delivery of the securities or distribution of copies of this prospectus or any other document relating to the securities in the Republic of Italy must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of the securities issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Dubai

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares which are the subject of the offering contemplated by this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

CONFLICTS OF INTEREST

More than 5% of the net proceeds of the offering are expected to be used to repay borrowings we have received from Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC. Because Wells Fargo Securities, LLC is a participating underwriter in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 2720 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Stifel, Nicolaus & Company, Incorporated has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. In addition, in accordance with Rule 2720, Wells Fargo Securities, LLC will not make sales to discretionary accounts without the prior written consent of the customer.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (609) 265-1110, or by mail to New Century Transportation, Inc., 45 East Park Drive, Westampton, New Jersey 08060, Attention: Investor Relations.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NEW CENTURY TRANSPORTATION, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
New Century Transportation, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of New Century Transportation, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Transportation, Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Philadelphia, Pennsylvania

August 11, 2010

NEW CENTURY TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

				Pro forma
	December 31,		June 30,	June 30,
	2008	2009	2010	2010
			(Unaudited)	(Unaudited)
	(In thousands except share data)

Assets
Current assets:
Cash and cash equivalents	$3,395	$2,412	$4,983	$4,983
Restricted cash	1	—	1,243	1,243
Accounts receivable, net of allowance for doubtful accounts of $629 at December 31, 2008 and 2009 and $318 at June 30, 2010	25,727	24,585	28,724	28,724
Deferred income taxes	—	510	450	450
Prepaid expenses and other current assets	4,048	3,953	3,733	3,733
Deferred costs	1,225	1,525	2,090	2,090

Total current assets	34,396	32,985	41,223	41,223
Property and equipment, net	94,966	76,059	70,394	70,394
Deferred finance charges, net	1,679	1,827	1,203	1,203
Intangible assets, net	5,530	4,834	4,487	4,487
Goodwill	8,798	8,798	8,798	8,798
Other assets	841	645	1,195	1,195

Total assets	$146,210	$125,148	$127,300	$127,300

Liabilities and Shareholders’ Deficit
Current liabilities:
Current maturities of long-term debt	$1,339	$4,160	$4,160	$4,160
Accounts payable	6,122	7,610	9,909	9,909
Accrued expenses	5,648	7,004	10,062	10,062
Deferred income taxes	814	—	—	—
Deferred revenue	1,477	1,692	2,383	2,383

Total current liabilities	15,400	20,466	26,514	26,514
Long-term debt	129,637	99,607	97,527	97,527
Deferred income taxes	14,595	13,191	12,585	12,585
Unsecured subordinated notes payable to shareholders and affiliates	1,700	11,118	11,660	11,660
Convertible unsecured subordinated notes payable to affiliates	2,773	3,182	3,407	3,407
Warrant liability	—	580	9,032	—
Other long-term liabilities	1,140	934	306	306

Total liabilities	165,245	149,078	161,031	151,999

Commitments and contingencies (note 8)
Shareholders’ deficit:
Common stock, $0.01 par value; authorized 180,000 shares; issued and outstanding 57,372, at December 31, 2008 and 2009 and 57,713 shares at June 30, 2010 and shares at June 30, 2010 pro forma	1	1	1	1
Additional paid-in capital	2,378	2,493	2,535	11,567
Accumulated other comprehensive loss	(721)	(594)	(176)	(176)
Accumulated deficit	(20,693)	(25,830)	(36,091)	(36,091)

Total shareholders’ deficit	(19,035)	(23,930)	(33,731)	(24,699)

Total liabilities and shareholders’ deficit	$146,210	$125,148	$127,300	$127,300

See accompanying notes to consolidated financial statements.

NEW CENTURY TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year ended December 31,				Six months ended June 30,
	2007	2008	2009		2009	2010
					(Unaudited)	(Unaudited)
	(In thousands except share data)

Net revenues, excluding fuel surcharge revenues	$205,585	$228,966		$203,127	$99,741		$107,955
Fuel surcharge revenue	33,425	59,683		26,186	10,937		18,217

Total revenues	239,010	288,649		229,313	110,678		126,172

Operating expenses:
Salaries, wages, and benefits	112,526	130,837		114,119	57,353		58,695
Supplies and other expenses	70,636	95,264		62,168	28,492		37,315
Purchased transportation	12,431	9,037		14,236	6,829		8,708
Depreciation and amortization	21,088	22,411		20,875	10,710		10,076
Operating taxes and licenses	11,424	12,731		10,944	5,301		5,225
Insurance and claims	6,302	6,460		5,029	2,399		2,192
Loss/(gain) on disposal of property and equipment	(313)	202		133	(27)		345

Total operating expenses	234,094	276,942		227,504	111,057		122,556

Operating income (loss)	4,916	11,707		1,809	(379)		3,616
Other expense (income):
Interest expense	12,567	13,569		9,658	4,597		6,113
Interest income	(20)	(34)		(27)	(7)		(9)
Change in fair value of warrants	—	—		—	—		8,452

Loss before income taxes	(7,631)	(1,828)		(7,822)	(4,969)		(10,940)
Income tax benefit	(2,729)	(630)		(2,685)	(1,748)		(679)

Net loss	$(4,902)	$(1,198)		$(5,137)	$(3,221)		$(10,261)

Basic and diluted net loss per common share	$(85.44)	$(20.88)		$(89.54)	$(56.14)		$(178.85)

Weighted average basic and diluted common shares outstanding	57,372	57,372		57,372	57,372		57,372

Unaudited pro forma net loss			$			$

Unaudited pro forma basic and diluted net loss per common share			$			$

Unaudited pro forma weighted average basic and diluted common shares outstanding

See accompanying notes to consolidated financial statements.

NEW CENTURY TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Deficit and Comprehensive Loss

				Accumulated
			Additional	other
	Common stock		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	loss	deficit	Total
	(In thousands except share data)

Balance at December 31, 2006	57,372	$1	$2,049	$(125)	$(14,593)	$(12,668)
Stock-based compensation	—	—	145	—	—	145
Comprehensive loss:
Change in fair value of interest rate swap, net of tax benefit of $92	—	—	—	(137)	—	(137)
Change in fair value of interest rate cap, net of tax benefit of $6	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	(4,902)	(4,902)

Comprehensive loss						(5,049)

Balance at December 31, 2007	57,372	1	2,194	(272)	(19,495)	(17,572)
Stock-based compensation	—	—	184	—	—	184
Comprehensive loss:
Change in fair value of interest rate swap, net of tax benefit of $290	—	—	—	(447)	—	(447)
Change in fair value of interest rate cap, net of tax benefit of $1	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	(1,198)	(1,198)

Comprehensive loss						(1,647)

Balance at December 31, 2008	57,372	1	2,378	(721)	(20,693)	(19,035)
Stock-based compensation	—	—	115	—	—	115
Comprehensive loss:
Change in fair value of interest rate swap, net of tax expense of $79	—	—	—	127	—	127
Net loss	—	—	—	—	(5,137)	(5,137)

Comprehensive loss	—					(5,010)

Balance at December 31, 2009	57,372	1	2,493	(594)	(25,830)	(23,930)
Stock-based compensation (unaudited)	—	—	42	—	—	42
Issuance of restricted common stock (unaudited)	341	—	—	—	—	—
Comprehensive loss (unaudited):	—	—	—	—	—	—
Change in fair value of interest rate swap, net of tax expense of $279 (unaudited)	—	—		418	—	418
Net loss (unaudited)	—	—	—	—	(10,261)	(10,261)

Comprehensive loss (unaudited)						(9,843)

Balance at June 30, 2010	57,713	$1	$2,535	$(176)	$(36,091)	$(33,731)

See accompanying notes to consolidated financial statements.

NEW CENTURY TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(4,902)	$(1,198)	$(5,137)	$(3,221)	$(10,261)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	21,088	22,411	20,875	10,710	10,076
Change in fair value of warrant	—	—	—	—	8,452
Amortization of deferred financing costs	525	798	757	344	624
Provision for doubtful accounts	154	743	483	—	—
Stock-based compensation	145	184	115	60	42
(Gain)/loss on disposal of property and equipment	(313)	202	133	(27)	345
Deferred income taxes	(2,735)	(717)	(2,807)	(1,828)	(825)
Changes in assets and liabilities:
Accounts receivable	(339)	1,915	659	2,443	(4,139)
Restricted cash	6	10	1	1	(1,243)
Prepaid expenses and other current assets	(4)	407	621	217	220
Deferred costs	(549)	351	(300)	(439)	(525)
Other assets	20	(223)	196	(305)	(550)
Accounts payable	4,874	(6,204)	1,488	187	2,299
Accrued expenses and other current liabilities	(587)	(141)	1,356	2,582	2,759
Other liabilities	130	(130)	—	—	68
Accrued interest expense on subordinated notes	—	273	407	194	767
Deferred revenue	649	(468)	215	518	691

Net cash provided by operating activities	18,162	18,213	19,062	11,436	8,800

Cash flows from investing activities:
Purchases of property and equipment	(27,794)	(3,767)	(1,507)	(343)	(4,176)
Proceeds from sales of equipment	10,697	2,412	102	75	27
Purchase of P&P Transport, Inc. net of acquired cash	(26,284)	—	—

Net cash used in investing activities	(43,381)	(1,355)	(1,405)	(268)	(4,149)

Cash flows from financing activities:
Borrowings under long-term debt	27,000	—	10,000	—	—
Repayments of long-term debt	(1,640)	(9,384)	(27,209)	(13,606)	(2,080)
Net borrowing (repayment) under line of credit	(4,356)	(3,644)	—	1,000	—
Deferred financing costs	(636)	(484)	(1,431)	—	—

Net cash provided by (used in) financing activities	20,368	(13,512)	(18,640)	(12,606)	(2,080)

Net (decrease) increase in cash	(4,851)	3,346	(983)	(1,438)	2,571
Cash and cash equivalents at beginning of period	4,900	49	3,395	3,395	2,412

Cash and cash equivalents at end of period	$49	$3,395	$2,412	$1,957	$4,983

Supplemental disclosures of cash flow information:
Cash paid for interest	$12,389	$12,223	$8,584	$4,207	$4,718

See accompanying notes to consolidated financial statements.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements
(Information as of June 30, 2010 and for the six
months ended June 30, 2009 and 2010 is unaudited)

(1)	Background

New Century Transportation, Inc. (the Company) was formed on February 24, 2000 in the state of New Jersey and commenced operations during June 2000. The Company offers a full range of over-the-road transportation solutions to its customers.

(2)	Summary of Significant Accounting Policies

(a)  Unaudited Interim Results

The accompanying consolidated balance sheet as of June 30, 2010, the consolidated statements of operations and cash flows for the six months ended June 30, 2009 and June 30, 2010 and the consolidated statements of shareholders’ deficit and comprehensive loss for the six months ended June 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the six month and subsequent periods are unaudited. The results for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

(b)  Principles of Consolidation

The consolidated financial statements include the financial statements of New Century Transportation, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)  Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include salvage values and estimated useful lives of property and equipment; valuation allowances for receivables; the valuation of derivatives, deferred tax assets, property and equipment and stock based compensation; and reserves for self insurance; and other contingencies.

The Company’s operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, general economic factors, availability of employee drivers and owner-operators, capital requirements, competition, unionization, fuel, seasonality, claims, insurance costs, difficulty in managing growth, regulation, environmental hazards, and dependence on key personnel.

(d)  Unaudited Pro forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of June 30, 2010 reflects the cashless exercise of all outstanding warrants into           shares of common stock upon the closing of the initial public offering (IPO) contemplated by the Company’s prospectus as of June 30, 2010. The warrant liability of $9.032 million related to these warrants has been reclassified to additional paid-in capital as these warrants will no longer be outstanding. The Company will continue to record changes in the fair value of the warrants through the consolidated statement of operations until the cashless exercise occurs.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The shares of common stock issued in the IPO and any related estimated net proceeds are excluded from such pro forma information. Additionally, the pro forma information assumes that the outstanding convertible notes will be repaid in cash upon the closing of the IPO.

(e)  Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2009 and June 30, 2010 cash equivalents of $1.513 million and $2.515 million, respectively, consisted of money market funds.

(f)  Restricted Cash

Restricted cash represents funds placed in an escrow account related to workers’ compensation claims as well as employee donations for various charitable activities and is offset by a deposit liability included within other current liabilities in the accompanying consolidated balance sheets.

(g)  Revenue Recognition and Accounts Receivable

Revenue and the related direct costs are recognized on the delivery date, and billing generally occurs on the pick up date. Revenue and the related direct costs for freight in transit at period end are deferred and recognized when the freight has been delivered to the customer, in accordance with Accounting Standards Codification (ASC) topic 605-20-25-13, “Services for Freight-in-Transit at the End of a Reporting Period.” At December 31, 2008, the Company had deferred freight revenues and costs of $1.477 million and $1.225 million, respectively, related to shipments that were not complete as of December 31, 2008. At December 31, 2009, the Company had deferred freight revenues and costs of $1.692 million and $1.525 million, respectively, related to shipments that were not complete as of December 31, 2009. At June 30, 2010, the Company had deferred freight revenues and costs of $2.383 million and $2.090 million, respectively, related to shipments that were not complete as of June 30, 2010.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on its historical write-off experience and a specific review of all past due balances, which is performed monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The activity in the allowance for doubtful accounts for impaired trade receivables as follows (in thousands):

			Six months
	Year ended		ended
	December 31,		June 30,
	2008	2009	2010

Allowance for doubtful accounts at beginning of period	$349	$629	$629
Additions charged to bad debt expense	743	483	—
Write-offs charged against the allowance	(463)	(483)	(311)

Allowance for doubtful accounts at end of period	$629	$629	$318

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

(h)  Property and Equipment

Property and equipment are stated at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the life of assets are charged to expense as incurred. Gains or losses on retirement or disposal of assets are included in income.

Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Tractors	4 to 10 years (0% to 20% salvage value)
Trailers	10 years (10% salvage value)
Temperature-controlled trailers	5 to 7 years (40% salvage value)
Furniture and fixtures and other equipment	4 to 10 years
Leasehold improvements	Remaining lease term

The Company has established a program to remanufacture existing engines. The costs of remanufactured engines are capitalized and depreciated over an estimated 4 year useful life. The remaining useful life of the original tractor receiving the remanufactured engine is adjusted to match the estimated useful life of the remanufactured engine. Other than the cost of the remanufactured engine, there is no change to the net book value or estimated salvage value of the original tractor.

(i)  Tires

The cost of original tires on revenue equipment is included in and depreciated as part of the total revenue equipment cost. Replacement tires are charged to expense when placed in service.

(j)  Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and intangible assets with indefinite useful lives are not amortized, but tested for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared to its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company operates as one reporting unit and performs its annual impairment review as of November 30 of each year. The Company performed its annual impairment review of goodwill and intangible assets and concluded that there was no impairment in 2008 or 2009.

(k)  Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of December 31, 2009 the Company had a certain number of tractors that were designated as non-operating, which management viewed as temporary. This was an event that required management to review for impairment. Based on their review, management determined that no revision of the remaining useful lives or write-down of long-lived assets is required. There were no triggering events in 2008 and 2010. As of December 31, 2008 and June 30, 2010, management believes that no revision of the remaining useful lives or write-down of long-lived assets is required.

(l)  Claims Reserve

The Company is self-insured for a portion of its workers’ compensation and cargo damage expense risk. This self-insurance results from buying insurance coverage that applies in excess of a retained portion of risk for each respective line of coverage. The Company accrues for the cost of the uninsured portion of pending claims by evaluating the nature and severity of individual claims and by estimating future claims development based upon historical claims development trends. Actual settlement of the self-insured claim liabilities could differ from management’s estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported.

(m)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB issued guidance related to accounting for uncertainty in income taxes. This authoritative interpretation clarified and standardized the manner by which companies are required to account for uncertain income tax positions. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company adopted this guidance effective January 1, 2007. The adoption of this guidance did not have any impact on the Company’s financial position, results of operations or cash flows.

(n)  Concentration of Credit Risk

The Company’s customers are primarily located in the Northeastern and Mid-Atlantic sections of the United States. No customer accounted for greater than 4%, 6%, 8%, 8% and 8% of revenue for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2009 and 2010, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company does not require collateral or other securities to support customer receivables.

(o)  Derivative Instruments and Hedging Activities

The Company is subject to interest rate risk on the variable component of the interest rate under the term loan of the Company’s credit agreement. Periodically the Company enters into interest rate

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

swap and cap agreements in an effort to mitigate exposure against such interest rate risk. The Company has designated the interest rate swaps and caps as cash flow hedges. Changes in the fair value of the effective portion of the interest rate swap and caps are recognized in other comprehensive loss until the hedged items are recognized in earnings (see note 11).

(p)  Stock-Based Compensation

The Company measures employee stock-based awards at grant date fair value and records compensation expense on a straight-line basis over the vesting period of the award.

Stock-based compensation costs that have been included in income from continuing operations amounted to $145,000, $184,000, $115,000, $61,000, and $42,000 for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2009 and 2010, respectively, all of which was recorded in salaries, wages, and benefits.

(q)  Net Loss per Common Share

Basic and diluted net loss per common share is determined by dividing net loss applicable to common shareholders by the weighted average common shares outstanding less the weighted average shares subject to repurchase, during the period. The weighted average shares used to calculate both basic and diluted loss per share are the same, as a result of the net loss for all periods.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares as of December 31, 2007, 2008 and 2009 and June 30, 2009 and 2010, as they would be anti-dilutive:

	December 31,			June 30,
	2007	2008	2009	2009	2010

Options outstanding	7,322	7,322	7,905	7,322	7,564
Unvested restricted stock	—	—	—	—	341
Warrants outstanding	—	—	21,053	—	21,053
Impact of convertible note	2,697	2,697	2,697	2,697	2,697

	10,019	10,019	31,655	10,019	31,655

The unaudited pro forma net loss per common share is computed using the weighted average number of common shares outstanding and assumes the cashless exercise of all outstanding warrants into           shares of common stock upon the closing of the Company’s planned IPO, as if it had occurred at the later of the beginning of the period or date of issuance. Accordingly, net loss is adjusted to remove the expense associated with the warrants. The Company believes the unaudited pro forma net loss per common share provides material information to investors as the exercise of the warrants is expected to occur upon the closing of an IPO, and the disclosure of pro forma net loss per common share provides an indication of net loss per common share that is comparable to what will be reported by the Company as a public company following the closing of the IPO.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share (in thousands, except share data):

	Year ended	Six months ended
	December 31,	June 30,
	2009	2010

Numerator:
Net loss	$(5,137)	$(10,261)
Effect of pro forma exercise of warrants:
Change fair value of warrants	—	8,452

Pro forma net loss	$(5,137)	$(1,809)

Denominator:
Weighted average common shares outstanding	57,372	57,372
Effect of pro forma exercise of warrants:

Shares used in computing unaudited pro forma weighted average basic and diluted common shares outstanding

Unaudited pro forma basic and diluted net loss per common share	$	$

(r)  Segment Information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its services. Accordingly, the Company does not prepare discrete financial information with respect to separate service areas and does not have separately reportable segments.

(s)  Recently Adopted Accounting Guidance

On September 30, 2009, the Company adopted changes issued by the FASB to accounting for and disclosure of events that occurred after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “Subsequent Events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events that occurred after the balance sheet date. The adoption of these changes had no impact on the consolidated financial statements. The Company has evaluated subsequent events from the balance sheet date through August 11, 2010, the date at which the financial statements were issued.

(3)	Goodwill and Intangible Assets

The Company acquired 100% of Western Freightways, Inc. and P&P Transport, Inc., on December 1, 2006 and June 29, 2007, respectively. These transactions were accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the acquisition date. The excess of the purchase price over the fair value of net assets acquired was assigned to identifiable intangibles. As of December 31, 2008 and 2009 and June 30, 2010, the net amount of goodwill and amortizable intangibles relating to these transactions is $14.328 million, $13.632 million and $13.284 million, respectively. The Company has not recorded any

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

goodwill impairment losses since the adoption of Accounting Standards Codification Topic 350, Intangibles — Goodwill and Other.

The components of amortizable and non-amortizable intangible assets are as follows (in thousands):

		December 31, 2008		December 31, 2009		June 30, 2010
	Weighted	Gross		Gross		Gross
	Average Life	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	(years)	Amount	Amortization	Amount	Amortization	Amount	Amortization

Customer Relationships	9.1	$6,170	$1,260	$6,170	$1,956	$6,170	$2,303
Trademark	N/A	620	—	620	—	620	—

		$6,790	$1,260	$6,790	$1,956	$6,790	$2,303

Amortization expense for amortizing intangible assets was $565,000 for the year ended December 31, 2007 and $695,000 for each of the years ended December 31, 2008 and 2009 and $348,000 for each of the six months ended June 30, 2009 and 2010. The intangible assets have a weighted average amortization period of 9.1 years. Estimated amortization expense for the next five years is $695,000 per year in 2010 through 2014.

(4)	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		June 30,
	2008	2009	2010

Tractors	$93,850	$94,764	$97,752
Trailers	53,383	52,427	52,333
Warehouse and yard equipment	1,794	1,743	1,826
Office, computer, and communications equipment	6,532	6,818	6,958
Leasehold improvements	3,077	3,406	3,446
Construction in process	148	436	564

	158,784	159,594	162,879
Less accumulated depreciation and amortization	(63,818)	(83,535)	(92,485)

	$94,966	$76,059	$70,394

Depreciation and amortization expense on property and equipment was $20.523 million, $21.716 million, $20.180 million, $9.362 million and $9.727 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively.

(5)	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,		June 30,
	2008	2009	2010

Accrued compensation and benefits	$2,026	$2,244	$4,974
Accrued insurance reserves	1,432	2,034	2,428
Accrued other	2,190	2,726	2,660

	$5,648	$7,004	$10,062

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

(6)	Indebtedness

(a)  Secured Credit Facility

Prior to November 2009, the Company had a secured credit facility with various institutional lenders. The prior credit facility provided the Company with a $25.0 million revolving credit facility and $142 million term loan. On November 19, 2009, the Company amended its credit facility with the same institutional lenders (the Credit Facility). The Credit Facility, as amended, provides the Company with a $20 million revolving credit facility and $142.0 million term loan. The Credit Facility contains certain financial and nonfinancial covenants. The Credit Facility is secured by 100% of the equity interest in all of the Company’s subsidiaries and all tangible and intangible assets of the Company. Proceeds from the term loan were used primarily to repay all of the Company’s then outstanding loans, line of credit, and notes payable to shareholders and affiliates, and to finance the Company’s acquisitions. At December 31, 2009, and June 30, 2010, the Company was in compliance with the terms of the facility including all covenants, as amended.

Line of Credit

The $20 million line of credit facility bears interest at the Prime lending rate plus a margin of up to 6% or the London Interbank Offered Rate (LIBOR) plus a margin of up to 7%, at the Company’s option. The margin rates are variable based upon the Company’s consolidated leverage ratio, measured quarterly. Interest on outstanding amounts at the Prime rate is payable monthly. Interest on outstanding balances utilizing the LIBOR option is payable at the expiration of the LIBOR term. The Company makes appropriate accruals to recognize any interest expense incurred but not paid at the end of each accounting period. After consideration of stand-by letters of credit outstanding, $18.091 million and $17.860 million were available under the line of credit as of December 31, 2009 and June 30, 2010, respectively

The line of credit expires on August 14, 2011. There were no outstanding borrowings under the line of credit as of December 31, 2008 and 2009 and as of June 30, 2010.

Term Loan

The $142 million term loan bears interest at the Prime lending rate plus a margin of 6% or the LIBOR rate plus a margin of 7%, at the Company’s option. Interest on outstanding amounts at the Prime rate is payable monthly. Interest on outstanding balances utilizing the LIBOR option is payable at the expiration of the LIBOR term. The Company makes appropriate accruals to recognize any interest expense incurred but not paid at the end of each accounting period. The weighted average interest rate on the debt outstanding on the term loan was 6.71%, 8.67% and 8.67% as of December 31, 2008 and 2009 and June 30, 2010. The term loan amortizes at a rate of 4% per year, payable quarterly, with the remaining unpaid balance due upon maturity on August 14, 2012. The Company made voluntary prepayments, reducing the outstanding balance of the term loan totaling $8.0 million during 2008 and $13.0 million during 2009.

Borrowings under the term loan bear interest at variable rates. The Company manages its exposure to changes in market interest rates by entering into interest rate swaps (Note 11).

(b)  Notes Payable to Shareholders and Affiliates

At December 31, 2008 and 2009 and June 30, 2010, unsecured subordinated notes payable to certain Company shareholders and affiliates totaled $4.473 million, $14.3 million and $15.067 million, including accrued interest of $682,000 and $1.369 million and a discount associated with detachable warrants of $580,000 and $502,000, respectively.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

In connection with the acquisition of Western Freightways, the Company issued notes payable to shareholders and affiliates in the amount of $1.7 million. The notes bear interest at a rate of 9%, payable quarterly, and are due and payable on December 1, 2012, or earlier upon a change of control or qualified initial public offering, as defined.

In connection with the acquisition of P&P Transport, $2.5 million of convertible notes were issued to affiliates. On March 28, 2008 the notes were amended to subordinate interest expense as defined by the Credit Agreement. As amended, the notes accrue interest quarterly at an interest rate of 14%. The principal amount of the notes and accrued interest are due and payable on February 28, 2013. Interest accrued on the notes was $273,000, $682,000 and $907,000 as of December 31, 2008 and 2009 and June 30, 2010, respectively. Prior to the amendment, interest was payable quarterly at an interest rate of 7%. These notes are convertible at the option of the holder into 2,697 shares of common stock, at a conversion price of $927 per share.

On November 19, 2009, $10 million of notes were issued to Jefferies Capital Partners and its affiliates in exchange for $10 million in cash proceeds used to reduce the balance of the Company’s term debt in accordance with the terms of the amended Credit Agreement. The notes bear interest at a rate of 7.5% payable on each December 15 commencing on December 15, 2010, or at the Company’s option, interest will accrue and compound annually. The principal amount of the notes and accrued interest are due and payable on June 30, 2014 or, at the holder’s option, upon a change of control or an initial public offering. These notes were issued with detachable warrants exercisable for up to 21,053 shares of common stock at an exercise price of $475 per share. The detachable warrants are recorded as a liability, as the warrants entitle the holder to settle in cash at the option of the holder and are measured at fair value using the Black-Scholes option pricing model, with any changes in fair value reported in earnings. For the year ended December 31, 2009, the fair value of the warrants was recorded at $580,000 with no change in the value at December 31, 2009. For the six months ended June 30, 2010 the warrants were valued at $9.032 million with the change of $8.452 million from December 31, 2009 reported in the consolidated statement of operations. The following table summarizes the assumptions used for the Black-Scholes option pricing model for the warrants:

	December 31,	June 30,
	2009	2010

Fair value of common stock	$210.00	$810.00
Expected dividend yield	—	—
Expected volatility	37.5%	37.5%
Risk-free interest rate	2.7%	1.8%
Remaining contractual term	5 years	4.5 years

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The aggregate maturities of long-term debt for each of the years subsequent to December 31, 2009 through the loan maturity dates are as follows (in thousands):

		Notes payable
		to
	Credit	shareholders and
	agreement	affiliates	Total

Year ending December 31:
2010	$4,160	$—	$4,160
2011	4,160	—	4,160
2012	95,447	1,700	97,147
2013	—	3,180	3,180
2014	—	10,000	10,000

	103,767	14,880	118,647
Less current portion of long-term debt:	(4,160)	—	(4,160)

	$99,607	$14,880	$114,487

The amounts above exclude $580,000 of debt discount related to the warrants as of December 31, 2009.

(7)	401(k) Retirement

The Company maintains a 401(k) savings and investment plan that permits eligible employees to contribute funds on a pretax basis. The plan provides for employee contributions up to the maximum allowable by the Internal Revenue Service. Prior to suspending matching contributions effective March 31, 2009, the Company matched 25% of the first 6% of employee contributions. The Company’s expense in connection with such matching was $977,000, $1.063 million, $187,000, $187,000 and $0 for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

(8)	Commitments and Contingencies

(a)  Operating Leases

The Company leases its corporate headquarters, a warehouse facility, a maintenance facility and adjacent parking facility, its Denver, Colorado facility and certain revenue equipment from related limited liability corporations controlled by the Company’s shareholders or affiliates of the Company’s shareholders. Rental expense under these operating leases was $1.972 million, $2.021 million, $2.070 million, $1.027 million and $1.052 million for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively (note 10). The Company also leases other office and revenue equipment. Rental expense under these operating leases for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 was $2.691 million, $3.868 million, $3.359 million, $1.583 million and $1.721 million, respectively. Future lease commitments under all noncancelable lease commitments are as follows at December 31, 2009 (in thousands):

		Related-party	Other
	Related-party	equipment	operating
	facility leases	leases	leases	Total

Year ending December 31:
2010	$2,078	$18	$2,150	$4,246
2011	937	—	1,912	2,849
2012	329	—	1,813	2,142
2013	—	—	1,679	1,679
2014	—	—	1,157	1,157
Thereafter	—	—	78	78

Total minimum lease payments	$3,344	$18	$8,789	$12,151

(b)  Contingencies

The Company in the normal course of business has commitments, lawsuits, contingent liabilities, and claims. Based on the present knowledge of the facts and, in certain cases, opinions of outside counsel, the Company does not expect that any sum it may have to pay in connection with these matters will have a materially adverse effect on its consolidated financial position or results of operations.

(c)  Employment agreements

Certain of the officers of the Company have employment agreements providing for severance and continuation of benefits in the event of termination without cause, including in the event of a Change in Control of the Company, as defined in the agreements.

(9)	Income Taxes

The federal and state income tax provision benefit consists of the following (in thousands):

	Year ended
	December 31,
	2007	2008	2009

Current provision	$—	$87	$122
Deferred benefit	(2,729)	(717)	(2,807)

	$(2,729)	$(630)	$(2,685)

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The reconciliation between income taxes at the statutory rate and the amount recorded in the accompanying consolidated financial statements is as follows:

	Year ended December 31,
	2007	2008	2009

Statutory federal tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.9	9.0	6.0
Permanent differences	(2.8)	(12.1)	(2.4)
Valuation allowance	(2.5)	10.2	—
Expired state net operating loss
carryforwards	(1.1)	(6.6)	(1.7)
Other	3.3	—	(1.6)

	35.8%	34.5%	34.3%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities were as follows (in thousands):

	December 31,
	2008	2009

Deferred tax assets:
Net operating loss carryforwards and
credits	$14,110	$11,645
Accruals not currently deductible	369	699
Derivatives	470	379

	14,949	12,723

Deferred tax liabilities
Depreciation and amortization	$(29,421)	$(25,404)
Cash to accrual differences	(937)	—

	(30,358)	(25,404)

Deferred tax liabilities, net	$(15,409)	$(12,681)

No valuation allowance was deemed necessary for deferred tax assets as of December 31, 2008 and 2009. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods and in the tax jurisdictions in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences as of December 31, 2008 and 2009. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2009, the Company has approximately $28.817 million of federal net operating loss carryforwards, which will begin to expire in 2027. At December 31, 2009, the Company has approximately $42.483 million of state net operating loss carryforwards that begin to expire in 2010. In addition, during 2009 the Company wrote off $2.294 million of state net operating loss carryforwards, representing state loss carryforwards which expired in that year.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company evaluated its exposure under the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, formerly known FASB Interpretation No. 48, and as a result, concluded that the Company was not subject to any material liabilities for unrecognized income taxes.

The Company’s U.S. Federal income tax returns for the years ended December 31, 2006, and thereafter remain subject to examination by the U.S. Internal Revenue Service. The Company also files returns in numerous state jurisdictions, which have varying statutes of limitations. Generally, state tax returns for years ended December 31, 2006 and thereafter, depending upon the jurisdiction, remain subject to examination.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest penalties on the Company’s balance sheets at December 31, 2008 or 2009, and has not recognized any material interest and/or penalties in the statement of operations for the years ended December 31, 2007, 2008 or 2009.

(10)	Related-Party Transactions

The Company incurred rental expense from operating leases with related limited liability corporations controlled by the Company’s shareholders or affiliates of the Company’s shareholders (note 8). The lease for the corporate headquarters as amended on June 23, 2006 is for an initial five-year term, expiring on April 30, 2011 with two five-year renewal terms thereafter. The leases for the maintenance facility and adjacent parking facility are for an initial 55-month term, expiring on April 30, 2011 with two five-year renewal terms thereafter. The lease for the warehouse facility is for an initial 57-month term, expiring on April 30, 2011 with two five-year renewal terms thereafter. The lease for the Denver, Colorado facility is for an initial three-year term expiring November 30, 2009 with two three-year renewal terms thereafter. The Company also leased certain revenue equipment from a shareholder pursuant to operating leases. These leases expire on June 1, 2011.

(11)	Financial Instruments and Hedging

Effective August 18, 2006, the Company entered into an interest rate swap agreement that effectively converted $75 million of the Company’s variable rate debt to a fixed-rate basis, thereby hedging against the impact of potential interest rate changes on future interest expense. The notional amount of the swap decreased to $50 million on February 19, 2008. Under this agreement the Company paid a fixed interest rate of 5.27%. In return the issuing lender refunded to the Company the variable interest paid to the bank group under the Company’s term loan agreement on the same notional principal amount.

Effective April 16, 2008, the Company entered into an interest swap that effectively converted $25 million of the Company’s variable debt to a fixed rate basis, thereby hedging against the impact of potential interest rate changes on future interest expense. The notional amount of the swap agreement was increased to $75 million on August 18, 2008. The agreement was to terminate on August 18, 2009 but was revised on January 5, 2009 and extended to August 18, 2010. Under this agreement, the Company originally paid a fixed interest rate of 2.98%. On January 5, 2009, the agreement was revised reducing the rate to 2.22% and extending the terms. In return the issuing lender refunded to the Company the variable interest paid to the bank group under the Company’s term loan agreement on the same notional principal amounts.

Both swaps were designed as a hedge of the variability of cash flows to be paid related to the term loan and met the required criteria of a cash flow hedge. Accordingly changes in the fair value of the derivatives are recorded in accumulated other comprehensive income and reclassified into earnings as

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

the underlying hedged item affects earnings to the extent the derivative is effective in offsetting gains and losses and changes in the fair value of the hedged item.

At December 31, 2008 and 2009 and June 30, 2010, the fair value of the interest rate swaps were reflected as liabilities in the amount of $1.14 million, $934,000 and $238,000, respectively, and as included in Other long-term liabilities on the accompanying consolidated balance sheet.

(12)	Fair Value Measurements

Management believes that the carrying amounts of the Company’s financial instruments including cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses, approximates fair value due to the short-term nature of those instruments. The carrying amount of the Company’s debt obligations approximate fair value based on interest rates available on similar borrowings.

The Company follows Financial Accounting Standards Board (FASB) accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. ASC 820, Fair Value Measurements and Disclosures, among other things, define fair value, establish a framework for measuring fair value and expands disclosure about such fair value measurements. Assets and liabilities measured at fair value are based on one or more of three valuation techniques provided for in the standards. The three valuation techniques are as follows:

Market Approach	Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities

Income Approach	Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques and option-pricing models)

Cost Approach	Amount that currently would be required to replace the service capacity of an asset (often referred to as replacement cost)

The standards clarify that fair value is an exit price, representing the amount that would be received to sell an asset, based on the highest and best use of the asset, or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for evaluating such assumptions, the standards establish a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; or

Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

The Company evaluates assets and liabilities subject to the fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. The determination requires significant judgments to be made by the Company. The following is a brief summary of the Company’s classifications within the fair value hierarchy of each major category of asset and liabilities that it measures and reports on its balance sheet at fair value on a recurring basis.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

•	Interest rate swaps — The Company’s interest rate swaps are not actively traded but are valued using valuation models and credit valuation adjustments, both of which use significant inputs that are observable in active markets over the term of the instruments the Company holds, and accordingly, the Company classifies these valuation techniques as level 2.

•	Warrants — The Company’s warrants are valued using the Company’s assumptions that do not have observable inputs or available market data to support the fair value and accordingly, the Company classifies these valuation techniques as level 3.

The following liabilities are measured at fair value (in thousands):

	December 31, 2008
	Liability	Valuation
	balance	technique	Input level

Interest rate swap	$1,140	Market	2

	December 31, 2009
	Liability	Valuation
	balance	technique	Input level

Interest rate swap	$934	Market	2
Warrants	580	Income	3

	June 30, 2010
	Liability	Valuation
	balance	technique	Input level

Interest rate swap	$238	Market	2
Warrants	9,032	Income	3

The interest rate swap and warrants are measured on a recurring basis. There were no new swap agreements executed in the six months ended June 30, 2010. The change in the warrant liability during the six months ended June 30, 2010 was $8.452 million and related to the increase in the fair value.

(13)	Shareholders’ Equity

(a)  Stock-based Compensation

During 2003, the Company established the New Century Transportation, Inc. Amended and Restated Equity Incentive Plan (the 2003 Plan), which provides for the issuance of up to 59,061 shares of common stock upon the exercise of stock options. In 2006 the Company ceased granting awards under the 2003 Plan.

In June 2006, the Company adopted the New Century Transportation, Inc. 2006 Stock Incentive Plan (the 2006 Plan) pursuant to which the Company’s board of directors may grant options and restricted stock to officers and key employees. The Plan authorizes grants of options to purchase up to 3,200 shares of authorized but unissued common stock. Stock options can be granted with an exercise price less than, equal to or greater than the stock’s fair market value at the date of grant. All stock options vest 20% per year over five years on the anniversary date of the grant date or earlier upon a change of control or qualified initial public offering, as defined, and expire seven years after the date of grant. At June 30, 2010, there were 170 additional options available for the Company to grant under the Plan.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model assuming no dividends and using the weighted average assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as employee option exercise behavior and the contractual term of the option. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	December 31	December 31
	2007	2009

Valuation assumptions:
Expected volatility	40.0%	45.0%
Expected term (years)	5.0	5.0
Risk-free interest rate	5.0%	2.7%

The weighted average grant date fair value of options granted during 2007 and 2009 was $397.46 and $36.91, respectively. No options were granted in 2008 or for the six months ended June 30, 2010. Due to the limited number of option holders, the Company expects all outstanding options to vest. There were no options exercised during the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010.

Stock option activity during the periods indicated is as follows:

				Weighted
			Weighted	average
			average	remaining	Aggregate
	Number of shares		exercise	contractual	intrinsic
	2003 Plan	2006 Plan	price	term	value

Outstanding at December 31, 2006	5,442	1,440	$206.62	6.5 years
Granted	—	640	927.00
Forfeited	—	(200)	927.00

Outstanding at December 31, 2007	5,442	1,880	249.91	5.6 years
Granted	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2008	5,442	1,880	249.91	4.6 years
Granted	—	1,350	475.00
Forfeited	(567)	(200)	443.70

Outstanding at December 31, 2009	4,875	3,030	276.75	3.8 years
Granted	—	—	—
Forfeited	(341)	—	16.00

Outstanding at June 30, 2010	4,534	3,030	$288.5	3.4 years	$4.119 million

Exercisable at June 30, 2010	4,534	1,056	$102.71	3.1 years	$3.600 million

At December 31, 2008 and 2009 and June 30, 2010, there were $369,000, $300,000 and $199,000, respectively, of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan. These costs are expected to be recognized over a weighted average period of 2.7, 2.6 and 1.4 years, respectively.

NEW CENTURY TRANSPORTATION, INC.

Notes to Consolidated Financial Statements — (Continued)

In 2006 the Company executed Special Stock Agreements with five key employees who are also shareholders of the Company or option holders (the Sellers). The terms of the Special Stock Agreements provide that if any of the Sellers terminate employment prior to June 30, 2011, a specified number of common stock shares or options to purchase common stock owned by the terminated Seller(s) would be forfeited. Upon such termination, the Company will make a grant of restricted stock pursuant to the Company’s Plan to the remaining Sellers who have not terminated. The restricted shares will vest upon the earlier of (i) the 16 month anniversary of an initial public offering as defined in the agreements (ii) immediately upon an approved sale of the Company for which cash proceeds are received or (iii) the first anniversary of an approved sale for which non-cash proceeds are received. One of the Sellers terminated as of December 31, 2009 and forfeited 341 options. On January 1, 2010 the Company issued the 341 restricted shares to the remaining Sellers pursuant to the terms of the Special Stock Agreements. As of June 30, 2010, 5,395 shares remain forfeitable pursuant to the terms of the Special Stock Agreements.

(b)  Warrants

As of December 31, 2009 and June 30, 2010, warrants to purchase up to 21,053 shares of common stock at an exercise price of $475 were outstanding. The warrants expire on November 19, 2019.

The warrants are classified as warrant liability on the accompanying balance sheet in accordance with FASB accounting guidance, as the warrants entitle the holder to settle in cash at the option of the holder beginning November 2014 (note 6).

           Shares

Common Stock

PROSPECTUS
, 2010

Wells Fargo Securities

Stifel Nicolaus Weisel

BB&T Capital Markets

RBC Capital Markets

Stephens Inc.

Dahlman Rose & Company

Through and including          , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates, other than the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$8,556
FINRA filing fee	$12,500
Nasdaq Global Market listing fee	$125,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*

Total		*

*	To be completed by amendment.

Item 14.  Indemnification of Directors and Officers.

Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify any person who is or was a director, officer, employee or agent of a corporation against reasonable costs, disbursements, counsel fees, judgments, fines and amounts paid in settlement in connection with any proceeding involving such person by reason of such person being or having been a director, officer, employee or agent, other than a proceeding by or in the right of the corporation; provided, that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaw, agreement, vote of shareholders or otherwise. In addition, a corporation may indemnify such corporate agent against his expenses in connection with any preceding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of his having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

As permitted by the New Jersey Business Corporation Act, our amended and restated bylaws provide that (i) we are required to indemnify our directors and officers to the fullest extent permitted by applicable law; (ii) we are permitted to indemnify our other employees to the extent permitted by applicable statutory law; (iii) we are required to advance expenses to our directors and officers in connection with any legal proceeding, subject to the provisions of applicable statutory law; and (iv) the rights conferred in our bylaws are not exclusive.

Section 14A:2-7 of the New Jersey Business Corporation Act enables a corporation, in its certificate of incorporation, to eliminate or limit the personal liability of a director to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. Our restated certificate of incorporation provides for such limitations on liability for our directors.

Section 14A:3-5 of the New Jersey Business Corporation Act also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against such person by reason of such person’s status as director, officer, employee or agent of the corporation. In connection with this offering, we will obtain liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities without registration under the Securities Act of 1933:

On November 19, 2009, we issued an aggregate of $10,000,000 of subordinated notes to investment funds affiliated with Jefferies Capital Partners for an aggregate purchase price of $9,624,981. We also issued warrants to purchase        shares of our common stock to investment funds affiliated with Jefferies Capital Partners for an aggregate purchase price of $375,019. The warrants have an initial exercise price of $      per share and expire on November 19, 2019. The notes and warrants both were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

On June 29, 2007, we issued $2,500,000 of convertible subordinated notes in connection with our acquisition of P&P Transport, Inc. and Evergreen Equipment Leasing Co., Inc. The notes are convertible into shares of common stock at an initial conversion price of $      per share. The notes were issued in reliance on Rule 506 of Regulation D of the Securities Act.

Since March 31, 2007, we have granted stock options to purchase an aggregate of        shares of our common stock at exercise prices ranging from $      to $      per share to a total of 12 employees, consultants and directors under the 2006 Stock Plan. The grant of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number	Document

1.1	Form of Underwriting Agreement*
3.1	Form of Restated Certificate of Incorporation*
3.2	Form of Amended and Restated Bylaws*
4.1	Form of Stock Certificate*
4.2	Form of 14% Amended and Restated Convertible Subordinated Note, amended and restated March 28, 2008, between New Century Transportation, Inc. and each of Patricia Montgomery, Joseph Montgomery, Margaret M. Zanger and Charles A. Zanger**
4.3	Form of Senior Subordinated Promissory Note, dated November 19, 2009, between New Century Transportation, Inc. and each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
4.4	Form of Subordinated Promissory Note, dated December 1, 2006, between New Century Transportation, Inc. and each of Marc L. Haney, Paul A. Haney and Leonard A. Haney**
4.5	Form of Warrant to Purchase Shares of Common Stock, dated November 19, 2009, issued to each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
4.6	Registration Rights Agreement, dated June 23, 2006, by and among New Century Transportation, Inc., NCT Acquisition LLC and the other investors named therein**
4.7	Securities Holders Agreement, dated June 23, 2006, by and among New Century Transportation, Inc., NCT Acquisition LLC and the other investors named therein**
4.8	First Amendment to the Securities Holders Agreement, dated December 1, 2006, by and among New Century Transportation, Inc. NCT Acquisition LLC and the Management Investors named therein**
4.9	Special Stock Agreement, dated June 23, 2006, between NCT Acquisition LLC, New Century Transportation, Inc., Harry J. Muhlschlegel, Brian J. Fitzpatrick, James J. Molinari, Jerry Shields, Jr. and Dave Russell**
4.10	Form of Amendment to Special Stock Agreement, dated June 7, 2010, between NCT Acquisition, LLC and each of Harry Muhlschlegel, Brian Fitzpatrick, James Molinari and Gerald T. Shields, Jr.**
5.1	Opinion of Dechert LLP*
10.1	Credit Agreement, dated August 14, 2006, among New Century Transportation, Inc., certain domestic subsidiaries, the lenders from time to time party thereto, PNC Bank, National Association and Sovereign Bank, as co-syndication agents, Churchill Financial Cayman Ltd and CIT Capital Securities, LLC, as co-documentation agents and Wachovia Bank, National Association, as administrative agent**
10.2	First Amendment to Credit Agreement, dated December 1, 2006, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.3	Second Amendment to Credit Agreement, dated June 29, 2007, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.4	Third Amendment to Credit Agreement, dated February 13, 2008, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**

Exhibit
Number	Document

10.5	Fourth Amendment to Credit Agreement, dated November 19, 2009, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.6	Note and Warrant Purchase Agreement, dated November 19, 2009, by and among New Century Transportation, Inc., Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
10.7	New Century Transportation, Inc. Amended and Restated Equity Incentive Plan, amended and restated December 27, 2002**
10.8	New Century Transportation, Inc. 2006 Stock Incentive Plan**
10.9	New Century Transportation Inc. Executive SERP Plan, revised and restated January 1, 2008**
10.10	2010 New Century Transportation, Inc. Stock Incentive Plan*
10.11	Form of Letter Agreement between New Century Transportation, Inc. and each of Harry Muhlschlegel, Brian Fitzpatrick, James Molinari and Jerry Shields**
10.12	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Harry J. Muhlschlegel
10.13	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Brian J. Fitzpatrick
10.14	Amended and Restated Employment Agreement between New Century Transportation, Inc. and James J. Molinari
10.15	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Gerald T. Shields
10.16	Amended and Restated Lease, dated June 23, 2006, between Jenicky, L.L.C. and New Century Transportation, Inc.**
10.17	Industrial Building Lease, dated March 30, 2010, between First Industrial, L.P. and New Century Transportation, Inc.*
10.18	Letter, dated September 10, 2010, from Caterpillar, Inc. and Ransome Cat
21.1	Subsidiaries of New Century Transportation, Inc.**
23.1	Consent of KPMG LLP
23.2	Consent of Dechert LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney (included on the signature page of the Registration Statement)
99.1	Consent of ACT Research, Co., LLC
99.2	Consent of American Trucking Associations, Inc.
99.3	Consent of SJ Consulting Group, Inc.

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedule

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

Item 17.  Undertakings.

a. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westampton, State of New Jersey, on September 24, 2010.

NEW CENTURY TRANSPORTATION, INC.

By:	/s/ Harry Muhlschlegel
Harry Muhlschlegel
Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Harry Muhlschlegel and Brian Fitzpatrick, as his/her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HARRY MUHLSCHLEGEL Harry Muhlschlegel	Chairman and Chief Executive Officer (principal executive officer)	September 24, 2010

/s/ BRIAN FITZPATRICK Brian Fitzpatrick	Chief Financial Officer, Secretary and Director (principal financial and accounting officer)	September 24, 2010

/s/ JAMES DOWLING James Dowling	Director	September 24, 2010

/s/ JAMES MOLINARI James Molinari	Director	September 24, 2010

/s/ SETH WILSON Seth Wilson	Director	September 24, 2010

EXHIBIT INDEX

Exhibit
Number	Document

1.1	Form of Underwriting Agreement*
3.1	Form of Restated Certificate of Incorporation*
3.2	Form of Amended and Restated Bylaws*
4.1	Form of Stock Certificate*
4.2	Form of 14% Amended and Restated Convertible Subordinated Note, amended and restated March 28, 2008, between New Century Transportation, Inc. and each of Patricia Montgomery, Joseph Montgomery, Margaret M. Zanger and Charles A. Zanger**
4.3	Form of Senior Subordinated Promissory Note, dated November 19, 2009, between New Century Transportation, Inc. and each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
4.4	Form of Subordinated Promissory Note, dated December 1, 2006, between New Century Transportation, Inc. and each of Marc L. Haney, Paul A. Haney and Leonard A. Haney**
4.5	Form of Warrant to Purchase Shares of Common Stock, dated November 19, 2009, issued to each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
4.6	Registration Rights Agreement, dated June 23, 2006, by and among New Century Transportation, Inc., NCT Acquisition LLC and the other investors named therein**
4.7	Securities Holders Agreement, dated June 23, 2006, by and among New Century Transportation, Inc., NCT Acquisition LLC and the other investors named therein**
4.8	First Amendment to the Securities Holders Agreement, dated December 1, 2006, by and among New Century Transportation, Inc. NCT Acquisition LLC and the Management Investors named therein**
4.9	Special Stock Agreement, dated June 23, 2006, between NCT Acquisition LLC, New Century Transportation, Inc., Harry J. Muhlschlegel, Brian J. Fitzpatrick, James J. Molinari, Jerry Shields, Jr. and Dave Russell**
4.10	Form of Amendment to Special Stock Agreement, dated June 7, 2010, between NCT Acquisition, LLC and each of Harry Muhlschlegel, Brian Fitzpatrick, James Molinari and Gerald T. Shields, Jr.**
5.1	Opinion of Dechert LLP*
10.1	Credit Agreement, dated August 14, 2006, among New Century Transportation, Inc., certain domestic subsidiaries, the lenders from time to time party thereto, PNC Bank, National Association and Sovereign Bank, as co-syndication agents, Churchill Financial Cayman Ltd and CIT Capital Securities, LLC, as co-documentation agents and Wachovia Bank, National Association, as administrative agent**
10.2	First Amendment to Credit Agreement, dated December 1, 2006, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.3	Second Amendment to Credit Agreement, dated June 29, 2007, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.4	Third Amendment to Credit Agreement, dated February 13, 2008, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**

Exhibit
Number	Document

10.5	Fourth Amendment to Credit Agreement, dated November 19, 2009, by and among New Century Transportation, Inc., certain of its domestic subsidiaries and Wachovia Bank, National Association, as administrative agent**
10.6	Note and Warrant Purchase Agreement, dated November 19, 2009, by and among New Century Transportation, Inc., Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC**
10.7	New Century Transportation, Inc. Amended and Restated Equity Incentive Plan, amended and restated December 27, 2002**
10.8	New Century Transportation, Inc. 2006 Stock Incentive Plan**
10.9	New Century Transportation Inc. Executive SERP Plan, revised and restated January 1, 2008**
10.10	2010 New Century Transportation, Inc. Stock Incentive Plan*
10.11	Form of Letter Agreement between New Century Transportation, Inc. and each of Harry Muhlschlegel, Brian Fitzpatrick, James Molinari, and Jerry Shields**
10.12	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Harry J. Muhlschlegel
10.13	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Brian J. Fitzpatrick
10.14	Amended and Restated Employment Agreement between New Century Transportation, Inc. and James J. Molinari
10.15	Amended and Restated Employment Agreement between New Century Transportation, Inc. and Gerald T. Shields
10.16	Amended and Restated Lease, dated June 23, 2006, between Jenicky, L.L.C. and New Century Transportation, Inc.**
10.17	Industrial Building Lease, dated March 30, 2010, between First Industrial, L.P. and New Century Transportation, Inc.*
10.18	Letter dated September 10, 2010, from Caterpillar, Inc. and Ransome Cat
21.1	Subsidiaries of New Century Transportation, Inc.**
23.1	Consent of KPMG LLP
23.2	Consent of Dechert LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney (included on the signature page of the Registration Statement)
99.1	Consent of ACT Research, Co., LLC
99.2	Consent of American Trucking Associations, Inc.
99.3	Consent of SJ Consulting Group, Inc.

*	To be filed by amendment

**	Previously filed.